UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 10-K ☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2025 ☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from __________to __________ Commission file number 001-35887 MIMEDX GROUP, INC. (Exact name of registrant as specified in its charter) Florida 26-2792552 (State or other jurisdiction of incorporation or organization) (I.R.S. Employer Identification No.) 1775 West Oak Commons Court, NE, Marietta, GA (Address of principal executive offices) 30062 (Zip Code) (770) 651-9100 (Registrant’s telephone number, including area code) Securities registered pursuant to Section 12(b) of the Act: Title of each class Trading Symbol Name of each exchange on which registered Common Stock, par value $0.001 per share MDXG The Nasdaq Stock Market LLC Securities registered pursuant to Section 12(g) of the Act: None. 1

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes þ No o Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes o No þ Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐ Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§223.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes þ No ¨ Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐ Emerging growth company ☐ If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐ Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered accounting firm that prepared or its audit report ☑ If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐ Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive- based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐ Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No þ The aggregate market value of the registrant’s voting common equity held by non-affiliates of the registrant as of June 30, 2025 (the last business day of the registrant’s most recently completed second quarter) was approximately $719 million based upon the last sale price ($6.11) of the shares as reported on The Nasdaq Stock Market LLC on such date. There were 148,566,586 shares of the registrant’s common stock, par value $0.001 per share, outstanding as of February 19, 2026. Documents Incorporated By Reference Portions of the proxy statement relating to the 2026 Annual Meeting of Shareholders, to be filed within 120 days after the end of the fiscal year to which this report relates, are incorporated by reference in Part III of this Report. 2

Table of Contents Item Description Page Part I Item 1. Business 7 Item 1A. Risk Factors 21 Item 1B. Unresolved Staff Comments 38 Item 1C. Cybersecurity 38 Item 2. Properties 38 Item 3. Legal Proceedings 38 Item 4. Mine Safety Disclosures 38 Part II Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities 39 Item 6. [Reserved] 41 Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations 41 Item 7A. Quantitative and Qualitative Disclosures About Market Risk 49 Item 8. Financial Statements and Supplementary Data F- 1 Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure 86 Item 9A. Controls and Procedures 86 Item 9B. Other Information 87 Item 9C. Disclosures Regarding Foreign Jurisdictions that Prevent Inspections 88 Part III Item 10. Directors, Executive Officers and Corporate Governance 88 Item 11. Executive Compensation 88 Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters 88 Item 13. Certain Relationships and Related Transactions, and Director Independence 88 Item 14. Principal Accounting Fees and Services 88 Part IV Item 15. Exhibits, Financial Statement Schedules 89 Item 16. Form 10-K Summary 92 Signatures 93 3

PART I Explanatory Note and Important Cautionary Statement Regarding Forward-Looking Statements As used herein, the terms “MIMEDX,” “the Company,” “we,” “our” and “us” refer to MiMedx Group, Inc., a Florida corporation, and its consolidated subsidiaries as a combined entity, except where it is clear that the terms mean only MiMedx Group, Inc. The following discussion should be read in conjunction with the financial statements and related notes contained elsewhere in this Annual Report. Certain statements made in this Annual Report are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended. All statements relating to events or results that may occur in the future are forward-looking statements, including, without limitation, statements regarding the following: • our strategic focus and our current business priorities, and our ability to implement these priorities; • the advantages of our products, development of new products and expansion of our product offering; • our expectations regarding potential markets for our products, including a growing number of surgical specialties, the size of potential markets and any growth in such markets; • our expectations regarding expansion in current markets and outside the U.S. for our products; • our expectations regarding ongoing regulatory obligations and oversight and the changing nature thereof impacting our products, research and clinical programs, and business; • our expectations regarding Medicare reimbursement reform involving certain of our products and our ability to secure Medicare reimbursement for additional products in the future; • our assumptions that we may rely on when calculating the Average Sales Price and any related liability that we may be subject to; • our expectations regarding our ability to procure sufficient supplies of human tissue to manufacture and process our existing and future products; • our expectations regarding costs relating to compliance with regulatory requirements; • our expectations regarding our systems and their ability to ensure the Company’s compliance with regulations; • our intention to implement and maintain rigorous quality standards through the Company’s supply chain and to advance the scientific body of evidence substantiating the clinical efficacy of our products; • our expectations regarding the sufficiency of our insurance; • our expectations regarding government and other third-party coverage and reimbursement for our products; • our expectation that we will not pay cash dividends and that we expect to deploy our capital toward various goals, including the development, operation, and expansion of our business, the repayment of debt, and, to the extent authorized by our Board, potential repurchases of our Common Stock; • our belief that our properties are suitable and adequate to meet the needs of our business; • our expectations regarding the outcome of pending litigation and investigations; • our belief in the sufficiency of our intellectual property rights in our technology; • our expectations regarding future income tax liability; • our belief that we will be able to meet our operational liquidity needs; • demographic and market trends; and • our ability to compete effectively. Forward-looking statements generally can be identified by words such as “expect,” “will,” “change,” “intend,” “seek,” “target,” “future,” “plan,” “continue,” “potential,” “possible,” “could,” “estimate,” “may,” “anticipate,” “to be” and similar expressions. These statements are based on numerous assumptions and involve known and unknown risks, uncertainties and other factors 4 that could significantly affect our operations and may cause our actual actions, results, financial condition, performance or achievements to differ materially from any future actions, results, financial condition, performance or achievements expressed or implied by any such forward-looking statements. Factors that may cause such a difference include, without limitation, those discussed in Item 1A, Risk Factors in this Annual Report. Unless required by law, the Company does not intend, and undertakes no obligation, to update or publicly release any revision to any forward-looking statements, whether as a result of the receipt of new information, the occurrence of subsequent events, a change in circumstances or otherwise. Each forward-looking statement contained in this Annual Report is specifically qualified in its entirety by the aforementioned factors. Readers are advised to carefully read this Annual Report in conjunction with the important disclaimers set forth above prior to reaching any conclusions or making any investment decisions and not to place undue reliance on forward-looking statements, which apply only as of the date of the filing of this Annual Report with the SEC. Summary of Risk Factors Set forth below is a summary of the principal risks and uncertainties affecting our business. These risks are discussed more fully in “Item 1.A. Risk Factors” beginning on page 21 below. Risks Related to Our Business and Industry • If we do not successfully execute our priorities, our business, operating results and financial condition could be adversely affected. • We are in a highly competitive and evolving field and face competition from well-established tissue processors and medical device manufacturers, as well as new market entrants. • Our revenues depend on adequate reimbursement from public and private insurers and health systems and changes to the way in which our products are reimbursed in various sites of service could adversely impact our financial results. • Rapid technological change could cause our products to become obsolete. • Many of our products depend on the availability of tissue from human donors, and any disruption in supply could adversely affect our business. • We depend on our senior leadership team and key employees and may not be able to retain or replace these employees or recruit additional qualified personnel. • Our revenue, results of operations and cash flows may suffer upon the loss of a Group Purchasing Organization or Integrated Delivery Network. • We contract with and are dependent on independent sales agents and distributors. • Disruption of our processing facilities could adversely affect our business, financial condition and results of operations. • To be commercially successful, we must educate physicians, where appropriate, how and when our products are proper alternatives to existing treatments and that our products should be used in their procedures. • If we cannot successfully address quality issues that may arise with our products, our brand reputation could suffer, and our business, financial condition, and results of operations could be adversely impacted. • The formation of physician-owned distributorships could result in increased pricing pressure on our products or harm our ability to sell our products to physicians who own or are affiliated with those distributorships. • We face the risk of product liability claims and may not be able to obtain or maintain adequate product liability insurance. • The products we offer are derived from human and animal tissue and therefore have the potential for disease transmission. • We may implement a product recall or voluntary market withdrawal. • A cyberattack or significant disruptions of information technology systems could adversely affect our business. • We may expand or contract our business through acquisitions, divestitures, licenses, investments, and other commercial arrangements. • A portion of our revenues and accounts receivable come from government accounts. 5

• New lines of business or new products and services may subject us to additional risks. • Our international expansion and operations outside the U.S. expose us to risks. Risks Related to Regulatory Approval of Our Products and Other Government Regulations • The FDA has in the past determined, and may in the future determine, that certain of our products that are, or are derived from, human cells or tissues, do not qualify for regulation solely under Section 361 of the Public Health Service Act (“Section 361”), and may require that we revise our labeling and marketing claims for these products or that we suspend sales of such products until FDA pre-market clearance or approval is obtained, which could adversely affect our business, results of operations, and financial condition. • Obtaining and maintaining the necessary regulatory approvals, including conducting clinical trials, for certain of our products will be expensive and time consuming and may impede our ability to fully exploit our technologies. • Our business is subject to extensive regulation by the FDA and other authorities, which is costly. • We may be subject to fines, penalties, injunctions and other sanctions if we are deemed to be promoting the use of our products for unapproved, or off-label, uses. • We and our sales representatives must comply with various federal and state anti-kickback, self-referral, false claims and similar laws. • Our results of operations may be adversely affected by current and potential future healthcare reforms. • We may fail to obtain or maintain foreign regulatory approvals to market our products in other countries. • Federal, state, and international laws that protect the privacy and security of personal information may increase our costs and limit our ability to collect and use that information and subject us to liability. Risks Related to Our Intellectual Property • Our ability to protect our intellectual property and proprietary technology through patents and other means is uncertain and may be inadequate. • We may become subject to claims of infringement of the intellectual property rights of others. • We may be subject to damages resulting from claims that we, our employees, or our independent contractors have wrongfully used or disclosed alleged trade secrets, proprietary or confidential information of our competitors or are in breach of non-competition or non-solicitation agreements with our competitors. Risks Related to Our Consolidated Financial Statements, Internal Controls and Related Matters • If we fail to maintain adequate internal control over financial reporting in the future, this could adversely affect our business, financial condition and operating results. Risks Related to the Ownership of Our Common Stock • The restrictive covenants in the Citizens Credit Agreement, and the Company’s obligation to make payments under the Citizens Credit Agreement, limit our operating and financial flexibility. • EW Healthcare Partners and its interests may conflict with those of our other shareholders. • The price of our Common Stock has been, and will likely continue to be, volatile. • Securities analysts may elect not to report on our common stock or may issue negative reports that adversely affect the stock price. • Fluctuations in revenue or results of operations could cause additional volatility in our stock price. • We do not intend to pay cash dividends on our Common Stock. • Our capital allocation decisions, including decisions regarding share repurchases, investments in inorganic opportunities, and other capital allocation activities, may not achieve their intended benefits and could adversely affect our financial condition and stock price. 6

• Certain provisions of Florida law and anti-takeover provisions in our organizational documents may discourage or prevent a change of control. Estimates and Projections This discussion includes certain estimates, projections and other statistical data. These estimates and projections reflect management’s best estimates based upon currently available information and certain assumptions we believe to be reasonable. These estimates are inherently uncertain, subject to risks and uncertainties, many of which are not within our control, have not been reviewed by our independent auditors and may be revised as a result of management’s further review. In addition, these estimates and projections are not a comprehensive statement of our financial results, and our actual results may differ materially from these estimates and projections due to developments that may arise between now and the time the results are final. There can be no assurance that the estimates will be realized, and our results may vary significantly from the estimates, including as a result of unexpected issues in our business and operations. Accordingly, you should not place undue reliance on such information. Projections, assumptions and estimates of our future performance and the future performance of the markets in which we operate are necessarily subject to a high degree of uncertainty and risk. See Item 1A, Risk Factors for further information. Item 1. Business Overview MIMEDX is a pioneer and leader focused on helping humans heal. With nearly two decades of helping clinicians manage chronic and other hard-to-heal wounds, MIMEDX provides a leading portfolio of products for applications in the wound care, burn, and surgical sectors of healthcare. The Company’s vision is to be the leading global provider of healing solutions through relentless innovation to restore quality of life. Since its inception, MIMEDX has focused on leading the industry with its deep expertise, unmatched peer-reviewed scientific and clinical data, robust intellectual property portfolio and an expansive library of real-world evidence supporting the use of our products. Historically, our sole focus has been on placental biologics. However, in 2024, we broadened our portfolio and began offering animal-derived products, or xenografts, and in 2025 and early 2026, we entered into agreements with manufacturers of other wound care modalities to further expand our product offering to serve our large and growing customer base. We continue to look for ways to broaden our portfolio, both inorganically and through our internal research and development efforts. Today, our product portfolio is routinely used to help clinicians treat patients suffering from chronic and other hard-to-heal wounds, in wound care and in an increasing number of surgical specialties. In wound care, our products are often used when a patient is either slowly responding or not responding to conventional treatments and a clinician determines they may benefit from advanced treatments. When advanced treatments are determined to be necessary in order to continue treatment, clinicians select products from our portfolio to support the healing process. Our placental allografts are human tissues that are derived from one person (the donor) and used to process products that treat multiple people (the recipients). The manufacturing of our human-derived product offering begins with donated birth tissue, namely the human placental membrane, umbilical cord and the placental disc, which we source through a large donor network developed over more than a decade with leading hospitals and clinician groups. In partnership with these facilities, we are able to obtain donated birth tissue from consenting mothers, which are then shipped to our manufacturing facilities in Marietta, Georgia, and undergo a series of testing followed by our proprietary tissue manufacturing workflow, which we refer to as the PURION® process. MIMEDX has supplied several million allografts, through all shipments, filling direct orders and consignment orders, through December 31, 2025. Additionally, during 2024 and 2025, in response to market conditions, our portfolio included additional placental allografts, CELERA™ and EMERGE ™, that were manufactured by a contracted third party. In 2024, we obtained the exclusive rights for and launched our first xenograft product and first U.S. Food & Drug Administration (“FDA”) 510(k)-cleared product, HELIOGEN® Fibrillar Collagen Matrix, a particulate product aimed at addressing complex wounds primarily in the surgical setting. HELIOGEN is manufactured by Regenity Biosciences, a developer and manufacturer of bioresorbable technologies. In 2025 and early 2026, we entered into exclusive distribution agreements for several products, including: • RegenKit®-Wound Gel, an autologous platelet-rich plasma (“PRP”) and autologous thrombin serum (“ATS”) wound gel. • NovaForm® Wound Matrix, a proprietary bioglass and collagen-based wound dressing intended for use in the management of partial and full-thickness wounds, such as pressure ulcers, venous ulvers, diabetic ulcers and surgical wounds. 7

• G4Derm Plus®, a flowable peptide matrix engineered for rapid, protected wound closure. The product forms a 3D scaffold that mimics the human extracellular matrix (ECM) and serves as an antibacterial barrier that protects the wound. • Hydrelix Collagen Matrix, a sterile, Type 1 collagen powder, comprised of soluble modified bovine collagen. We employ Current Good Tissue Practices (“CGTP”) and terminal sterilization to produce our allografts. All of our products sold in the United States are regulated by the FDA, and to the extent we sell our products outside the United States, by other regulatory agencies in such international markets. We devote significant research and development resources and expertise to the therapeutic potential of human derived, animal derived and synthetic tissues in an effort to grow our product offering, develop innovative products that address a wide range of chronic and acute health conditions affecting large patient populations, and generate best-in-class clinical evidence and data to support the use of our products. Market Overview Domestic sales currently account for the vast majority of our revenue today. In the United States, our primary areas of clinical use include applications in surgical settings as well as for the treatment of wounds and to a lesser extent burns. Additionally, we continue to pursue international expansion, primarily targeting Japan, as discussed below. Wound The unmet need for healing solutions is large and growing, with an estimated 1-2% of the population in developed countries and worldwide experiencing a chronic wound sometime in their lives1. In the U.S., the most recently available data indicates that chronic wounds affect more than 10 million Medicare beneficiaries and nearly 2.5% of the total population in the U.S.2 The treatment of chronic wounds with advanced treatments is often referred to as Advanced Wound Care (“AWC”). Chronic wounds are defined and characterized as those that do not progress through the normal process of healing and remain open for an extended period of time, which, depending on the wound, can be from several weeks to a few months. There are numerous underlying causes of these wounds, with this patient population typically sharing some combination of comorbidities, including age, obesity, smoking history, diabetes and underlying heart and vascular diseases. Due to the rising incidence of each of these factors, we expect the AWC market will continue to grow worldwide. Patients present with chronic wounds in a variety of care settings and these wounds vary in severity and complexity to treat. Our products can be found in many of these sites of service, including the private physician office (e.g., podiatry clinics), wound care centers, hospital inpatient and outpatient settings, nursing homes and federal facilities, such as those operated by the Department of Veterans Affairs (“VA”). The most common types of chronic and hard-to-heal wounds appear in the lower extremities, presenting as diabetic foot ulcers (“DFUs”), venous leg ulcers (“VLUs”), and pressure ulcers, among others. Taken together, nearly 60% of the chronic wounds in the U.S. are categorized as chronic leg ulcers (which include DFUs and VLUs), with 47% of these wounds treated with Advanced Wound Care dressings such as skin substitutes3. These wounds require intervention and active management by clinicians and are treated in a variety of sites-of-service, with numerous products aimed at achieving healing for the patient. The total costs associated with treatment and management of patients with acute and chronic wounds is also high, as worldwide spend associated with such wounds has historically been estimated to be approximately $150 billion annually. The large and increasing number of patients requiring advanced treatment represents a significant cost burden on the healthcare system. The overall cost of treating chronic wounds is rising sharply, and the annual estimated cost in the United States has recently been estimated to exceed $28 billion4. Complications from non-healing chronic wounds can ultimately result in significant, life-altering adverse outcomes, such as limb amputation5. Ineffective wound management is linked to numerous poor outcomes for patients, up to and including the potential for amputation of the extremity where the wound is present. Amputation is a catastrophic event for patients, with significant impacts to their quality of life, the lives of their caretakers and the expense burden on the healthcare system. Today, up to one-fifth of diabetic patients who develop a DFU will require some form of amputation. Further, patients who undergo a 8 1 Sen CK. Human Wound and Its Burden: Updated 2025 Compendium of Estimates. Adv Wound Care (New Rochelle). 2025;14(9):429-438 2 Human Wound and Its Burden: Updated 2022 Compendium of Estimates, https://pmc.ncbi.nlm.nih.gov/articles/PMC10615092/ 3 GlobalData: 2022 Wound Care Management- Tissue Engineered Skin Subs U.S. Updated May 2022 4 Chronic Wounds: Economic Impact & Costs to Medicare, https://www.woundcarestakeholders.org/news/studies-and-publications/chronic-wounds-economic- impact-costs-to-medicare 5 Five year mortality and direct costs of care for people with diabetic foot complications are comparable to cancer, https://www.ncbi.nlm.nih.gov/pmc/articles/ PMC7092527/#CR1 major lower extremity amputation have an increased five-year mortality rate that is comparable to, and in some cases higher than, patients with many forms of cancer6. Advances in managing chronic and hard-to-heal wounds with solutions such as our EPIFIX® product have been shown to help contribute to improved outcomes for these patients. It is estimated that up to 85% of amputations are avoidable with a holistic, multispecialty team approach that incorporates innovative treatments, such as MIMEDX’s products, and adherence to treatment parameters. MIMEDX is a leader in the cellular tissue products/skin substitute segment of the AWC category and the amniotic tissue allograft sub-category. The AWC market is comprised of many product types, such as medical devices, advanced dressings, xenografts, synthetically derived grafts, biological products, and Human Cells, Tissues, and Cellular and Tissue - Based Products (“HCT/Ps”), which are used as skin substitutes to treat severe and chronic wounds. Not included in AWC are traditional wound care dressings, such as bandages, gauzes and ointments, which typically are used in the treatment of non-severe or non-chronic wounds. The prevalence of both acute and chronic wounds has grown not only in the U.S., but also globally. While historically we have focused primarily on the U.S. market, we are in the process of expanding our footprint internationally, most notably in Japan where EPIFIX is the first and currently the only amniotic tissue product approved in the country for wound treatment across a broad range of conditions. We believe our first-mover advantage, favorable reimbursement rate, and strong distribution partner set us up for long-term success in this large and growing market. Traditional dressings such as bandages, gauzes and ointments, along with treatment of active infection and debridement, currently represent the “standard of care” for treating chronic wounds such as DFUs and VLUs. If, after four weeks of standard of care therapy, the wound has not responded appropriately or improved, clinical research has shown that advanced therapy such as a skin substitute can be beneficial as part of the patient’s treatment plan. Our EPIFIX, EPICORD® and EPIEFFECT® products can be stored at room temperature for up to five years, in contrast to certain other skin substitutes currently on the market that have performance, storage or handling limitations. In addition, we market multiple sizes of EPIFIX, EPICORD and EPIEFFECT sheets for use as protective barriers, which enables a healthcare provider to select an appropriate size graft based on the size of the wound to reduce product waste. Our EPICORD, EPICORD Expandable and EPIEFFECT product lines also offer an alternative treatment option to address larger, deeper wounds in a cost-effective way at a point earlier in the treatment algorithm. With broad commercial payor coverage, the largest body of Level 1 clinical evidence among placental allograft products, a growing compendium of additional evidence, including our EPIEFFECT randomized controlled clinical trial (“RCT”) currently in process, and a dedicated sales team calling on each of the major sites-of-service, we expect to continue to expand our presence in the AWC market, driving future growth of our business7. Surgical In addition to our presence in the AWC settings, our products are also used in a variety of surgical settings, and our strategic goals include building a body of evidence and real-world use data for our products in a wide range of procedures. The applications in Surgical range from those involving the closure of an acute wound (which we refer to as “Surgical Recovery”), to those where our allografts are used inside the body to protect or reinforce tissues and/or regions of interest. Acute wounds are defined as those that are recent, are acquired from an incision or trauma and have yet to progress through the sequential stages of wound healing. Acute wounds can be caused accidentally or they can arise in the normal course of a wide- range of surgical procedures. When acute wounds present in patients with similar comorbidities to those of chronic wound patients, the risk of a slow or ineffective healing wound increases, and the risk of a surgical site infection or other similar complication increases for the patient. In other surgical settings, the use of our products in a wide range of procedures presents a growing number of meaningful opportunities for our business. For example, the use of our tissues in anastomotic procedures has shown a statistically significant reduction in complications arising from leaks. In other procedures, the need to protect sensitive nerves, tissues or other areas may occur. We are working with surgeons in a range of disciplines to build the body of clinical, scientific and health outcomes evidence to support the use of our products broadly. We believe our product offering is ideally suited for applications in a growing number of surgical specialties that we are targeting and expect the utilization of our products to continue to grow 9 6 Epidemiology and Risk of Amputation in Patients With Diabetes Mellitus and Peripheral Artery Disease, https://www.ahajournals.org/doi/10.1161/ ATVBAHA.120.314595 7 Zelen CM, et al. Int Wound J. 2013;10(5):502-507. 2. Zelen CM. J Wound Care. 2013;22(7):347-351. 3. Zelen CM, et al. Wound Medicine. 2014;4:1-4. 4. Zelen CM, et al. Int Wound J. 2014;11(2):122-128. 5. Zelen CM, et al. Int Wound J. 2015;12(6):724-732. 6. Zelen CM, et al. Int Wound J. 2016;13(2):272-282. 7. Tettelbach W,et al. Int Wound J. 2019;16(1):122-130. 8. Serena TE, et al. Wound Repair Regen. 2014;22(6):688-693. 9. Bianchi C, et al. Int Wound J. 2018;15(1):114-122. 10. Bianchi C, et al. Int Wound J. 2019;16(3):761-767

over time in this market. Anastomotic leaks are a serious postoperative complication of intestinal surgeries, with significant health and economic consequences that burden providers, payors and patients. An anastomotic leak can lead to any or multiple of the following complications: increased morbidity and mortality, higher readmission rates, extended length of stay, higher hospitalization costs, increased reoperation rates and a decreased quality of life. Per 1,000 patients, the economic burden associated with anastomotic leaks is approximately $28 million, representing a multibillion cost to the U.S. healthcare system. Recent studies, including one presented in 2025 at leading gastroenterological conferences, demonstrate that AMNIOFIX recipients experienced significant reductions in leak rates and hospital readmissions. Demonstrating reductions in complication rates such as these in common, critical surgical procedures, represents a significant opportunity for MIMEDX to continue to grow its Surgical footprint. We believe our product offering is ideally suited for applications in a growing number of additional surgical specialties that we are targeting and expect the utilization of our products to continue to grow over time in this market. We are working with surgeons in a range of disciplines to build the body of clinical, scientific and health outcomes evidence to support the use of our products broadly. Our Strategic Priorities Our strategy is to continue to deliver advanced products that serve patient needs within the Advanced Wound Care and Surgical markets and increase access to our products through clinical data generation and physician education. We manage our business by focusing on the following strategic priorities, which we believe are paramount to the success of MIMEDX over the short- and long-term. Our first priority is to innovate and diversify our product portfolio to maximize growth. Achievement of this priority is measured by our ability to maximize our commercial opportunities in the markets we serve with existing and future products, continue to introduce new products from our organic pipeline, such as the late-2025 launch of EPIXPRESS, as well as distribution agreements for RegenKit Wound Gel, Hydrelix Collagen Matrix, NovaForm Wound Matrix and G4Derm Plus and accelerate market expansion internationally with a particular focus on continuing to grow our presence in Japan. Our second priority is to develop and deploy programs to expand our surgical footprint. We believe our ability to further penetrate the surgical setting is significant and will be enabled by our ability to leverage our existing evidence for surgical applications, invest in additional research and data in new indications and to drive market adoption of new surgical products, like our recently launched HELIOGEN offering. Our third priority is to enhance our customer intimacy, which is a company-wide effort intended to implement programs and introduce offerings in support of lowering customer turnover. To that end, in March 2024 we launched MIMEDX Connect, an online product ordering and account management portal available to our customers designed to streamline ordering, payment processing and reimbursement submissions, We believe execution of these strategic priorities can and will differentiate the value of our portfolio, address multiple areas of significant unmet clinical need, and support our continued growth in both new and existing segments of the market. We have focused our priorities on initiatives across our organization that position us to realize our commercial ambitions over the long- term while also generating a profitable, cash flow positive business capable of self-funding our future growth objectives. Our Product Portfolio & Pipeline Our product offering is comprised of tissue allografts derived from human placental membrane, umbilical cord, the placental disc, and, in the case of our xenograft, bovine collagen. The majority of our products are developed and manufactured using our proprietary processes. We sell many of our placenta-based allograft products under our own brands. We maintain strict controls on quality at each step of the manufacturing process beginning at the time of procurement. Our Quality Management System is focused on compliance with the American Association of Tissue Banks’ (“AATB”) standards, the FDA’s CGTP regulations, and applicable foreign regulations. Our Wound products, such as EPIFIX, are marketed for external use, such as in Advanced Wound Care applications, while products such as AMNIOEFFECT are positioned for use in Surgical applications, including lower extremity repair, plastic surgery, vascular surgery and multiple orthopedic repairs and reconstruction, and our AXIOFILL product is positioned for use in the replacement or supplementation of damaged or inadequate integumental tissue. Our product portfolio also includes products for the burn market and others. 10

In 2024, we launched HELIOGEN, our first xenograft (animal-derived) and our first 510(k) cleared product in our portfolio. HELIOGEN is an advanced bovine collagen matrix containing type I and type III collagen that is intended for the management of moderately to heavily exudating wounds and to control minor bleeding. The product may be used for the management of exudating wounds such as pressure ulcers, venous stasis ulcers, diabetic ulcers, acute wounds, such as trauma and surgical wounds, and partial-thickness burns. In 2025 and early 2026, we entered into exclusive distribution agreements for several additional complementary Wound and Surgical products that broaden our product offering with customers across the sites-of-care that we serve. We continue to research new opportunities for additional human and animal derived products in a variety of configurations and sizes, and we have additional offerings in various stages of conceptualization and development. Placenta Donation Program In order to obtain the source material for our human birth tissue-based product portfolio, we partner with physicians and hospitals to recover donations of these materials at hospitals around the United States. Through our donor program, a mother who delivers a healthy baby via Caesarean section can donate her placenta and umbilical cord tissue in lieu of having it discarded as medical waste. After consent for donation is obtained, a blood sample from each donor is tested for communicable diseases, and the donor is screened for risk factors to determine eligibility in compliance with federal regulations and AATB standards. We operate a licensed tissue bank that is registered as a tissue establishment with the FDA, and we are an accredited member of the AATB. All donor records and test results are reviewed by our Medical Director and staff prior to the release of the tissue for distribution. We have developed a large, geographically diverse, network of hospitals across the United States that participate in our placenta donation program, and we employ a dedicated staff that work with these hospitals. We also utilize third-party providers of placenta donations on an as-needed basis to mitigate business risk. We believe that we will be able to obtain an adequate supply of tissue to meet anticipated demand for the foreseeable future. Processing and Manufacturing The Company has developed and patented a unique and proprietary technique (PURION) for processing allografts from the donated placental tissue. This technique specifically focuses on preserving the tissue’s natural growth factor content and regulatory proteins and maintaining the structure and collagen matrix of the tissue. Our patented and proprietary processing method employs aseptic processing techniques in addition to terminal sterilization for increased product safety. Despite starting with similar placental tissues, all placental tissue products and processing methods are not the same – we believe that our proprietary process preserves more of the natural beneficial characteristics of the tissue than the processes used by many of our competitors. The PURION process produces an allograft that retains the tissue’s inherent biological properties and regulatory proteins (including cytokines, chemokines, and growth factors) found in the placental tissue and produces an allograft that is safe and easy for healthcare providers to use. Our allografts can be stored at room temperature and have a five-year shelf life. Each sheet allograft incorporates specialized visual markings that assist the health care practitioner with allograft placement and orientation. To ensure the safety of human tissue products, the FDA enforces CGTP manufacturing regulations. We believe that MIMEDX has developed robust systems to comply with, and is in compliance with, these regulations. As an important part of the Company’s product safety compliance, MIMEDX products are terminally sterilized to an internationally recognized industry standard in addition to having been processed via the PURION process. Our facilities are subject to periodic announced and unannounced inspections by regulatory authorities and may undergo compliance inspections conducted by the FDA and corresponding state and foreign agencies. We are registered with the FDA as a tissue establishment and are subject to the FDA’s CGTP quality program regulations, state regulations, and regulations promulgated by various regulatory authorities outside the United States. The FDA most recently inspected our Marietta, Georgia, and Kennesaw, Georgia, processing facilities in 2023. At the conclusion of the inspections, the agency confirmed that the observations made in connection with its prior inspection in 2019 had all been satisfactorily closed out and/or resolved and there were no observations relating to noncompliance with 21 CFR 1271. During the inspections, the FDA communicated that our product, AXIOFILL, appeared to be regulated under Section 351 of the Public Health Service Act (the “PHS Act”). Based on this position, the FDA inspected the facilities related to AXIOFILL production using regulations 21 CFR 210 and 211, relating to finished pharmaceutical products in addition to 21 CFR 1271, 11 relating to HCT/Ps (as defined below). The FDA issued a Form 483, which is a list of inspectional observations, at the conclusion of each inspection. Specifically, the FDA issued a Form 483 consisting of one (1) observation at our Marietta, Georgia, processing facility, and a Form 483 consisting of six (6) observations at our Kennesaw, Georgia, processing facility. All observations were related to our AXIOFILL product and 21 CFR 211. Subsequent to the inspections, MIMEDX engaged with the FDA regarding the observations and the appropriate classification of AXIOFILL, including a pre-Request for Designation (“RFD”) and a formal RFD process, which define the regulatory identity or classification of a product as a drug, device, biological product or combination product. While the Company was engaged with FDA through the formal RFD process regarding AXIOFILL, MIMEDX received a Warning Letter on December 21, 2023, relating to the inspections and classification of AXIOFILL. In March 2024, the FDA issued a determination letter in connection with the RFD process for AXIOFILL, reaffirming its position that the product does not meet the regulatory classification requirements of a Human Cell, Tissue or Cellular or Tissue- based Product (“HCT/P”) under Section 361 of the PHS Act. In response to the RFD determination letter, MIMEDX subsequently filed suit in the U.S. District Court for the Northern District of Georgia and intends to exhaust all legal options available, given the arbitrary and capricious manner in which FDA is regulating like-kind products. These proceedings are ongoing. Notably, while these proceedings are taking place, the Company is permitted to continue marketing AXIOFILL. Intellectual Property Our intellectual property includes owned and licensed patents, owned and licensed patent applications and patents pending, proprietary manufacturing processes and trade secrets, and trademarks associated with our technology. We believe that our patents, proprietary manufacturing processes, trade secrets, trademarks, and technology licensing rights provide us with important competitive advantages. Patents and Patent Applications Due to the substantial expertise and investment of time, effort and financial resources required to bring new regenerative biomaterial products and implants to the market, the importance of obtaining and maintaining patent protection for significant new technologies, products and processes cannot be underestimated. As of the date of the filing of this Annual Report, in addition to international patents and patent applications, we own 82 U.S. patents related to our amniotic tissue technology and products, and 10 additional patent applications covering aspects of this technology are pending at the United States Patent and Trademark Office. The vast majority of our domestic patents covering our core amniotic tissue technology and products and aspects of this technology will expire between August 2027 and May 2039. Globally, the Company has nearly 300 issued and pending patents, and from time to time seeks to enforce its intellectual property rights. Marketing and Sales Our direct sales team includes field sales representatives and field sales management, who call on hospitals, wound care clinics, physician offices, and federal health care facilities. Our direct sales force primarily focuses on the Wound and Surgical categories through multiple sites of service. We also maintain a network of independent sales agents that focus primarily on Surgical applications leveraging the complementary products in their portfolios, and provide access to certain customers, as well as sales coverage for areas where we do not have a full-time sales representative. We also sell our products through distributors. Distributors purchase products from us at wholesale prices and resell products to providers and end users. For example, in Japan, our distribution partner, Gunze Medical, purchases products from us and is responsible for sales to the end users for the approved indications of use and at the prevailing reimbursement rate for the product. Coverage and Reimbursement With the exception of government accounts, most purchasers of our products include physicians, hospitals, or ambulatory surgery centers (“ASCs”) that rely on reimbursement by third-party payers. Accordingly, our growth substantially depends on adequate levels of third-party reimbursement for our products from these payers. Third-party payers have historically been sensitive to the cost of products and services and are increasingly seeking to implement cost containment measures to control, restrict access to, or influence the purchase of health care products and services. In the U.S., such payers include U.S. federal healthcare programs (e.g., Medicare and Medicaid), private insurance plans, managed care programs, and workers’ compensation plans. Federal healthcare programs have prescribed coverage criteria and reimbursement rates for medical products, services, and procedures. Similarly, private, third-party payers have their own coverage criteria and negotiate reimbursement amounts for medical products, services, and procedures with providers. In addition, in the U.S., an increasing percentage of insured individuals are receiving their medical care through managed care programs (including managed federal healthcare programs) which monitor and may require pre-approval of the products and services that a member receives. 12

Ultimately, however, each third-party payer determines whether and on what conditions they will provide coverage for our products, and such decisions often include each payer’s assessment of the science and efficacy of the applicable product. A portion of our products is purchased by U.S. government accounts (e.g., the VA and the Public Health Service, including the Indian Health Service), which do not depend on reimbursement from third-party payers. In order for us to be eligible to have our products purchased by such federal agencies and paid for by the Medicaid program, federal law requires us to participate in the VA Federal Supply Schedule (“FSS”) pricing program. Medicare Coverage The largest third-party payer in the United States is the Medicare program, which is a federally-funded program that provides healthcare coverage for senior citizens and certain disabled individuals. The Medicare program is administered by the Centers for Medicare and Medicaid Services (“CMS”), an agency within the U.S. Department of Health and Human Services (“HHS”). Medicare Administrative Contractors (“MACs”) are private insurance companies that serve as agents of CMS in the administration of the Medicare program and are responsible for making coverage decisions and paying claims for the designated Medicare jurisdiction. There are seven Part A/B MACs in the U.S., which cover 12 unique geographical jurisdictions. Each MAC also has its own standards and process for determining coverage and reimbursement for a procedure or product. Private payers often follow the lead of governmental payers in making coverage and reimbursement determinations. Therefore, achieving favorable Medicare coverage and reimbursement is usually a significant gating factor for successful adoption of a new product or clinical application by private payers. The coverage and reimbursement framework for products under Medicare is determined in accordance with the Social Security Act and pursuant to regulations promulgated by CMS, as well as the agency’s coverage and reimbursement guidance. In some cases, CMS does not specify coverage, leaving each of the MACs to determine whether and on what conditions they will provide coverage for the product. Such decisions are based on each MAC’s assessments of the science and efficacy of the applicable product. As noted below under the heading “Research and Development,” we have devoted significant resources to clinical studies to provide data to the MACs, as well as other payers, in order to demonstrate the clinical efficacy and economic effectiveness of our tissue technologies. For Medicare reimbursement purposes, products in our Wound portfolio, including our EPIFIX, EPICORD, EPIEFFECT and EPIXPRESS allografts, as well as the CELERA and EMERGE products we acquired from a third party and sold in 2025, are classified as “skin substitutes.” In 2025, the Medicare reimbursement methodology varied between the hospital outpatient department (“HOPD”) and ASC setting versus the physician office and associated care settings. Within the HOPD and ASC sites of service, skin substitutes were reimbursed under a “packaged” or “bundled” methodology that provided a single payment for both the application of the product as well as the product itself. CMS classified skin substitutes into low cost or high cost groups. Our Wound product portfolio, including EPIFIX, EPICORD and EPIEFFECT were all reimbursed under the high cost bundle in these settings. The national HOPD average packaged (“bundled”) rate for Wound allograft products was $1,715 in 2021, $1,749 in 2022, $1,725 in 2023, $1,738 in 2024 and $1,829 in 2025. CMS assigned lower national rates to the ASC to reflect a less resource-intensive place of service. Revenue in the ASC setting constitutes less than 1% of the Company’s annual net sales. Medicare payments for most items and services, including EPIFIX and EPICORD sheet products, have been subject to sequestration reductions of approximately 2% periodically from 2013. Medicare reimbursement in the physician office and associated care settings have historically been reimbursed based upon pricing established in the Medicare Part B Drug Average Sales Price (“ASP”) list, which is updated quarterly based upon data submitted by manufacturers. Under the rules that were in place through the end of 2025, skin substitute products sold in the physician office and associated care settings were reimbursed at “ASP+6%.” By way of background, over the last several years, a combination of rapidly escalating prices and volumes in the industry resulted in Medicare spending on skin substitutes increasing dramatically, with annual spending rising from about $500 million in 2020 to ~$15 billion in 2025. The increase in Medicare spend has been driven, in part, by a proliferation of hundreds skin substitutes in the marketplace in just the last few years and a dramatic increase in the ASPs for these products. As of the fourth quarter of 2025, ASP pricing for skin substitutes ranged from approximately $12 to $5,900 per square centimeter. The increased spending, proliferation of Q-coded skin substitute products, and higher ASPs for these products have been under increased regulatory scrutiny over the last couple of years. In response to these market dynamics, CMS announced sweeping changes related to the reimbursement of skin substitutes, effective January 1, 2026. These changes include: 1) reimbursing skin substitute products uniformly across the HOPD and physician office and associated care settings and 2) changing the reimbursement rate for skin substitutes from the “ASP+6%” methodology to a flat rate at $127.14 per square centimeter in these care settings, subject to geographic adjustments. The specific policies were put into effect in the Physician Fee Schedule (“PFS”) and Hospital Outpatient Prospective Payment System (“OPPS”). Additional policies that were proposed by Medicare Administrative Contractors (“MACs”) related to Local Coverage Determinations (“LCDs”) that would have reduced the number of covered skin substitute products by CMS to 18 products, including EPIFIX and EPICORD, were withdrawn in late 2025. To date, there have been no additional proposals. Subsequent proposals, such as a new LCD or a National Coverage 13

Determination (“NCD”), if any, could potentially impact how and which skin substitute products could be reimbursed by Medicare in the future. Private Payers We have devoted considerable resources to clinical trials to support coverage and reimbursement of our products. An increasing number of private payers reimburse for EPIFIX and EPICORD in the physician office, the HOPD and the ASC settings, and we have complete national commercial coverage for the use of EPIFIX in the treatment of DFUs. Additionally, EPIEFFECT has also started to receive private reimbursement in certain regions of the U.S. and we are focused on continuing to increase the number of covered lives eligible for this product in the future, most notably through the completion of a well designed and powered RCT that we are currently enrolling. Coverage and reimbursement vary according to the patient’s health plan and related benefits. The majority of health plans currently provide coverage for EPIFIX and EPICORD for the treatment of DFUs, and many include treatment of VLUs. MIMEDX has secured payer coverage for over 300 million covered lives, allowing a significant number of patients access to our products. Information contributing to the coverage determination included a third-party technical brief (by the Agency for Healthcare Research and Quality (“AHRQ”)) that evaluated a number of skin substitutes for treating chronic wounds, in which EPIFIX was noted to have the most Randomized Controlled Trials, a low risk of overall study bias, and statistically significant findings. We have established and continue to grow a reimbursement support group to provide providers and patients with accurate coverage and reimbursement information regarding our products, and plan to continue investing in clinical data supportive of coverage for our products in additional clinical areas of use. Hospital Use Products administered in the hospital inpatient setting are bundled when submitted as part of the hospital’s claim under a diagnosis-related group (“DRG”). In these cases, we continue to educate the hospital that our products are cost-effective, and have the potential to improve patient outcomes and reduce the length of stay. We are working to develop additional health economic data to support this effort. As a recent example, in 2025, our products were featured in an oral presentation at Digestive Disease Week highlighting the reduction in hospital readmissions and anastomotic leaks - common complications from colorectal surgery - when MIMEDX allografts were used. As noted above, the ability to sell products in a hospital is dependent upon demonstrating to the hospital the product’s efficacy and cost effectiveness. Our Surgical product portfolio is typically reimbursed under the DRG as are our Wound products, to a much lesser degree. Seasonality Revenues during our fourth quarter tend to be stronger than other quarters because many hospitals increase their purchases of our products during the fourth quarter to coincide with the end of their budget cycles in the United States. Satisfaction of patient deductibles through the course of the year also results in increased revenues later in the year. In general, our first quarter usually has lower revenues than the preceding fourth quarter, the second and third quarters have higher revenues than the first quarter, and the fourth quarter revenues are the highest in the year. Customer Concentration For the years ended December 31, 2025, 2024, and 2023, our top ten customers accounted for 22%, 20% and 20%, respectively, of our net sales, and net sales to all U.S. government accounts comprised approximately 1%, 1% and 2%, respectively, of our net sales. Competition Due to lower barriers to entry in the Section 361 HCT/P regulated market, competition is intense in the skin substitute market, particularly among human-derived products and subject to new entrants and evolving market dynamics. Companies within the industry compete on the basis of price, ease of handling, logistics, customer service and efficacy. Another important factor is third-party reimbursement, which is difficult to obtain as it is a time-consuming and expensive process. We believe our success in obtaining third-party reimbursement, our strong position with group purchasing organizations, and the established clinical evidence for our products are competitive advantages. In February 2020, the AHRQ published a technology assessment analyzing Skin Substitutes for Treating Chronic Wounds. AHRQ conducted a literature search yielding 164 studies and 81 Supplemental Evidence and Data for Systematic Reviews 14

(“SEADs”) submissions. Only 22 RCTs met the inclusion criteria to be reviewed in the AHRQ analysis, and out of the 22 RCTs MIMEDX had six RCTs included in the final brief. Of the 22 studies reviewed, only 12 were assessed as low risk of bias, of which five were MIMEDX RCTs. This important government assessment highlights our commitment to providing unbiased level 1 clinical evidence in advanced wound treatment. This dedication to elevating the standard of care is further underscored by the fact that the AHRQ points out in its assessment that MIMEDX was the only entity to provide two studies out of the 22 evaluated that performed a subgroup analysis of patients with DFUs that received adequate debridement. Both studies reported an increase in wounds healed with adequate debridement. AWC therapies employ technologies to aid in wound healing in cases where the wound is chronic and healing progress has stalled or stopped. The primary competitive products in the skin substitutes category include, among others, placental-tissue allografts, tissue-engineered living skin equivalents, porcine-, bovine- and fish skin-derived xenografts and collagen matrix products. Our main publicly-traded competitors in the skin substitute market include Integra LifeSciences Holdings Corporation, Organogenesis, Inc., and Smith & Nephew plc, which sell a variety of AWC products, including skin substitutes and placental tissue allografts. In addition, the overall market is competitive, with a large number of other, oftentimes privately-held competitors that compete regionally and nationally, primarily in the physician office and associated care settings due to the historical Medicare reimbursement and pricing dynamics that resulted in significant growth of Medicare expenditures for skin substitutes. Government Regulation and Compliance The products we sell are regulated by the FDA in the United States. The majority of the products we currently manufacture and process are derived from human tissue. Generally, the products we currently sell in the United States are regulated as Human Cells, Tissues, and Cellular and Tissue - Based Products (“HCT/Ps”), and are subject solely to Section 361 of the Public Health Service Act (“Section 361”) and related regulations, which do not require pre-market clearance or approval by the FDA. We do not currently sell in the United States those cellular and tissue-based products considered to be drugs, devices, and/or biological products (“Section 351 HCT/Ps”) subject to licensure under Section 351 of the Public Health Service Act (“Section 351”) and related regulations. Section 351 HCT/Ps are regulated as biological products, and, in order to be lawfully marketed in the United States, require FDA pre-market approval. Beginning in 2024, we began commercializing a xenograft product, HELIOGEN, which is a 510(k)-cleared product manufactured by Regenity Biosciences, a contract manufacturer. As a result, MIMEDX assumes FDA regulatory responsibilities associated with medical device distribution including complaint handling and medical device reporting as well as certain state requirements for medical device distribution. Tissue Products The FDA requires each HCT/P establishment to register and establish that its product meets the requirements to qualify for regulation solely under Section 361. To be a Section 361 HCT/P, a cellular or tissue-based product generally must meet all four of the following criteria (fully set forth in 21 CFR Part 1271): • it must be minimally manipulated; • it must be intended for homologous use; • its manufacture must not involve combination with another article, except for water, crystalloids or a sterilizing, preserving or storage agent; and • it must not have a systemic effect and must not be dependent upon the metabolic activity of living cells for its primary function. Certain amniotic and other birth tissues are considered cellular and tissue-based articles and are therefore eligible for regulation solely as a Section 361 HCT/P depending on whether the specific product at issue and the claims made for it are consistent with the criteria set forth above. HCT/Ps that do not meet these criteria are subject to more extensive regulation as drugs, medical devices, biological products, or combination products. Products Regulated Solely as Section 361 HCT/Ps The FDA has specific regulations governing HCT/Ps, including some regulations specific to Section 361 HCT/Ps, which are set forth in 21 CFR Part 1271. All establishments that manufacture Section 361 HCT/Ps must register and list their HCT/Ps with the FDA’s Center for Biologics Evaluation and Research within five days after commencing operations. In addition, establishments are required to update their registration annually in December or within 30 days of certain changes and submit changes in HCT/P listing at the time of or within six months of such change. 15

The regulations in 21 CFR Part 1271 also require establishments to comply with donor screening, eligibility and testing requirements, and CGTP to prevent the introduction, transmission and spread of communicable diseases. The CGTP govern, as may be applicable, the facilities, controls, and methods used in the manufacture of all HCT/Ps, including processing, storage, recovery, labeling, packaging, and distribution of Section 361 HCT/Ps. CGTP require us, among other things, to maintain a quality program, train personnel, control, and monitor environmental conditions as appropriate, control and validate processes, properly store, handle and test our products and raw materials, maintain our facilities and equipment, keep records and comply with standards regarding recovery, pre-distribution, distribution, tracking and labeling of our products, and complaint handling. 21 CFR Part 1271 also mandates compliance with adverse reaction and CGTP deviation reporting and labeling requirements. The FDA conducts periodic inspections of HCT/P manufacturing facilities, and contract manufacturers’ facilities, to assess compliance with CGTP. Such inspections can occur at any time, with or without written notice, at such frequency as determined by the FDA in its sole discretion. To determine compliance with the applicable provisions, the inspection may include, but is not limited to, an assessment of the establishment’s facilities, equipment, finished and unfinished materials, containers, processes, HCT/Ps, procedures, labeling, records, files, papers and controls required to be maintained under 21 CFR Part 1271. If the FDA were to find serious non-compliant manufacturing or processing practices during such an inspection, it could take regulatory actions that could adversely affect our business, results of operations, financial condition, and cash flows. The FDA has broad regulatory compliance and enforcement powers. If the FDA determines that the Company has failed to comply with applicable regulatory requirements, it can take a variety of compliance or enforcement actions, such as issuing an FDA Form 483 notice of inspectional observations; sending a warning letter or untitled letter; issuing an order of retention, destruction, or cessation of marketing; imposing civil money penalties; suspending or delaying issuance of approvals; requiring product recalls; imposing a total or partial shutdown of production; withdrawing approvals or clearances already granted; pursuing product seizures, consent decrees or other injunctive relief; and criminal prosecution through the Department of Justice (“DOJ”). 2017 FDA Guidance and Transition Policy for HCT/Ps In November 2017, the FDA released four guidance documents that, collectively, the agency described as a “comprehensive policy framework” for applying existing laws and regulations governing regenerative medicine products, including HCT/Ps. One guidance document in particular, “Regulatory Considerations for Human Cells, Tissues, and Cellular and Tissue – Based Products: Minimal Manipulation and Homologous Use – Guidance for Industry and Food and Drug Administration Staff,” offered important clarity. The guidance documents confirmed that sheet forms of amniotic membrane generally are appropriately regulated as solely Section 361 HCT/Ps when intended for use as a barrier or covering. We continually evaluate our marketing materials for each of our products to align with FDA guidance. In March 2024, the FDA issued a determination letter in connection with the RFD process related to AXIOFILL, a human- derived particulate wound dressing. In the letter, FDA reaffirmed its position that AXIOFILL does not meet the regulatory classification requirements under Section 361. In response to the RFD determination letter, the Company has filed suit in the U.S. District Court for the Northern District of Georgia and intends to exhaust all legal options available, given the arbitrary and capricious manner in which FDA is regulating like-kind products. Notably, while these proceedings are taking place, the Company is permitted to continue marketing AXIOFILL. FDA Post–Market Regulation Tissue processors regulated solely under Section 361 are still required to register as a tissue establishment with the FDA. As a registered tissue establishment, we are required to comply with regulations regarding labeling, record keeping, donor eligibility, screening, and testing. We are also required to process the tissue in accordance with established CGTP, as well as report any deviations from core CGTP requirements or adverse reactions caused by a possible transmission of an infectious disease attributed to our tissue. Our facilities are also subject to periodic inspections to assess our compliance with the regulations. Other Regulation Specific to Tissue Products National Organ Transplant Act Procurement of certain human organs and tissue for transplantation is subject to the restrictions of the National Organ Transplant Act (“NOTA”), which prohibits the transfer of certain human organs, including skin and related tissue, for valuable consideration, but permits the reimbursement of reasonable expenses associated with the removal, transportation, implantation, processing, preservation, quality control, and storage of human tissue and skin. Our wholly owned subsidiary, MiMedx Tissue Services, LLC, is registered with the FDA as an establishment that manufactures human cells, tissues, and cellular and tissue- 16 based products and is involved with the recovery and storage of donated human placental tissues. We reimburse tissue banks, hospitals, and physicians for their services associated with the recovery and storage of donated human tissue. Tissue Bank Laws, Regulations, and Related Accreditation As discussed above, we are required to register with the FDA as an establishment that manufactures human cells, tissues, and cellular and tissue-based products. We are licensed, registered, or permitted as a tissue bank in California, New York, Delaware, Illinois, Oregon, and Maryland. Additionally, we received and actively maintain AATB accreditation. The AATB has issued operating standards for tissue banking. Compliance with these standards is required in order to become an AATB- accredited tissue establishment. AATB standards include specific requirements for recovery, screening, testing, labeling, processing, and storing of birth tissue. We maintain compliance with AATB standards and our state licensure requirements. To the extent we sell our products outside of the United States, we also are subject to laws and regulations of foreign countries. Other Healthcare Laws and Compliance Requirements In the United States, our activities are potentially subject to regulation by various federal, state and local authorities in addition to the FDA, including CMS, other divisions of the HHS (e.g., the Office of Inspector General), the DOJ and individual United States Attorney offices within the DOJ, and state and local governments. These regulations include those described below. • The federal Anti-Kickback Statute (“AKS”), which is a criminal law that prohibits, among other things, any person from knowingly and willfully offering, soliciting, receiving or providing any remuneration (including any kickback, bribe or rebate), directly or indirectly, overtly or covertly, in cash or in kind, to induce or reward referrals, purchases or orders, or arranging for or recommending the purchase, order or referral of any item or service for which payment may be made in whole or in part by a federal healthcare program, such as the Medicare and Medicaid programs. The term “remuneration” has been broadly interpreted to include anything of value. The Patient Protection and Affordable Care Act amended the intent requirement of the federal AKS, so that a person or entity no longer needs to have actual knowledge of this statute or specific intent to violate it. A conviction for violation of the AKS results in criminal fines and requires mandatory exclusion from participation in federal health care programs. Although there are a number of statutory exceptions and regulatory safe harbors to the federal AKS that protect certain common industry practices from prosecution, the exceptions and safe harbors are drawn narrowly, and arrangements may be subject to scrutiny or penalty if they do not fully satisfy all elements of an available exception or safe harbor. • The federal False Claims Act (“FCA”) imposes significant civil liability on any person or entity that knowingly presents, or causes to be presented, a claim for payment to the U.S. government, including the Medicare and Medicaid programs, that is false or fraudulent. The FCA also allows a private individual or entity as a whistleblower to sue on behalf of the government to recover civil penalties and treble damages. FCA liability is potentially significant in the healthcare industry because the statute provides for treble damages and mandatory penalties per false claim or statement. As a result of a modification made by the Fraud Enforcement and Recovery Act of 2009, a claim includes “any request or demand” for money or property presented to the U.S. government. • The federal Health Insurance Portability and Accountability Act of 1996 (“HIPAA”) fraud and abuse provisions prohibit executing a scheme to defraud any healthcare benefit program, willfully obstructing a criminal investigation of a health care offense, or making false statements or concealing a material fact relating to payment for healthcare benefits, items or services. • While manufacturers of human cell and tissue products regulated solely under Section 361 are not subject to the federal Physician Payments Sunshine Act and its implementing regulations (together with the Act, the “Sunshine Act”), manufacturers of 510(k) products are required to comply with the Sunshine Act. For our HELIOGEN product only, this law requires us (with certain exceptions) to report information to CMS related to certain payments or other transfers of value we make to U.S.-licensed physicians, teaching hospitals, physician assistants, nurse practitioners, clinical nurse specialists, certified nurse anesthetists and certified nurse-midwives. Applicable manufactures who sell products under multiple regulatory schemes can also choose to voluntarily disclose transfers of value for all products. As MIMEDX markets both 510(k) and Section 361 products to many of the same customers, we have decided to report transfers of value associated with all of our products. Such information will subsequently be made publicly available by CMS on the Open Payments website. There is a risk we do not report the information related to our products accurately which could subject us to civil penalties. • Federal conflicts of interest laws, the Standards of Ethical Conduct for Employees of the Executive Branch, and local site policies for each federal institution we call upon govern our interactions with federal employees at our various government accounts (e.g., DoD, VA, etc.) and impose a number of limitations on such interactions. • There are state law equivalents of each of the above federal laws, such as anti-kickback and false claims laws, which may apply to items or services reimbursed by any third-party payer, including commercial insurers, many of which 17 differ from each other in significant ways and often are not preempted by federal laws, thus complicating compliance efforts. In addition, we may be subject to data privacy and security regulation by both the federal government and the states in which we conduct our business. HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act (“HITECH”) and its implementing regulations, imposes certain requirements relating to the privacy, security and transmission of protected health information. Among other things, HITECH made HIPAA’s privacy and security standards directly applicable to “business associates,” independent contractors or agents of covered entities that receive or obtain protected health information in connection with providing a service on behalf of a covered entity. HITECH also created four new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates and possibly other persons and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions. In addition, state laws govern the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts. International Regulation (Japan) In 2021, we received regulatory approval from the Japanese Ministry of Health, Labour and Welfare (“JMHLW”) to market EPIFIX in Japan. Under JMHLW guidelines, EPIFIX is classified as a Class IV Medical Device and “Specified Biological Product” and is approved for the treatment of refractory ulcers, such as DFUs and VLUs that do not respond to conventional therapy. As a condition of the final approval, we are conducting post-market surveillance, consisting of a limited study of over 75 participants. The JMHLW has the ultimate responsibility of granting final approval on all Class III and IV Medical Devices and “Specified Biological Products.” All approved products in Japan, including EPIFIX, are regulated by the Pharmaceuticals and Medical Devices Agency (“PMDA”), which acts as the technical arm of the JMHLW. The PMDA serves in a similar function as the FDA in the United States, and is responsible for ensuring the safety, efficacy, and quality of pharmaceuticals and medical devices in Japan. The PMDA provides review and approval of medical devices, QMS/GLP/GCP inspections, and collection and analysis of adverse event reports. The JMHLW reimburses EPIFIX at a rate of 35,100 Yen/cm2, Subsequent to obtaining this reimbursement rate in 2022, we entered into an exclusive distribution agreement with Gunze Medical for sales of EPIFIX in Japan, and renewed this agreement in 2025. Insurance coverage for EPIFIX provides doctors and patients in Japan with new treatment options and optimal wound care. Research and Development Our research and development group has extensive experience in developing products for our target markets, and works to design products that are intended to improve patient outcomes, simplify techniques, shorten procedures, reduce hospitalization and rehabilitation times and, as a result, reduce costs. They also work to establish scientific evidence in support of the use of our products. Clinical trials that demonstrate the safety, efficacy and cost effectiveness of our products are key to obtaining broader third-party reimbursement for our products. In addition to our internal staff, we contract with outside laboratories and physicians who aid us in our research and development process. See Part II, Item 7, below, for information regarding expenditures for research and development in each of the last three fiscal years. Environmental, Social & Governance Matters (“ESG”) We focus on providing best-in-class solutions for the AWC and surgical markets. Our leading portfolio of placental allografts and xenograft products are used by healthcare professionals to treat patients suffering from both acute and chronic, hard-to-heal wounds. Our mission, vision, and core values guide our commitment to leading the category in research and clinical evidence, helping clinicians elevate the standard of care, and providing a safe and healthy environment for our employees. In an effort to deliver long-term value to all of our stakeholders, we incorporate environmental, social, and governance (“ESG”) objectives that are relevant to our business. These ESG objectives are informed by a combination of feedback from our stakeholders as well as leading ESG frameworks, such as the Sustainability Accounting Standards Board (“SASB”) Medical Equipment & Supplies standards, under the oversight of our Board of Directors. Environmental Matters Stewardship is a core value at MIMEDX. We are stewards of a precious, life-protecting and life-giving resource – human birth tissue – which currently represent the biological source material for many of our products. Without our placental donation and recovery program, this material would most likely be discarded as medical waste at the hospital. Environmental Management 18

We have worked with a third-party to conduct an environmental, health, and safety gap assessment in order to accurately benchmark our environmental impact. The review looked at several areas including: • Air Pollution Control Management • Battery Handling and Disposal • Community Right-to-Know (Hazardous Material Reporting) • Hazardous Waste Management • SARA Title III (Release Reporting) • Solid Waste Management • Spill, Prevention, Control and Countermeasure • State Pollutant Discharge Elimination System (SPDES) • Storm Water Management • Universal Waste Management • Waste Oil Management Waste Management We work with waste removal providers to responsibly dispose of medical waste and biohazardous waste and have a program in place for the management of all medical and biohazardous waste processed in our facilities. In addition, we follow applicable packaging requirements for regulated medical waste, and conduct regular required training for all employees responsible for packaging medical waste for shipment. Our waste management initiatives also include the shredding and recycling of paper waste from our facilities, our transition to digital systems where possible to reduce print waste, and the distribution of electronic tablets to our sales teams to minimize printing needs, shipping costs, and printed materials. Our facilities management team collects recyclable and reusable material when possible, including for cardboard, plastics, batteries, fluorescent lamps, and ballasts. We have significantly reduced the use of plastic and aluminum materials with the installation of filtered water and soda machines within our facilities. The packaging of our product cartons is recyclable and, since 2015, has been reduced in size by 50%. Greenhouse Gas (GHG) Emissions MIMEDX environmental metrics for business operations in 2025: • Scope 1 emissions: 1,070 MT CO2e • Scope 2 emissions: 3,010 MT CO2e (MT CO2e = metric tons of carbon dioxide equivalent) We remain committed to monitoring these insights and minimizing our environmental impact as we continue to grow our business. Environment, Health, and Safety (EHS) As a healthcare company, we strive to make a positive impact on our people, our patients, our partners, and our world. A critical part of this commitment is enhancing our EHS initiatives and establishing goals and objectives to track our progress and communicate the results. Our Global EHS Policy can be found on our Sustainability webpage. Human Capital As of December 31, 2025, we had 808 full time employees. Generally, we consider our relationships with our employees to be good, and none of our employees are covered by a collective bargaining agreement. We conduct regular surveys of employees to monitor engagement levels and act on feedback received through this process. Our Diversity and Inclusion MIMEDX values the diversity of perspective, experience, and background within our Company. We have stated goals to promote diversity, inclusion, and equal opportunity regardless of race, gender, nationality, ethnic origin, religion, age, or sexual orientation. Intimidation or harassment of any kind are not acceptable in our workplace. Our business requires a workforce with a wide range backgrounds, experiences, skills, and knowledge and a culture that blends this diversity into an effective team. In order for our employees to do their best work, and for us to achieve our mission, everyone at MIMEDX must feel respected, valued, and included. That’s why we remain focused on cultivating a work 19 environment that encourages healthy growth, development, and promotion of all employees while embracing and valuing everyone’s dimensions of diversity. The table below provides an overview of MIMEDX’s diversity as of December 31, 2025: Board of Directors Women and minorities hold over 40% of the seats on our Board, including the Chair of the Board. Employee Gender Diversity Female: 55% Male: 45% Women represented 50% of our new hires in 2025..Employee Ethnic/ Racial Diversity Black or African American: 21% Hispanic or Latino: 11% Other Non-White (including American Indian, Alaskan Native, Asian, Native Hawaiian, or Other Pacific Islander): 4% Two or more races: 2% White: 59% Not specified: 2% Recruiting, Retaining, and Engaging Talent Talent is our greatest asset and we are dependent on being able to recruit, develop, and retain talent that share our core values. We use tools, such as an interview guide, designed to prevent us from bias in our hiring decisions. We leverage targeted outreach in our hiring process to ensure our postings reach underrepresented groups. We are focused on retaining our talented professionals who we believe are key to the Company’s success. Our human resource group continuously monitors and benchmarks employee turnover and other trends in our industry and on a regional level to ensure we are competitive and responsive to changes in the broader marketplace. Combining this data with feedback from exit interviews in any instances of voluntary employee turnover, we are able to use these actionable insights to improve employee engagement, provide opportunities for career development, evolve our total rewards offering and evaluate implementation of additional resources to enhance the employee experience at MIMEDX. Compensation and Benefits We offer all of our full-time employees a comprehensive benefits package and market competitive compensation programs, including: • Health coverage, including Medical, Dental, Vision insurance, a wellness incentive program and virtual and text-based healthcare • Life insurance options (employer paid and supplemental plans) • Paid Parental and Caregiver leave • Employee Assistance Program • Paid company holidays • 401(k) plan, including employer match • Employee Stock Purchase Plan Available Information We are required to file proxy statements, annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K with the SEC. The SEC maintains an internet site, www.sec.gov, where these reports are available free of charge. We also make these reports available free of charge on our website, www.mimedx.com, under the heading “Investors–SEC Filings.” In addition, our Audit Committee, Compensation Committee, Ethics and Compliance Committee, and Nominating and Corporate Governance Committee Charters as well as our Code of Business Conduct and Ethics, are on our website under the heading “Investors–Corporate Governance.” The reference to our website does not constitute incorporation by reference of any information contained on that site. 20

Item 1A. Risk Factors An investment in our Common Stock involves a substantial risk of loss. Set forth below is a summary of the risks and uncertainties affecting our business that we currently believe to be material. Our future operating results could differ materially from the results described in this Annual Report due to the risks and uncertainties described below. We caution you to read the following risk factors, which have affected, and/or in the future could affect, our business, prospects, operating results, and financial condition. Additional risks and uncertainties not currently known to us or that we currently deem immaterial may also affect our business, prospects, operating results, and financial condition. Additional risks and uncertainties are described under other captions in this report and should also be considered by our stockholders. If any of these risks materialize, our business, financial condition or operating results could suffer. In this case, the trading price of our Common Stock could decline, and you may lose part or all of your investment. Risks Related to Our Business and Industry If we do not successfully execute our priorities, our business, operating results and financial condition could be adversely affected. Our priorities in our Wound & Surgical business are to address large, underpenetrated market opportunities, domestically and internationally, including by launching new organic or inorganic products. We intend to implement and maintain rigorous quality standards throughout our entire supply chain and continue to advance the scientific body of evidence substantiating clinical efficacy, economic viability and the underlying mechanism of action for our PURION processed placental tissue platform through additional peer-reviewed publications, rigorous scientific research and clinical studies. We have sought and may continue to seek capital to implement our priorities. In developing our priorities, we evaluated many factors including, without limitation, those related to developments in our industry, customer demand, competition, regulatory developments, and general economic conditions. Actual conditions may be different from our assumptions, and we may not be able to successfully execute our priorities. If we do not successfully execute our priorities, or if actual results vary significantly from our assumptions, our business, operating results and financial condition could be adversely impacted. We are in a highly competitive and evolving field and face competition from well-established tissue processors and medical device manufacturers, as well as new market entrants. Our business is in a very competitive and evolving field. Competition from other tissue processors, medical device companies, and biotherapeutic companies, and from research and academic institutions, is intense, expected to increase and subject to rapid change and could be significantly affected by new product introductions as well as changes in reimbursement that could favor certain products and competitors over others. Established competitors and newer market entrants are investing in additional clinical research that may allow them to gain further clinician usage, adoption and payer coverage of their products. In addition, consolidation and cost containment measures in the healthcare industry may cause hospitals to consolidate their purchases with suppliers that have a broad portfolio of products. This would continue to give rise to demands for price concessions, which could have an adverse effect on our business, results of operations and financial condition. Further, competitors may introduce placental-based membrane products in the future at lower prices, adding new features or gaining additional reimbursement coverage, or utilize sales and marketing practices that negatively impact the industry. Further, they may copy our products inside or outside the United States. The presence of this competition may lead to pricing pressure, which could have an adverse effect on our business, results of operations and financial condition. Rapid technological change could cause our products to become obsolete and, if we do not enhance our product offerings through our research and development efforts or business development and inorganic activities, we may be unable to compete effectively. The technologies underlying our products are subject to rapid technological change. Competition intensifies as technical advances in each field are made and become more widely known. Others may develop services, products or processes with significant advantages over the products, services and processes that we offer or are seeking to develop. Any such occurrence could have an adverse effect on our business, results of operations and financial condition. We plan to enhance and broaden our product offerings as part of a strategy that involves responding to changing customer demands and competitive pressure and technologies, among other factors. The success of any new product offering or enhancement to an existing product will depend on numerous factors, including our ability to: • properly identify and anticipate physician and patient needs; • acquire, through licensing, co-development or outright purchase, new technology developed outside of MIMEDX; • develop and introduce new products or product enhancements in a timely manner; • adequately protect our intellectual property and avoid infringing upon the intellectual property rights of third parties; • demonstrate the safety and efficacy of new products; and 21

• obtain the necessary regulatory clearances or approvals for new products or product enhancements. If we do not develop and, when necessary, obtain regulatory clearance or approval for new products or product enhancements in time to meet market demand, or if there is insufficient demand for these products or enhancements, our results of operations and financial condition will suffer. Our research and development efforts may require a substantial investment of time and resources, including additional capital, before we are adequately able to determine the commercial viability of a new product, technology, material or other innovation. In addition, even if we are able to successfully develop enhancements or new generations of our products, these enhancements or new generations of products may not produce sales in excess of the costs of development, or they may never receive required regulatory approval and they may be quickly rendered obsolete by changing customer preferences or the introduction by our competitors of products embodying new technologies or features. Many of our products depend on the availability of tissue from human donors, and any disruption in supply could adversely affect our business. The commercial success of our human tissue products depends upon, among other factors, the availability of tissue from human donors. Any failure to obtain tissue from our sources will interfere with our ability to effectively meet demand for our products incorporating human tissue. The availability of donated tissue could also be adversely impacted by regulatory changes, public opinion of the donor process and our own reputation in the industry. We may not be successful in our ability to scale tissue recovery efforts to meet the potential future demand of our pipeline. Obtaining adequate supplies of human tissue involves several risks, including limited control over availability (due to, for example, access to hospital accounts and the number of consenting mothers), quality, delivery schedules, and eligibility requirements. In addition, any interruption in the supply of any human tissue component could harm our ability to manufacture our products until a new source of supply, if any, could be found. We also utilize third-party providers of placental donations on an as-needed basis to mitigate risks but there can be no assurance that these third parties will be able to provide donated tissues at all times. We may be unable to find a sufficient alternative supply channel in a reasonable time period or on commercially reasonable terms, if at all, which would have an adverse effect on our business, results of operations and financial condition. We depend on our senior leadership team and key employees and may not be able to retain or replace these employees or recruit additional qualified personnel, which would harm our business, results of operations and financial condition. Our business and success are materially dependent on attracting and retaining members of our senior leadership team to formulate and execute the Company’s business plans and our sales team to market our products. Leadership changes can be inherently difficult to manage and may cause material disruption to our business or management team. Changes in senior management could also lead to an environment that presents additional challenges in recruiting and retaining employees, which could have an adverse effect on our business, results of operations and financial condition. Recruiting and retaining qualified scientific, clinical, and sales and marketing personnel are critical to our success. The loss of the services of our executive officers or other key employees could impede the achievement of our research, development and commercialization objectives and seriously harm our ability to successfully implement our business strategy. Furthermore, replacing executive officers and key employees may be difficult and may take an extended period of time because of the limited number of individuals in our industry with the breadth of skills and experience required to successfully develop, gain regulatory approval for and commercialize our product candidates. Competition to hire qualified personnel in our industry is intense, and we may be unable to hire, train, retain or motivate these key personnel on acceptable terms given the competition among numerous pharmaceutical and biotechnology companies for similar personnel. Furthermore, to the extent our executive officers or key personnel with access to our proprietary or confidential information are hired by our competitors, they may share such information with our competitors requiring us to initiate litigation to prevent any use of such information by our competitors. For example, in December 2024, MIMEDX filed a lawsuit against Surgenex, LLC in the United States District Court for the District of Arizona. The complaint asserts that several of Surgenex’s placental allograft products infringe the Company’s patents and seeks permanent injunctive relief and monetary damages. On the other hand, if we hire personnel from competitors, we may be subject to allegations that they have been improperly solicited or that they have divulged proprietary or other confidential information, or that their former employers own their research output. Our revenues depend on adequate reimbursement from public and private insurers and health systems and changes to the ways in which our products are reimbursed in various sites of service could adversely impact our financial results. The reimbursement landscape for our products varies depending upon the site in which the products are administered. If we are not successful in obtaining adequate coverage and reimbursement for our products from these third-party payers in one or more of the sites of service where our products are used, it could have an adverse effect on market acceptance of our products. 22

Inadequate reimbursement levels would likely also create downward price pressure on our products. Even if we do succeed in obtaining widespread coverage and reimbursement rates or policies for our products, future changes in coverage or reimbursement rates or policies could have a negative impact on our business, financial condition and results of operations. At the end of 2025, CMS announced sweeping changes related to the reimbursement of skin substitutes, beginning January 1, 2026. These changes include: 1) reimbursing skin substitute products uniformly across the HOPD and physician office and associated care settings and 2) changing the reimbursement rate for skin substitutes from the “ASP+6%” methodology to a flat rate at $127.14 per square centimeter in these care settings, subject to geographic adjustments. The specific policies were put into effect in the PFS and OPPS. Historically, third-party payors often rely on the coverage policies and payment limitations imposed by Medicare and other government payors, in setting their own coverage policies and reimbursement rates. Our inability to promptly obtain coverage and profitable payment rates from hospital budget, government-funded and private payors, could have a material adverse effect on our operating results, our ability to raise capital needed to commercialize products and our overall financial condition. Healthcare reform measures such as the 2026 reimbursement changes may result in additional reductions in Medicare and other healthcare funding, more rigorous coverage criteria, new payment methodologies and additional downward pressure on the price that we receive for any approved product. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability, or commercialize our product offerings. In the past, we have also experienced some reluctance by payers to cover our products under certain circumstances, including for applications other than those for which we have published clinical efficacy data. We continue to publish additional scientific, clinical and health outcomes literature in support of the use of products more broadly, but there can be no assurance that these publications and associated efforts will influence coverage determinations or reimbursement amounts. Given the unknowns of the new reimbursement landscape, we may need to tighten inventory management to minimize losses from unused products and also revisit pricing strategies in light of the new reimbursement model. Changes in the coverage and reimbursement environment as described above and the impact it could have on clinical practice and physician behavior, which will only become clear as implementation progresses, could result in declines in our revenue that would adversely affect our business, financial condition and results of operation. Our revenue, results of operations and cash flows may suffer upon the loss of a Group Purchasing Organization or Integrated Delivery Network. As with many manufacturers in the healthcare space, the Company contracts with Group Purchasing Organizations (“GPOs”) and Integrated Delivery Networks (“IDNs”) to establish contracted pricing and terms and conditions for the members of GPOs and IDNs. Approximately 43% of our sales in the year ended December 31, 2025 came from customers that are members of our primary GPOs or IDNs. Our agreements with GPOs and IDNs allow us to sell our products efficiently to large groups of customers. Our agreements with GPOs and IDNs typically provide their members with favorable ordering terms and conditions and access to favorable product pricing. These customers purchase our product through GPO and IDN arrangements in part because of the favorable pricing and terms and conditions. If, as a result of competition, pricing, or any other reason, our agreement with any GPO or IDN is terminated or expires without being extended, renewed or renegotiated, this could adversely affect our revenue, results of operations and cash flows. We contract with and are dependent upon independent sales agents and distributors. In 2025, approximately 26% of our sales were through our relationships with independent agents, and we also use a small number of distributors, primarily outside the United States, and may use more in the future. Sales agents act directly on behalf of MIMEDX to arrange sales, while distributors take title to product and may set their own prices. If our relationships with our independent sales agents were terminated for any reason, it could materially and adversely affect our revenues and profits. Because the independent agent often controls the customer relationships within its territory, there is a risk that if our relationship with the agent ends, our relationship with the customer will be lost. Because our agents and distributors are not employees, there is a risk we will be unable to ensure that our sales processes, compliance safeguards, and related policies will be adhered to despite our communication and training of agents and distributors regarding these requirements. Furthermore, if we fail to maintain relationships with our key independent agents, or fail to ensure that our independent agents adhere to our sales processes, compliance safeguards and related policies, there could be an adverse effect on our business, results of operations, and financial condition. 23

We may obtain the assistance of additional distributors and independent sales representatives to sell products in certain sales channels, particularly in territories and fields where agents are commonly used. Our success is partially dependent upon our ability to train, retain and motivate our independent sales agencies, distributors, and their representatives to appropriately and compliantly sell our products in certain territories or fields. They may not be successful in implementing our marketing plans or compliance safeguards. Some of our independent sales agencies and distributors do not sell our products exclusively and may offer similar products from other companies. Our independent sales agencies and distributors may terminate their contracts with us, may devote insufficient sales efforts to our products or may focus their sales efforts on other products that produce greater commissions for them, which could have an adverse effect on our business, results of operations and financial condition. We also may not be able to find additional independent sales agencies and distributors who will agree to appropriately and compliantly market or distribute our products on commercially reasonable terms, if at all. If we are unable to establish new independent sales representative and distribution relationships or renew current sales agency and distribution agreements on commercially acceptable terms, our business, financial condition, and results of operations could be materially and adversely affected. Disruption of our processing facilities could adversely affect our business, financial condition and results of operations. Our business depends upon the continued operation of our processing facilities in Marietta, Georgia and Kennesaw, Georgia, located less than ten miles apart. Risks that could impact our ability to use these facilities include the occurrence of natural and other disasters, the outbreak of pandemics, and the need to comply with the requirements of directives from government agencies, including the FDA. Either of our two processing facilities can serve as a redundant processing facility for most of our products in the event the other facility experiences a disaster event. However, if our processing facilities were to become unavailable, this could have a material adverse effect on our business, financial condition and results of operations during the period of such unavailability. We do not own our processing facilities and our business could be harmed if we are not able to renew our leases or relocate on favorable terms. Our ability to negotiate a favorable extension or a new lease for an alternative facility depends on factors beyond our control, including landlord disputes or increases in local real estate market rates. If we were unable to renew our leases or relocate on favorable terms, this could have a material adverse effect on our business, financial condition and results of operations. To be commercially successful, we must educate physicians, where appropriate, how and when our products are proper alternatives to existing treatments and that our products should be used in their procedures. We believe physicians will only use our products if they determine, based on their independent medical judgment and experience, clinical data, and published peer reviewed journal articles, that the use of our products in a particular procedure is a favorable alternative to other treatments. Physicians may be hesitant to change their existing medical treatment practices for the following reasons, among others: • their lack of experience with advanced therapeutics, such as our placenta-based allografts, xenografts or other advanced therapies; • lack of evidence supporting additional patient benefits of advanced therapeutics, such as our placenta-based allografts, xenografts or other advanced therapies, over conventional methods in certain therapeutic applications; • perceived liability risks generally associated with the use of new products and procedures; • limited availability of reimbursement from third-party payers; • more favorable reimbursement for other market-available products; and • the time that must be dedicated to physician training in the use of our products. If we are unsuccessful in educating physicians to maintain or increase adoption of our products, it could have an adverse effect on our business and results of operations. If we cannot successfully address quality issues that may arise with our products, our brand reputation could suffer, and our business, financial condition, and results of operations could be adversely impacted. In the course of conducting our business, we must adequately address quality issues that may arise with our products, as well as defects in third-party components included in our products, as any quality issues or defects may negatively impact physician use of our products. Although we have established internal procedures to minimize risks that may arise from quality issues, we may not be able to eliminate or mitigate occurrences of these issues and associated liabilities. If the quality of our products does not meet the expectations of physicians or patients, then our brand reputation could suffer and our business could be 24 adversely impacted. We must also ensure any promotional claims made for our products comport with government regulations. The formation of physician-owned distributorships (“PODs”) could result in increased pricing pressure on our products or harm our ability to sell our products to physicians who own or are affiliated with those distributorships. PODs are medical product distributors that are owned, directly or indirectly, by physicians. These physicians derive a proportion of their revenue from selling or arranging for the sale of medical products for use in procedures they perform on their own patients at hospitals that agree to purchase from or through the POD, or that otherwise furnish ordering physicians with income that is based directly or indirectly on those orders of medical products. The Office of Inspector General (“OIG”) of the Department of Health & Human Services has issued a Special Fraud Alert on PODs, indicating that they are inherently suspect under the federal Anti-Kickback Statute. Our commercial strategy emphasizes selling directly to healthcare providers and, to a limited extent, through distributors. To our knowledge, we do not directly sell to or distribute any of our products through PODs. The number and strength of PODs in the industry may continue to grow as economic pressures increase throughout the industry and hospitals, insurers and physicians search for ways to reduce costs, and, in the case of the physicians, identify additional sources to increase their incomes. These companies and the physicians who own, or partially own, PODs may have significant market knowledge, access to and influence on the physicians who use our products and the hospitals that purchase our products, and we may not be able to compete effectively for business from physicians who own PODs. We face the risk of product liability claims and may not be able to obtain or maintain adequate product liability insurance. While we have had a low product complaint and adverse event rate historically, our business exposes us to the risk of product liability claims that are inherent in the manufacturing, processing and marketing of human tissue products. We may be subject to such claims if our products cause, or appear to have caused, an injury. Claims may be made by patients, healthcare providers or others selling our products. Product liability claims can be expensive to defend (regardless of merit), divert our management’s attention, result in substantial damage awards against us, harm our reputation, and generate adverse publicity, which could result in the withdrawal of, or reduced acceptance of, our products in the market. Although we have product liability insurance that we believe is adequate, this insurance is subject to deductibles and coverage limitations, and we may not be able to maintain this insurance at an acceptable cost or on acceptable terms or be able to secure increased coverage (if needed), nor can we be sure that existing or future claims against us will be covered by our product liability insurance. Moreover, the existing coverage of our insurance or any rights of indemnification and contribution that we may have may not be sufficient to offset existing or future claims. If we are unable to maintain product liability insurance at an acceptable cost or on acceptable terms with adequate coverage or otherwise protect ourselves against potential product liability claims or we underestimate the amount of insurance we need, we could be exposed to significant liabilities, which may harm our business. A product liability claim or other claim with respect to uninsured liabilities or for amounts in excess of insured liabilities could result in significant costs and significant harm to our business. Even if a claim is not successful, defending such claim would be time-consuming and expensive, may damage our reputation in the marketplace, and would likely divert our management’s attention. The products we offer are derived from human and animal tissue and therefore have the potential for disease transmission. The utilization of human tissue creates the potential for transmission of communicable disease, including, without limitation, human immunodeficiency virus, viral hepatitis, syphilis and other viral, fungal or bacterial pathogens. We and our contract manufacturers are required to comply with federal and state regulations intended to prevent communicable disease transmission. We maintain strict quality controls designed in accordance with CGTP to ensure the safe procurement and processing of our tissue, including terminal sterilization of our products. These controls are intended to prevent the transmission of communicable disease. However, risks exist with any human tissue implantation. Also, negative publicity concerning disease transmission from other companies’ improperly processed donated tissue could have a negative impact on the demand for our products and adversely affect our business, financial condition and results of operations. 25

We may implement a product recall or voluntary market withdrawal, which could significantly increase our costs, damage our reputation, disrupt our business and adversely affect our business, results of operations and financial condition. The processing and marketing of our tissue products involves an inherent risk that our tissue products or processes may not meet applicable quality standards and requirements. In the event that one or more of our products experiences a failure to meet such standards and requirements, we may voluntarily implement a recall or market withdrawal or may be required to do so by a regulatory authority. A recall or market withdrawal of one of our products could be costly and may divert management resources. A recall or withdrawal of one of our products, or a similar product processed by another entity, also could impair sales of our products as a result of confusion concerning the scope of the recall or withdrawal, or as a result of the damage to our reputation for quality and safety. A cyberattack or significant disruptions of our information technology systems could adversely affect our business, results of operation and financial condition. A cyberattack, a disruption in availability, or the unauthorized alteration of systems or data could adversely affect our business, results of operations and financial condition. We rely on technology for day-to-day operations as well as positioning to enhance our stance in the market. We generate intellectual property that is central to the future success of the business and transmit large amounts of confidential information. Additionally, we collect, store and transmit confidential information of customers, patients, employees and third parties. We also have outsourced significant elements of our operations to third parties, including significant elements of our information technology infrastructure, and, as a result, we are managing many independent vendor relationships with third parties who may or could have access to our confidential information. The continually changing threat landscape of cybersecurity today makes our systems potentially vulnerable to service interruptions or to security breaches from inadvertent or intentional actions by our employees, partners, and vendors, and from attacks by malicious third parties, including supply chain attacks originating at our third-party partners. Such attacks are of ever- increasing levels of sophistication. Attacks are made by individuals or groups that have varying levels of expertise, some of which are technologically advanced and well-funded including, without limitation, nation states, organized criminal groups and hacktivists organizations. To ensure protection of our information, we have invested in cybersecurity and have implemented processes and procedural controls to maintain the confidentiality and integrity of such information. We measure these controls and their success through a cybersecurity framework that is based on industry standards. Refer to Item 1C, Cybersecurity, for additional discussion. While we have invested in the protection of our data and technology, there can be no guarantees that our efforts will prevent all service interruptions or security breaches. Any such interruption or breach of our systems could adversely affect our business operations and result in the loss of critical or sensitive confidential information or intellectual property, and could result in financial, legal and reputational harm to our business, including legal claims and proceedings, liability under laws that protect the privacy of personal information, government enforcement actions and regulatory penalties, as well as remediation costs. We also maintain cyber liability insurance. However, this insurance may not be sufficient to cover the financial, legal or reputational losses that may result from an interruption or breach of our systems. Increased use of artificial intelligence (“AI”) and related technologies in the medical device industry could subject us to new risks and uncertainties, and our failure to effectively evaluate or adopt such technologies could adversely affect our business. Artificial intelligence, machine learning, and other automated technologies are being increasingly explored and adopted across the medical device industry, including in product development, manufacturing, quality systems, regulatory processes, clinical support, and commercial activities. We may evaluate or elect to adopt AI technologies in the future as part of our efforts to remain competitive and operate efficiently. The adoption of AI technologies could subject us to evolving and uncertain regulatory requirements. Regulatory authorities, including the FDA and international counterparts, are actively assessing the appropriate oversight of AI-enabled tools and products. New or revised regulations, guidance, or enforcement practices could impose additional compliance obligations, increase development and validation costs, limit permissible uses of AI, or delay the deployment of AI-enabled solutions. The use of AI also presents operational, legal, and reputational risks. AI systems may produce inaccurate, incomplete, or biased outputs, and reliance on such outputs could negatively affect business decisions, product development, manufacturing processes, or regulatory and quality activities. In addition, the use of AI may increase our exposure to cybersecurity, data privacy, and intellectual property risks, particularly where third-party tools, datasets, or platforms are involved. Moreover, if competitors more effectively or more rapidly adopt AI technologies, they may achieve operational efficiencies, cost advantages, improved product offerings, or enhanced customer engagement that we are unable to match. Conversely, if 26 we adopt AI without appropriate governance, controls, or expertise, we could incur increased costs, operational disruptions, or reputational harm. Our ability to successfully assess whether, when, and how to adopt AI technologies, and to manage the associated risks, will depend on a number of factors that are difficult to predict. Any failure to appropriately respond to the increasing role of AI in our industry could adversely affect our business, results of operations, or competitive position. We may expand or contract our business through acquisitions, divestitures, licenses, investments, and other commercial arrangements with other companies or technologies, which may adversely affect our business, results of operations and financial condition. We periodically evaluate opportunities to acquire companies or divest divisions, technologies, products, and rights through licenses, distribution agreements, investments, and outright acquisitions to grow our business, although we may not successfully identify or negotiate any such transaction. In connection with one or more of those transactions, we may, subject to the requirements and limitations set forth in our Citizens Credit Agreement (as defined below in Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”), Liquidity and Capital Resources): • divest or license existing products or technology; • use cash that we may need in the future to operate our business; • incur debt that could have terms unfavorable to us or that we might be unable to repay; • structure the transaction in a manner that has unfavorable tax consequences, such as a stock purchase that does not permit a step-up in the tax basis for the assets acquired; • be unable to realize the anticipated benefits, such as increased revenues, cost savings, or synergies from additional sales; • be unable to successfully integrate, operate, maintain, and manage our newly acquired operations; • divert management’s attention from the existing business; • acquire unknown liabilities that could subject us to government investigations and/or litigation or other actions that make it impossible to realize the anticipated benefits of the transaction; and • be unable to secure the services of key employees related to the transaction(s). Any of these items could adversely affect our revenues, results of operations and financial condition. Business acquisitions also involve the risk of unknown liabilities associated with the acquired business, which could be material. Incurring unknown liabilities or the failure to realize the anticipated benefits of any transaction could adversely affect our business if we are unable to recover our initial investment. Inability to recover our investment, or any write off of such investment, associated goodwill or assets could have an adverse effect on our business, results of operations and financial condition. In addition, if the benefits of any proposed acquisition do not meet the expectations of investors and analysts, our stock price may decline. A portion of our revenues and accounts receivable come from government accounts. Some of our revenues are derived from sales to the government. Any disruption of our products on the FSS or any change in the way the government purchases products like ours or the price it is willing to pay for our products could adversely affect our business, results of operations and financial condition. New lines of business or new products and services may subject us to additional risks. From time to time, we may implement or may acquire new lines of business or offer new products and services within existing lines of business. There are risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed or are evolving. In developing and marketing new lines of business and new products and services, we may invest significant time and resources. External factors, such as regulatory compliance obligations, competitive alternatives, and shifting market preferences, may also impact the successful implementation of a new line of business or a new product or service. Failure to successfully manage these risks in the development and implementation of new lines of business or new products or services could have an adverse effect on our business, results of operations and financial condition. Our international expansion and operations outside the U.S. expose us to risks associated with international sales and operations. We are pursuing further expansion outside the U.S., including in Japan. Managing a global organization is difficult, time consuming and expensive. Our ability to conduct international operations is affected by many of the same risks we face in our U.S. operations, as well as unique costs and difficulties of managing international operations, including the relationships and operations of distributors we elect to work with in these markets. Adoption of our products in new geographic regions could take longer and cost more than we anticipate. Risks inherent in international operations also include, among others, potential 27 adverse tax consequences, greater difficulty in enforcing intellectual property rights, risks associated with the Foreign Corrupt Practices Act and local anti-bribery law compliance, and other international regulations. These regulations may limit our ability to market, sell, distribute or otherwise transfer our products to prohibited countries or persons. International regulations may also limit what promotional claims we may make for our products. Compliance with these regulations and laws is costly, and failure to comply with applicable legal and regulatory obligations could adversely affect us in a variety of ways that include, without limitation, significant criminal, civil and administrative penalties, including imprisonment of individuals, fines and penalties, denial of export privileges, seizure of shipments and restrictions on certain business activities. Also, the failure to comply with applicable legal and regulatory obligations could result in the disruption of our distribution and sales activities. These risks may limit or disrupt our expansion, restrict the movement of funds or result in the deprivation of contractual rights or the taking of property by nationalization or expropriation without fair compensation. Operating outside of the U.S. also requires significant management attention and financial resources. Risks Related to Regulatory Approval of Our Products and Other Government Regulations The FDA has in the past determined, and may in the future determine, that certain of our products that are, or are derived from, human cells or tissues, do not qualify for regulation solely under Section 361, and may require that we revise our labeling and marketing claims for these products or that we suspend sales of such products until FDA pre-market clearance or approval is obtained, which could adversely affect our business, results of operations, and financial condition. Currently, all of the products we manufacture and process are derived from human tissue. Amniotic and other birth tissue have in the past generally been regulated as HCT/P and were therefore eligible to be subject to regulation solely under Section 361 (“Section 361 HCT/P”) depending on whether the specific product at issue and the claims made for it were consistent with the applicable criteria. HCT/Ps that do not meet these criteria are subject to more extensive regulation as drugs, medical devices, biological products, or combination products. These HCT/Ps must comply with both the FDA’s requirements for HCT/Ps and the requirements applicable to biologics, devices or drugs, including pre-market clearance or approval from the FDA. Obtaining FDA pre-market clearance or approval involves significant time and investment by the Company. In March 2024, the FDA issued a determination letter in connection with the RFD process related to AXIOFILL, a human- derived particulate wound dressing. In the letter, FDA reaffirmed its position that AXIOFILL does not meet the regulatory classification requirements under Section 361. In response to the RFD determination letter, the Company has filed suit in the U.S. District Court for the Northern District of Georgia and intends to exhaust all legal options available, given the arbitrary and capricious manner in which FDA is regulating like-kind products. Notably, while these proceedings are taking place, the Company has been permitted to continue marketing AXIOFILL. Depending on the outcome of this legal proceeding, we may no longer be able to market AXIOFILL. The loss of our ability to market and sell this or any other product in our portfolio would have an adverse impact on our revenues, business, financial condition and results of operations. Any future regulatory changes could also have adverse consequences for us and make it more difficult or expensive for us to conduct our business by requiring pre-market clearance or approval and compliance with additional post-market regulatory requirements with respect to those products. For example, the FDA may in the future impose conditions, such as labeling restrictions, and the requirement that a product be manufactured in compliance with CGMP, which would require significant additional time and cost investments by the Company. Moreover, increased regulatory scrutiny within the industry in which we operate could lead to increased regulation of HCT/Ps, including Section 361 HCT/Ps, which could ultimately increase our costs and adversely impact our business, results of operations and financial condition. HELIOGEN, our first xenograft product offering, falls into an FDA classification that requires the submission of a Premarket Notification (510(k)) to the FDA. The 510(k) was obtained and is owned by our contracted manufacturing partner, Regenity Biosciences. To date, the Company has neither applied for, nor received any 510(k)’s from the FDA, however we have efforts underway to explore our ability to do so with certain of the products in our pipeline. The 510(k) process requires us to demonstrate that the device to be marketed is at least as safe and effective as, that is, substantially equivalent to, a legally marketed device. We must submit information that supports our substantial equivalency claims. Before we can market the new device, we must receive an order from the FDA finding substantial equivalence and clearing the new device for commercial distribution in the U.S. Obtaining clearances or approvals is time consuming, expensive, and uncertain. Furthermore, even if we are granted regulatory clearances or approvals, they may include significant limitations on the indicated uses of the product, which may limit the potential customers for the product. If we are unable to obtain required FDA clearance or approval for a product or are unduly delayed in doing so, or the uses of that product were limited, our business could suffer. 28

Obtaining and maintaining the necessary regulatory approvals, including conducting clinical trials, for certain of our products or potential products could be expensive and time consuming. The process of obtaining regulatory clearances or approvals to market a biological product or medical device from the FDA or similar regulatory authorities outside of the U.S. may be costly and time consuming, and such clearances or approvals may not be granted on a timely basis, or at all. The FDA may take the position that some of the products that we currently market require FDA regulatory clearance or approval. Some of the future products and enhancements to our current products that we expect to develop or may acquire and market may require marketing clearance or approval from the FDA. However, clearance or approval may not be granted with respect to any of our products or enhancements and further FDA review may add delays that could adversely affect our ability to market such products or enhancements. The process of obtaining formal FDA clearance or approval, such as a 510(k), Biological License Application (“BLA”), or equivalent, including clinical trial development and execution as well as manufacturing processes, requires the expenditure of substantial time, effort and financial resources and may take years to complete, including costs incurred on top of those fees incurred as part of conducting various clinical studies. The fee for filing such submissions and program fees payable with respect to any establishment that manufactures biologics are substantial. The FDA may not grant approval on a timely basis, or at all, or we may decide not to pursue this pathway for certain products or indications, or need to conduct additional trials for a given indication. Additionally, the FDA may limit the indications for use or place other conditions on any approvals that could restrict the commercial application of the products. If we do receive approval, some types of changes to the approved product, such as adding new indications or doses, manufacturing changes and additional labeling claims, are subject to further testing requirements and FDA review and approval. Our revenues could be adversely affected if we fail to obtain approvals and clearances on a timely basis or at all, or if the FDA limited the indications for use or required other conditions that restrict the commercial application of our products. Additionally, there are significant costs associated with clinical trials that can be difficult to accurately estimate until a BLA is approved. Clinical trials may not be successful or may return results that do not support approval. Moreover, the results of early clinical trials are not necessarily predictive of future results, and any product we advance into clinical trials may not have favorable results in later clinical trials. Our interpretation of data and results from our clinical trials does not ensure that we will achieve similar results in future clinical trials. In addition, clinical data are often susceptible to various interpretations and analyses, and many companies that have believed their products performed satisfactorily in earlier clinical trials or retrospective studies have nonetheless failed to replicate results in later clinical trials. Our business is subject to extensive regulation by the FDA and other authorities, which is costly, and our failure to comply could result in negative effects on our business, results of operations and financial condition. As discussed above, the FDA has specific regulations governing our tissue-based products, or HCT/Ps. The FDA has broad post-market and regulatory and enforcement powers, even for Section 361 HCT/Ps. The FDA’s regulation of HCT/Ps includes requirements for registration and listing of products, donor screening and testing, processing and distribution, labeling, record keeping and adverse-reaction reporting, and inspection and enforcement. HCT/Ps that are regulated as drugs, biological products or medical devices are subject to even more stringent regulation by the FDA. Even if pre-market clearance or approval is obtained, the approval or clearance may place substantial restrictions on the indications for which the product may be marketed or to whom it may be marketed, may require warnings to accompany the product or impose additional restrictions on the sale or use of the product. In addition, regulatory approval is subject to continuing compliance with regulatory standards, including the FDA’s quality system regulations. If we fail to comply with the FDA regulations regarding our tissue products, the FDA could take enforcement action, including, without limitation, any of the following sanctions and the manufacture of our products or processing of our tissue could be delayed or terminated: • untitled letters, warning letters, cease and desist orders, fines, injunctions, and civil penalties; • recall or seizure of our products; • operating restrictions, partial suspension or total shutdown of production; • refusing our requests for clearance or approval of new products; • withdrawing or suspending current applications for approval or approvals already granted; • refusal to grant export approval for our products; and • criminal prosecution. The FDA’s regulation of HCT/Ps may continue to evolve. Complying with any such new regulatory requirements may entail significant time delays and expense, which could have an adverse effect on our business, results of operations and financial condition. 29

The AATB has issued operating standards for tissue banking. Compliance with these standards is a requirement in order to become an accredited tissue bank. In addition, some states have their own tissue banking regulations. In addition, procurement of certain human organs and tissue for transplantation is subject to the restrictions of the NOTA, which prohibits the transfer of certain human organs, including skin and related tissue for valuable consideration, but permits the reasonable payment associated with the removal, transportation, implantation, processing, preservation, quality control and storage of human tissue and skin. We reimburse tissue banks, hospitals and physicians for their services associated with the recovery and storage of donated human tissue. Although we have independent third-party appraisals that confirm the reasonableness of the service fees we pay, if we were to be found to have violated NOTA’s prohibition on the sale or transfer of human tissue for valuable consideration, we could potentially be subject to criminal enforcement sanctions, which could adversely affect our results of operations. Finally, we and other manufacturers of skin substitutes are required to provide average sales price (“ASP”) information to CMS on a quarterly basis. If a manufacturer is found to have made a misrepresentation in the reporting of ASP, such manufacturer is subject to civil monetary penalties of up to $10,000 for each misrepresentation for each day in which the misrepresentation was applied, and potential False Claims Act liability. See “We and our sales representatives, whether employees or independent contractors, must comply with various federal and state anti-kickback, self-referral, false claims and similar laws, any breach of which could cause an adverse effect on our business, results of operations and financial condition.” We may be subject to fines, penalties, injunctions and other sanctions if we are deemed to be promoting the use of our products for unapproved, or off-label, uses. As a general rule, FDA regulations require that the marketing of Section 361 HCT/Ps only be for appropriate homologous uses, and that the promotion of pre-approved biological products or devices only be for FDA-approved indications. Generally, unless the products are approved by the FDA for alternative uses, the FDA contends that we may not make claims about the safety or effectiveness of our products, or promote them as safe or effective for uses other than those specifically approved by the FDA. Such limitations present a risk that the FDA or other federal or state law enforcement authorities could determine that the nature and scope of our sales, marketing and support activities, though designed to comply with all FDA requirements, constitute the promotion of our products for an unapproved use in violation of the Federal Food Drug & Cosmetic Act. We also face the risk that the FDA or other governmental authorities might pursue enforcement based on past activities that we have discontinued or changed, including sales activities, prior marketing materials, arrangements with institutions and doctors, educational and training programs and other activities. Investigations concerning the promotion of unapproved product uses and related issues are typically expensive, disruptive and burdensome and generate negative publicity. If our promotional activities are found to be in violation of the law, we may face significant legal action, fines, penalties, and even criminal liability and may be required to substantially change our sales, promotion, grant and educational activities. There is also a possibility that we could be enjoined from selling some or all of our products for any unapproved use. In addition, as a result of an enforcement action against us or any of our executive officers, we could be excluded from participation in government healthcare programs such as Medicare and Medicaid. Nevertheless, while we believe we are fully in compliance with the FDA's Guidance on HCT/Ps, there can be no assurance that we have correctly interpreted the FDA’s Guidance, or that we will not need to discontinue marketing a product and/or may be subject to fines, penalties, injunctions, and other sanctions if we are deemed to be promoting the use of our products for unapproved uses. Such regulatory penalties by the FDA could adversely affect our business and results of operations. We and our sales representatives, whether employees or independent contractors, must comply with various federal and state anti-kickback, self-referral, false claims and similar laws, any breach of which could cause an adverse effect on our business, results of operations and financial condition. Our relationships with physicians, hospitals and other healthcare providers are subject to various federal and state healthcare fraud and abuse laws. Healthcare fraud and abuse laws are complex and, in some instances, even minor or inadvertent violations can give rise to liability. Possible sanctions for violation of the healthcare fraud and abuse laws include, without limitation, monetary fines, civil and criminal penalties, exclusion from participating in the federal and state healthcare programs, including, without limitation, Medicare, Medicaid, the VA health programs and TRICARE (the healthcare program administered by or on behalf of the U.S. Department of Defense for uniformed service members, including both those in active duty and retirees, as well as their dependents), and forfeiture of amounts collected in violation of such prohibitions. Many states have similar fraud and abuse laws, imposing substantial penalties for violations. A finding of a violation of one or more of these laws, or even a government investigation or inquiry into the same, would likely result in a material adverse effect on the market price of our Common Stock, as well as on our business, results of operations, and financial condition. 30

We are subject to the AKS as amended by the Patient Protection and Affordable Care Act (the “PPACA”). A conviction for violation of the AKS results in criminal fines and requires mandatory exclusion from participation in federal health care programs. Although there are a number of statutory exceptions and regulatory safe harbors to the federal AKS that protect certain common industry practices from prosecution, the exceptions and safe harbors are drawn narrowly, and arrangements may be subject to scrutiny or penalty if they do not fully satisfy all elements of an available exception or safe harbor. We have entered into consulting agreements, speaker agreements, research agreements and product development agreements with physicians, including some who may order or recommend our products or make decisions to use them. In addition, some of these physicians own our stock, which they purchased in arm’s-length transactions on terms identical to those offered to non- physicians, or received stock awards from us in the past as consideration for services performed by them. While we believe these transactions generally meet the requirements of applicable laws, including the federal AKS and analogous state laws, it is possible that our arrangements with physicians and other providers may be questioned by regulatory or enforcement authorities under such laws, which could lead us to redesign the arrangements and subject us to significant civil or criminal penalties. We have designed our policies and procedures to comply with the federal AKS, FCA, and industry best practices. In addition, we have conducted training sessions on these principles. If, however, regulatory or enforcement authorities were to view these arrangements as non-compliant with applicable laws, there would be risk of government investigations/inquiries or penalties. There is also risk that one or more of our employees or agents will disregard the rules we have established. Because our strategy relies on the involvement of physicians who consult with us on the design of our products, perform clinical research on our behalf or educate other health care professionals about the efficacy and uses of our products, we could be materially impacted if regulatory or enforcement agencies or courts interpret our financial relationships with physicians who refer or order our products to be in violation of applicable laws. This could harm our reputation and the reputations of the physicians we engage to provide services on our behalf. In addition, the cost of noncompliance with these laws could be substantial since we could be subject to monetary fines and civil or criminal penalties, and we could also be excluded from federally-funded healthcare programs, including Medicare, Medicaid, VA and TRICARE. The FCA imposes civil liability on any person or entity that knowingly submits, or causes the submission of, a false or fraudulent claim to the U.S. government. Damages under the FCA can be significant and consist of the imposition of fines and penalties. The FCA also allows a private individual or entity to sue on behalf of the government to recover civil penalties and treble damages as a whistleblower. FCA liability is potentially significant in the healthcare industry because the statute provides for treble damages and mandatory penalties of between $14,308 and $28,619 per false claim or statement for penalties assessed after July 3, 2025, with respect to violations occurring after November 2, 2015. Manufacturers can be held liable under the FCA even when they do not submit claims directly to government payers if they are deemed to “cause” the submission of false or fraudulent claims. The PPACA provides that claims tainted by a violation of the federal AKS are false for purposes of the FCA. The DOJ on behalf of the government has previously alleged that the marketing and promotional practices of pharmaceutical and medical device manufacturers, including the off-label promotion of products or the payment of prohibited kickbacks to doctors, violated the FCA, resulting in the submission of improper claims to federal and state healthcare programs such as Medicare and Medicaid. In certain cases, manufacturers have entered into criminal and civil settlements with the federal government under which they entered into plea agreements, paid substantial monetary amounts and entered into onerous corporate integrity agreements with the government that require, among other things, substantial reporting and remedial actions, as well as oversight and review by an outside entity, an Independent Review Organization (“IRO”), at substantial expense to the Company. Under the HIPAA criminal federal healthcare fraud statute, it is a crime to knowingly and willfully execute, or attempt to execute, a scheme or artifice to defraud any health care benefit program or to obtain, by means of false or fraudulent pretenses, representations or promises, any of the money or property owned by, or under the custody or control of, any health care benefit program, in connection with the delivery of or payment for health care benefits, items or services. There are federal and state laws requiring detailed reporting of manufacturer interactions with and payments to healthcare providers, such as the Sunshine Act. The Sunshine Act requires, among others, “applicable manufacturers” of drugs, devices, biological products, and medical supplies reimbursed under Medicare, Medicaid or the Children’s Health Insurance Program to annually report to CMS information related to payments and other transfers of value provided to “covered recipients.” The term covered recipients includes U.S.-licensed physicians and teaching hospitals, and, for reports submitted on or after January 1, 2022, physician assistants, nurse practitioners, clinical nurse specialists, certified nurse anesthetists, and certified nurse- midwives. There is the risk that CMS or another government agency may take the position that our products are not human cell and tissue products regulated solely under Section 361, and thereby assert that we are currently subject to the Sunshine Act, which could subject us to civil penalties and the administrative burden of having to comply with the law. Additionally, the Sunshine Act, and its implementing regulations, require that certain manufacturers of drugs, devices, biological and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program (with certain exceptions) report information related to certain payments or other transfers of value made or distributed to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), certain non-physician practitioners (such as 31 physician assistants and nurse practitioners), and teaching hospitals, or to entities or individuals at the request of, or designated on behalf of, the physicians and teaching hospitals and to report annually to CMS certain ownership and investment interests held by physicians and their immediate family members. Failure to report accurately could result in penalties. In addition, many states also govern the reporting of payments or other transfers of value, many which differ from each other in significant ways, are often not pre-empted, and may have a more prohibitive effect than the Sunshine Act, thus further complicating compliance efforts. There are state law equivalents to the AKS and FCA. There are also so-called state “all-payer” anti-kickback laws which may apply to items or services reimbursed by any third-party payer, including commercial insurers, as well as when no insurer is involved (i.e. cash-pay patients). The enforcement of all of these laws is uncertain and subject to rapid change. Federal or state regulatory or enforcement authorities may investigate or challenge our current or future activities under these laws. Any investigation or challenge could have a material adverse effect on our business, financial condition and results of operations. Any state or federal regulatory or enforcement review of us, regardless of the outcome, would be costly and time consuming. Additionally, we cannot predict the impact of any changes in these laws, whether these changes are retroactive or will have effect on a going-forward basis only. Our results of operations may be adversely affected by current and potential future healthcare reforms. In response to perceived increases in healthcare costs in recent years, there have been and continue to be proposals by the U.S. federal government, state governments, regulators and third-party payers to control these costs and, more generally, to reform the U.S. healthcare system. Within our industry, Medicare expenditures on skin substitute products have increased dramatically from 2019, when annual spending on these products administered in private physician offices and associated care settings was approximately $0.5 billion. By 2024, annual expenditures for this class of products totaled approximately $10 billion, and more recently, spending by Medicare approached a $15 billion annual run rate. As a result, CMS and the MACs have sought ways to implement coverage and payment reform in order to curb the dramatically increasing expenditures in our industry. At the end of 2025, CMS announced sweeping changes related to the reimbursement of skin substitutes, beginning January 1, 2026. These changes include: 1) reimbursing skin substitute products uniformly across the HOPD and physician office and associated care settings and 2) changing the reimbursement rate for skin substitutes from the “ASP+6%” methodology to a flat rate at $127.14 per square centimeter in these care settings, subject to geographic adjustments. The specific policies were put into effect in the PFS and OPPS. Changes to the manner and amounts Medicare reimburses for our products could have an impact on their utilization. We believe that substantial uncertainty and unknowns remain regarding the specific reform measures and proposed legislation that could impact our industry. Any changes will likely take time to unfold and could have an impact on coverage and reimbursement for healthcare items and services, including our products. Furthermore, we believe that substantial uncertainty remains regarding the net effect of the PPACA, or its repeal and potential replacement, on our business, including uncertainty over how benefit plans purchased on exchanges will cover our products, how the expansion or contraction of the Medicaid program will affect access to our products, the effect of risk-sharing payment models such as Accountable Care Organizations and other value-based purchasing programs on coverage for our products, and the effect of the general increase or decrease in federal oversight of healthcare payers. The taxes imposed and the expansion in government’s role in the U.S. healthcare industry under the PPACA, if unchanged, may result in decreased revenues, lower reimbursements by payers for our products and reduced medical procedure volumes, all of which could have a material adverse effect on our business, results of operations and financial condition. We may fail to obtain or maintain foreign regulatory approvals to market our products in other countries. We currently market our products in a limited number of foreign countries, including in Japan. Foreign jurisdictions require separate regulatory approvals and compliance with numerous and varying regulatory requirements. The approval procedures vary among countries and may involve requirements for additional testing. Certain of our products require clearance or approval by the FDA. However, such clearance or approval does not ensure approval or certification by regulatory authorities in other countries or jurisdictions, and approval or certification by one foreign regulatory authority does not ensure approval or certification by regulatory authorities in other foreign countries or by the FDA. The foreign regulatory approval or certification process may include all of the risks associated with obtaining FDA clearance or approval. We may not obtain foreign regulatory approvals on a timely basis, if at all. We may not be able to file for regulatory approvals or certifications and may not receive necessary approvals to commercialize our products in any foreign jurisdiction. Furthermore, many foreign jurisdictions operate under socialized medical care, and obtaining reimbursement for our products under that construct may 32 also prove difficult. If we fail to receive necessary approvals, certifications, or reimbursements necessary to commercialize our products in foreign jurisdictions on a timely basis, or at all, our business, results of operations and financial condition could be adversely affected. Further, governmental authorities outside the U.S. have become increasingly stringent in their regulation of medical devices, and our products may become subject to more rigorous regulation by non-U.S. governmental authorities in the future. U.S. or non-U.S. government regulations may be imposed in the future that may have a material adverse effect on our business and operations. Federal and state laws that protect the privacy and security of personal information may increase our costs and limit our ability to collect and use that information and subject us to liability if we are unable to fully comply with such laws. Numerous federal and state laws, rules and regulations govern the collection, dissemination, use, security and confidentiality of personal information, including protected health information and individually identifiable health information. These laws include: • provisions of HIPAA that limit how covered entities and business associates may use and disclose protected health information, provide certain rights to individuals with respect to that information and impose certain security requirements • HITECH, which strengthened and expanded the HIPAA Privacy Rule and Security Rules, imposed data breach notification obligations, created new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates and gave state attorneys general new authority to file civil actions for damages or injunctions in U.S. federal courts to enforce the federal HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions; • other federal and state laws restricting the use and protecting the privacy and security of personal information, including health information, many of which are not preempted by HIPAA; • federal and state consumer protection laws; and • federal and state laws regulating the conduct of research with human subjects. As part of our business operations, including our medical record keeping, third-party billing and reimbursement and research and development activities, we collect and maintain protected health information in paper and electronic format. Standards related to collecting and maintaining health information, whether implemented pursuant to HIPAA, HITECH, state laws, federal or state action or otherwise, could have a significant effect on the manner in which we handle personal information, including healthcare-related data, and communicate with payers, providers, patients, donors and others, and compliance with these standards could impose significant costs on us or limit our ability to offer services, thereby negatively impacting the business opportunities available to us. If we are alleged to have not complied with existing or new laws, rules and regulations related to personal information, we could be subject to litigation and to sanctions that include monetary fines, civil or administrative penalties, civil damage awards or criminal penalties. Risks Related to Our Intellectual Property Our ability to protect our intellectual property and proprietary technology through patents and other means is uncertain and may be inadequate, which could have an adverse effect on our business, results of operations and financial condition. Our success depends on our ability to protect our proprietary rights to the technologies used in our products. We rely on patent protection, as well as a combination of copyright, trade secret and trademark laws and nondisclosure, confidentiality and other contractual restrictions to protect our proprietary technology, including our licensed technology. These legal means afford only limited protection and may not adequately protect our rights or permit us to gain or keep any competitive advantage. In addition, our pending patent applications include claims to material aspects of our products and procedures that may not be protected by issued patents. The patent application process can be time consuming and expensive. Our pending patent applications might not result in issued patents, and issued patents may later be determined to be invalid or unenforceable as a result of district court litigation or related administrative proceedings. Competitors may be able to design around our patents or develop products that provide outcomes that are comparable or even superior to ours. Although we have taken steps to protect our intellectual property and proprietary technology, including entering into confidentiality agreements and intellectual property assignment agreements with some of our officers, employees, consultants and advisors, such agreements may not be enforceable or may not provide meaningful protection for our trade secrets or other proprietary information in the event of unauthorized use or disclosure or other breaches of the agreements. The failure to obtain and maintain patents or protect our intellectual property rights could have an adverse effect on our business, results of operations, and financial condition. Whether a patent claim is valid is a complex matter of science, facts and law, and therefore we cannot be certain that, if challenged in a court of law, or through an administrative proceeding, our 33 patent claims would be upheld. If any of those patent claims are invalidated or determined to be unenforceable, our competitive advantage may be reduced or eliminated. In the event a competitor infringes upon our licensed patents, issued patents, pending patent applications or other intellectual property rights, enforcing those rights may be costly, uncertain, difficult and time consuming. Even if successful, litigation to enforce or defend our intellectual property rights could be expensive and time consuming and could divert our management’s attention. Further, bringing litigation to enforce our patents subjects us to the potential for counterclaims. Other companies or entities also have commenced, and may again commence, actions seeking to establish the invalidity of our patents and certain related claims. In the event that any of our patent claims are challenged, a court, the United States Patent and Trademark Office (“USPTO”), or the Patent Trial and Appeal Board (“PTAB”) of the USPTO may invalidate one or more challenged patent claims or determine that the patent is unenforceable, which could harm our competitive position. If the USPTO or the PTAB ultimately cancels or narrows the claim scope of any of our patents through these proceedings, it could prevent or hinder us from being able to enforce them against competitors. Such adverse decisions could negatively impact our business, results of operations, and financial condition. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as the laws of the United States. Many companies have encountered significant problems in enforcing and defending intellectual property rights in certain foreign jurisdictions. This could make it difficult for us to stop infringement of our foreign patents, if obtained, or the misappropriation of our other intellectual property rights. For example, some foreign countries have compulsory licensing laws under which a patent owner must grant licenses to third parties. In addition, some countries limit the enforceability of patents against third parties, including government agencies or government contractors. In these countries, patents may provide limited or no benefit. Patent protection must ultimately be sought on a country-by-country basis, which is an expensive and time-consuming process with uncertain outcomes. Accordingly, we may choose not to seek patent protection in certain countries, and we will not have the benefit of patent protection in such countries. Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business. Accordingly, our efforts to protect our intellectual property rights in some countries may be inadequate. We may become subject to claims of infringement of the intellectual property rights of others, which could prohibit us from developing our products, require us to obtain licenses from third parties or to develop non-infringing alternatives, and subject us to substantial monetary damages. Third parties could assert that our products infringe one or more claims of their issued patents or other intellectual property rights. Whether a product infringes a patent claim or other intellectual property right involves a complex combination of legal and factual issues, the determination of which is often uncertain. Therefore, we cannot be certain that we have not infringed the intellectual property rights of others. Because patent applications are not immediately published, and may take years to issue, there also may be applications now pending of which we are unaware that may later result in issued patent claims that our products or processes may infringe. There also may be existing patents or pending patent applications of which we are unaware that our products or processes may inadvertently infringe. Any infringement claim could cause us to incur significant costs, place significant strain on our financial resources, divert management’s attention from our business and harm our reputation. If the relevant patent claims at issue in such a dispute were upheld as valid and enforceable and we were found to infringe, we could be prohibited from selling any product that is found to infringe those claims through an injunction unless we could obtain licenses to use the technology covered by the asserted patent claims or other intellectual property, or are able to design around the patent claim or claims at issue or other intellectual property. We may be unable to obtain such a license on terms acceptable to us, if at all, and we may not be able to redesign our products to avoid infringement. A court could also order us to pay compensatory damages for such infringement, plus prejudgment interest and could, in addition, treble the compensatory damages and award attorney fees. These damages could be substantial and could harm our reputation, business, financial condition and operating results. A court also could enter orders that temporarily, preliminarily or permanently enjoin us and our customers from making, using, or selling products, and could enter an order mandating that we undertake certain remedial measures. Depending on the nature of the relief ordered by the court, we could become liable for additional damages to third parties. Further, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our trade secrets or other confidential information could be compromised by inadvertent or court-ordered disclosure during this type of litigation. We may be subject to damages resulting from claims that we, our employees, or our independent contractors have wrongfully used or disclosed alleged trade secrets, proprietary or confidential information of our competitors or are in breach of non-competition or non-solicitation agreements with our competitors. Some of our employees were previously employed at other medical device, pharmaceutical or tissue companies. We may also hire additional employees who are currently employed at other medical device, pharmaceutical or tissue companies, including 34 our competitors. Additionally, consultants or other independent agents with which we may contract may be or have been in a contractual arrangement with one or more of our competitors. Although no claims are currently pending, we may be subject to claims that we, our employees, or our independent contractors have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of these former employers or competitors. In addition, we have been and may in the future be subject to claims that we caused an employee to breach the terms of his or her non-competition or non-solicitation agreement. Litigation may be necessary to defend against these claims. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to management. If we fail to defend such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Any future litigation or the threat thereof may adversely affect our ability to hire additional direct sales representatives. A loss of key personnel or their work product could hamper or prevent our ability to market existing or new products, which could severely harm our business, financial condition and operating results. Risks Related to Our Consolidated Financial Statements, Internal Controls and Related Matters If we fail to maintain adequate internal control over financial reporting in the future, this could adversely affect our business, financial condition and operating results. If material weaknesses or deficiencies in our internal control over financial reporting are discovered or occur in the future, our consolidated financial statements might contain material misstatements and we could be required to restate our financial results. Moreover, because of the inherent limitations of any control system, material misstatements due to error or fraud may not be prevented or detected on a timely basis, or at all. If we are unable to provide reliable and timely financial reports in the future, our business and reputation may be further harmed. Failures in internal controls may also cause us to fail to meet reporting obligations, negatively affect investor confidence in our management and the accuracy of our financial statements and disclosures, or result in adverse publicity and concerns from investors, any of which could have a negative effect on the price of our Common Stock, subject us to regulatory investigations and penalties or shareholder litigation, and adversely impact our business, results of operations and financial condition. Risks Related to the Securities Markets and Ownership of Our Common Stock Our indebtedness may adversely affect our financial health. As of December 2025, we had aggregate borrowings outstanding of $18.0 million under our Term Loan Facility, pursuant to our Citizens Credit Agreement (as defined below in Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations). Our outstanding debt may limit our ability to borrow additional funds or may adversely affect the terms on which such additional funds may be available. Additionally, a default under certain other indebtedness constitutes an event of default under the Citizens Credit Agreement. Consequently, the effects of a default under other debt may be amplified by the lenders exercising the remedies available to it in the Citizens Credit Agreement for events of default, including foreclosure on the collateral securing our obligations and the declaration that all amounts outstanding under the Citizens Credit Agreement are immediately due and payable. The restrictive covenants in the Citizens Credit Agreement, and the Company’s obligation to make payments under the Citizens Credit Agreement, limit our operating and financial flexibility and may adversely affect our business, results of operations and financial condition. The Citizens Credit Agreement imposes operating and financial restrictions and covenants. The Company must comply with certain financial covenants, including, a maximum total net leverage ratio and a minimum consolidated fixed charge coverage ratio. Additionally, the Citizens Credit Agreement includes certain customary restrictive covenants, including, but not limited to, limitations on indebtedness, liens, fundamental changes, dispositions, investments, loans, advances, guarantees, acquisitions, dividends and other restricted payments, transactions with affiliates, swap transactions, sale and leaseback transactions, prepayments on subordinated debt, and amendments to organizational and other material agreements. The Citizens Credit Agreement also contains certain customary events of default, including, without limitation, (i) failure to pay interest or principal when due, (ii) failure to provide notice of certain material events and (iii) failure to perform or observe certain covenants under the Citizens Credit Agreement or any related loan documents (subject to a 30-day grace period in certain circumstances). If an event of default occurs and is continuing, the agent under the agreement may, and at the direction of the lenders, take one or more of the following actions: (i) terminate the commitments, (ii) declare any amounts outstanding immediately due and payable, and (iii) exercise any other right it has under the Citizens Credit Agreement or at law. Compliance with such covenants may restrict our operating flexibility, and in the event that we were unable to comply with such covenants, leading to default and acceleration, this could adversely affect our business, results of operations and financial condition. 35

EW Healthcare Partners and its interests may conflict with those of our other shareholders. As of December 31, 2025, EW Healthcare Partners and their affiliates beneficially owned approximately 19% of our Common Stock. Also, for as long as EW Healthcare Partners and its affiliates collectively hold at least (i) 10% of the outstanding shares of our Common Stock, EW Healthcare Partners has the right to select two individuals that the Company must include among its nominees to serve on our Board and (ii) 5% (but less than 10%) of the outstanding shares of our outstanding Common Stock, EW Healthcare Partners has the right to select one individual that the Company must include among its nominees to serve on our Board. EW Healthcare Partners designated Martin P. Sutter and William A. Hawkins, III, who continue to serve on our board as directors. The interests of EW Healthcare Partners may conflict with those of our other shareholders, and EW Healthcare Partners may seek to influence, and may be able to influence, us through its director nomination rights and its share ownership. The price of our Common Stock has been, and will likely continue to be, volatile. The market price of our Common Stock, like that of the securities of many other healthcare companies that are engaged in research, development, and commercialization, has fluctuated over a wide range, and it is likely that the price of our Common Stock will fluctuate in the future. The market price of our Common Stock could be impacted by a variety of factors, including: • Fluctuations in stock market prices and trading volumes of similar companies or of the markets generally; • Our ability to successfully launch, market and earn significant revenue from our products; • Our ability to obtain additional financing to support our continuing operations; • Disclosure of the details and results of our clinical trials and our regulatory applications and proceedings; • Developments in and disclosure or publicity regarding existing or new litigation or contingent liabilities; • Changes in government regulations or our failure to comply with any such regulations; • Additions or departures of key personnel; • Our investments in research and development or other corporate resources; • Announcements of technological innovations or new commercial products by us or our competitors; • Developments in the patents or other proprietary rights owned or licensed by us or our competitors; • The timing of new product introductions; • Actual or anticipated fluctuations in our operating results, including as a result of seasonality in our business, as well as any restatements of previously reported results; • Our ability to effectively and consistently process or manufacture our products and avoid costs associated with the recall of defective or potentially defective products; • Our ability and the ability of our distribution partners to market and sell our products; • Changes in reimbursement for our products or the price for our products to our customers; • Removal of our products from the FSS, or changes in how government accounts purchase products such as ours or in the price for our products to government accounts; • Activities of market participants and investors, including analysts and MIMEDX shareholders; • Material amounts of short-selling of our Common Stock; and • The other risks detailed in this Item 1A. Any unanticipated shortfall in our revenue in any fiscal quarter could have an adverse effect on our results of operations in that quarter. The effect on our net income of such a shortfall could be exacerbated by the relatively fixed nature of most of our costs, which primarily include personnel costs as well as facilities costs. These fluctuations could cause the trading price of our stock to be negatively affected. Our quarterly operating results have varied substantially in the past and may vary substantially in the future, including as a result of seasonality in our business. Price volatility or a decrease in the market price of our Common Stock could have an adverse effect on our ability to raise capital, liquidity, business, financial condition and results of operations. Securities analysts may elect not to report on our common stock or may issue negative reports that adversely affect the stock price. If we fail to attract the coverage of securities analysts, or if securities analysts discontinue covering our common stock, the lack of research coverage may adversely affect the actual and potential market price of our common stock. The trading market for our common stock may be affected in part by the research and reports that industry participants, industry analysts or financial analysts publish about our business. If one or more analysts elect to cover us and then downgrade the stock, the stock price would likely decline rapidly. If one or more of these analysts cease coverage of us, we could lose visibility in the market, which in turn could cause our stock price to decline. Fluctuations in revenue or results of operations could cause additional volatility in our stock price. 36

Any unanticipated shortfall in our revenue in any fiscal quarter could have an adverse effect on our results of operations in that quarter. The effect on our net income of such a shortfall could be exacerbated by the relatively fixed nature of most of our costs, which primarily include personnel costs as well as facilities costs. These fluctuations could cause the trading price of our stock to be negatively affected. Our quarterly operating results have varied substantially in the past and may vary substantially in the future. We do not intend to pay cash dividends on our Common Stock. We have never declared or paid cash dividends on our Common Stock. We currently expect to deploy our capital toward various goals, including the development, operation and expansion of our business, the repayment of debt, and, to the extent authorized by our Board, potential repurchases of our Common Stock. We do not anticipate paying any cash dividends on our Common Stock in the foreseeable future. As a result, capital appreciation, if any, of our Common Stock will be an investor’s only source of potential gain from our Common Stock for the foreseeable future. Our capital allocation decisions, including decisions regarding share repurchases, investments in inorganic opportunities, and other capital allocation activities, may not achieve their intended benefits and could adversely affect our financial condition and stock price. We regularly evaluate opportunities to deploy capital, including investing in our business, pursuing strategic acquisitions, reducing indebtedness, returning capital to shareholders through dividends or share repurchases, or retaining capital for future flexibility. Our capital allocation decisions are subject to significant judgment and are influenced by a number of factors, including market conditions, our financial performance and liquidity, tax considerations, regulatory requirements, and the availability of alternative or inorganic investment opportunities. In February 2026, our Board authorized us to periodically repurchase up to $100.0 million of our common shares (the “Share Repurchase Plan” through February 2028. The Share Repurchase Plan does not obligate the Company to repurchase any number of shares and may be suspended or discontinued at any time. Share repurchases are one method with which we may return capital to stockholders. However, there can be no assurance that any repurchases will enhance long-term shareholder value. Repurchases, if any, may be executed at prices that are higher than the market price of our common stock at a later date, or at times when other uses of capital would have produced greater returns. In addition, repurchases reduce the amount of cash available for other purposes, including investments in organic growth, acquisitions, debt repayment, or other strategic initiatives, which could limit our ability to respond to changing business conditions. In addition, share repurchases may be subject to excise taxes, which could further restrict our ability to deploy capital toward other purposes. Certain provisions of Florida law and anti-takeover provisions in our organizational documents may discourage or prevent a change of control, even if an acquisition would be beneficial to shareholders, which could affect our share price adversely and prevent attempts by shareholders to remove current management. The Florida Business Corporation Act (the “FBCA”) includes several provisions applicable to the Company that may discourage potential acquirors. Such provisions include provisions that: • allow directors to take other stakeholders into account in discharging their duties; • a requirement that certain transactions with a shareholder of 10% or more ownership must be approved by the affirmative vote of two-thirds of the other shareholders unless approved by a majority of the disinterested directors or certain fair price requirements are met; and • voting rights acquired by a shareholder at ownership levels at or above one-fifth, one-third and a majority of voting power are denied unless authorized by the Board prior to such acquisition or by a majority of the other shareholders (excluding interested shares (as defined in the FBCA)). Additionally, our organizational documents contain provisions: • authorizing the issuance of blank check preferred stock; • restricting persons who may call shareholder meetings; • permitting shareholders to remove directors only “for cause” and only by super-majority vote; and • providing the Board with the exclusive right to fill vacancies and to fix the number of directors. These provisions of Florida law and our articles of incorporation and bylaws could negatively affect our share price, prevent attempts by shareholders to remove current management, prohibit or delay mergers or other takeovers or changes of control of the Company and discourage attempts by other companies to acquire us, even if such a transaction would be beneficial to our shareholders. 37

Item 1B. Unresolved Staff Comments There are no unresolved SEC Staff comments with respect to our SEC filings. Item 1C. Cybersecurity We face significant and persistent cybersecurity risks due primarily to the substantial level of harm that could occur to us and our customers were we to suffer impacts of a material cybersecurity incident and our use of third-party products, services and components. We are committed to maintaining robust governance and oversight of these risks and to implementing mechanisms, controls, technologies, and processes designed to help us assess, identify, and manage these risks. While we have not, as of the date of this Annual Report, experienced a cybersecurity threat or incident that resulted in a material adverse impact to our business or operations, there can be no guarantee that we will not experience such an incident in the future. In addition, these threats are constantly evolving, thereby increasing the difficulty of successfully defending against them or implementing adequate preventative measures. We seek to detect and investigate unauthorized attempts and attacks against our network, products, and services, and to prevent their occurrence and recurrence where practicable through changes or updates to our internal processes and tools and changes or updates to our products and services; however, we remain potentially vulnerable to known or unknown threats. We aim to incorporate industry best practices throughout our cybersecurity program. Our cybersecurity strategy focuses on implementing effective and efficient controls, technologies, and other processes to assess, identify, and manage material cybersecurity risks. Our cybersecurity program is designed to be aligned with applicable industry standards and is assessed periodically by independent third parties. We have processes in place to assess, identify, manage and address material cybersecurity threats and incidents. These include, among other things, annual and ongoing security awareness training for employees, mechanisms to detect and monitor unusual network activity and containment and incident response tools. We monitor issues that are internally discovered or externally reported that may affect our business, and have processes to assess those issues for potential cybersecurity impact or risk. We also have a process in place to manage cybersecurity risks associated with third-party service providers. We impose security requirements upon our suppliers, including: maintaining an effective security management program and abiding by information handling and asset management requirements. These processes and response mechanisms are continually assessed for effectiveness, and any new security mechanisms are integrated when business needs arise or industry best practices shift. Our Board of Directors has ultimate oversight of cybersecurity risk, which it manages as part of our enterprise risk management program. That program is utilized in making decisions with respect to company priorities, resource allocations, and oversight structures. The Board of Directors is assisted by the Audit Committee, which regularly reviews our cybersecurity program with management and reports to the Board of Directors. Cybersecurity reviews by the Audit Committee or the Board of Directors generally occur at least annually, or more frequently as determined to be necessary or advisable. Our cybersecurity program is run by the head of our information security department, who reports to our Chief Financial Officer. Our Chief Financial Officer is informed about and monitors prevention, detection, mitigation and remediation efforts through regular communication and reporting from professionals in the information security team, who hold cybersecurity certifications such as a Certified Information Systems Security Professional, and through the use of technological tools and software and results from third party audits. We have an escalation process in place to inform senior management and the Board of Directors of material issues. Item 2. Properties Our corporate headquarters are located in Marietta, Georgia, where we lease office, laboratory, tissue processing and warehouse space. We also lease a facility in Kennesaw, Georgia, which primarily consists of laboratory, tissue processing and warehouse space. Our properties are used for the manufacture of most of the product lines that we sell, as well as office space for operations, quality, and shared service functions. We believe that such properties are suitable and adequate to meet the needs of our business. Item 3. Legal Proceedings The description of the Company’s legal proceedings contained in Note 14, Commitments and Contingencies to our financial statements included in Item 8 is incorporated herein by reference. Item 4. Mine Safety Disclosures Not applicable. PART II 38

Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities Market for Common Stock Our Common Stock trades on The Nasdaq Stock Market under the trading symbol “MDXG.” Holders Based upon information supplied from our transfer agent, there were 760 shareholders of record of our Common Stock as of February 19, 2026. Dividends We have not paid any dividends on our Common Stock since our inception and do not anticipate declaring or paying any cash dividends on our Common Stock in the foreseeable future. Payment of future dividends, if any, will be at the discretion of our Board of Directors and will depend on many factors, including general economic and business conditions, our strategic plans, our financial results and condition, legal requirements and other factors as our Board deems relevant. Stock Performance Graph The following graph compares the cumulative total stockholder return on our Common Stock with the cumulative total stockholder return of the Nasdaq Composite Index and the Russell 2000 Index, for the five year period that commenced on December 31, 2020 and ended December 31, 2025, assuming an investment of $100.00 on December 31, 2020. ASSUMES $100 INVESTED ON DEC. 31, 2020 ASSUMES DIVIDEND REINVESTMENT; NO DIVIDENDS ISSUED BY MIMEDX FISCAL YEAR ENDED DEC. 31, 2025 39

Securities Authorized for Issuance Under Equity Compensation Plans Information about securities authorized for issuance under our equity compensation plans is incorporated herein by reference to Item 12 of Part III of this Annual Report. Recent Sales of Unregistered Securities None. Purchases of Equity Securities by the Issuer and Affiliated Purchasers There were no purchases of the Company’s equity securities made by or on behalf of the Company or any affiliated purchaser (as defined in Rule 10b-18 under the Exchange Act) during the three-month period ended December 31, 2025. 40

Item 6. [Reserved] Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations Executive Summary During 2025, we delivered 20.0% growth in net sales, with broad-based contributions across Wound and Surgical. This growth was driven by a combination of demand for newer Wound products (CELERA™, EMERGE™ and EPIXPRESS®), increasing adoption of Surgical products across a growing number of use cases in the operating room and commercial execution. Operating and financial highlights during the year include: • Fourth quarter and full year 2025 net sales of $118.1 million and $418.6 million, respectively, reflecting 27.1% and 20.0% growth over the fourth quarter and full year 2024, respectively. • GAAP net income for the fourth quarter and full year 2025 of $15.2 million and $48.6 million, respectively. • Featured the Company’s growing body of clinical and scientific evidence at Wound & Surgical-focused industry conferences, including MedStar Georgetown University Hospital’s Diabetic Limb Salvage Conference, Symposium on Advanced Wound Care Spring and Fall meetings, and Digestive Disease Week 2025, among others. • Announced publication of health economics data in Mohs micrographic surgery • Entered into a strategic collaboration with Vaporox, Inc., establishing the ability for the Company to co-promote and co-market its leading placental allograft portfolio alongside Vaporox’s Vaporous Hyperoxia Treatment device • Launched EPIXPRESS® the Company’s next-generation, lyophilized human placental allograft, further expanding the Company’s broad portfolio of advanced wound care products • Announced interim results of its EPIEFFECT® randomized clinical trial, which were published and presented, demonstrating clinical benefit associated with use of EPIEFFECT® when compared to Standard of Care. • Announced publication in the Journal of Inflammation focused on the immunomodulatory effects of Purion® processed human amniotic membrane allografts in vitro. The study, which investigated the influence of MIMEDX DHACM and LHACM products on inflammatory response, demonstrated support of the healing cascade and tissue repair. • Entered into an exclusive U.S. distribution agreement for RegenKit®-Wound Gel with Regen Lab USA, LLC, continuing to broaden the Company’s leading Wound product offering beyond placental allografts. Additionally, at the end of 2025, CMS finalized sweeping changes related to the reimbursement of skin substitutes, which were implemented on January 1, 2026. These changes include: 1) reimbursing skin substitute products uniformly across the HOPD and physician office and associated care settings and 2) capping the reimbursement rate for skin substitutes at $127.14 per square centimeter in these care settings, subject to geographic adjustments. The specific policies were put into effect in the Physician Fee Schedule (“PFS”) and Hospital Outpatient Prospective Payment System (“OPPS”). Overview MIMEDX is a pioneer and leader focused on helping humans heal. With nearly two decades of experience helping clinicians manage chronic and other hard-to-heal wounds, MIMEDX provides a leading portfolio of products for applications in the wound care, burn, and surgical sectors of healthcare. All of our products sold in the United States are regulated by the U.S. Food and Drug Administration (“FDA”). We apply Current Good Tissue Practices (“CGTP”) and other applicable quality standards in addition to terminal sterilization to produce our allografts. Recent Developments On October 31, 2025, CMS issued the final update to Medicare reimbursement for skin substitutes, which was broadly in line with the initial proposed rate (the “2026 Rules”). Effective January 1, 2026, the 2026 Rules revolutionize skin substitute reimbursement by moving away from “Average Sales Price (ASP) +6%” model to a flat, standardized rate of $127.14 per square centimeter, cutting costs by nearly 90%. The change in policy to a flat rate is primarily driven to address skyrocketing expenditures – rising from ~$500 million in 2020 to ~$15 billion in 2025 (a nearly 40-fold increase) and to combat potential fraudulent billing, such as using larger-than-necessary grafts to maximize reimbursement. The increased spending, proliferation of Q-coded skin substitute products, and higher ASPs for these products have been under increased regulatory scrutiny over the last couple of years. In response to these market dynamics, CMS announced the 2026 Rules related to the reimbursement of skin substitutes. The changes under the 2026 Rules include: 1) reimbursing skin 41 substitute products uniformly across the HOPD and physician office and associated care settings, 2) moving the reimbursement rate for skin substitutes from the “ASP+6%” methodology to a flat rate at $127.14 per square centimeter in these care settings, subject to geographic adjustments, and 3) reclassifying some products as “incident-to” supplies under the physician fee schedule and subject to a flat payment rate. This change applies to skin substitutes in three regulatory categories: (1) devices subject to premarket approval (PMA); (2) devices subject to 510(k) clearance; and (3) human cells, tissues and cellular and tissue-based products (HCT/Ps) regulated under Section 361 of the Public Health Service Act (the “PHS Act”). The 2026 Rules were put into effect in the Physician Fee Schedule (“PFS”) and Hospital Outpatient Prospective Payment System (“OPPS”). While there are many unknowns of the 2026 Rules, we may need to tighten inventory management, to minimize losses from expired or unused products and also revisit pricing strategies in light of the new reimbursement model. As to how the 2026 Rules impact clinical practice and physician behavior, it will only become clear as implementation progresses. We anticipate that the 2026 Rules will be a headwind to both Advanced Wound Management sales and profitability in 2026, before any mitigating actions. Our Products Our product portfolio is divided into two categories (1) Wound and (2) Surgical. Our Wound portfolio includes EPIFIX®, EPICORD®, EPIEFFECT®, EPIXPRESS®, CHORIOFIX™, EMERGE™, CELERA™, and RegenKit®-Wound Gel which are marketed for external use across a range of advanced wound applications. EMERGE™, CELERA™, and RegenKit®-Wound Gel are manufactured by third-party suppliers. Our Surgical portfolio includes AMNIOFIX®, AMNIOEFFECT®, AMNIOBURN®, AMNIOCORD®, AXIOFILL®, and HELIOGEN™, which are marketed for use in diverse surgical applications, including lower extremity repair, plastic and reconstructive surgery, vascular procedures, and multiple orthopedic repairs. HELIOGEN™ is manufactured by third-party supplier Regenity Biosciences, Inc. Additionally, in early 2026 we began distributing three additional Surgical Products: G4Derm Plus, NovaForm and Hydrelix to further expand our Surgical product offering. From time to time, we may acquire, manufacture, or market additional Wound or Surgical products in response to market demand or to maintain our competitive position. This discussion, which presents our results for the fiscal years ended December 31, 2025 and 2024, should be read in conjunction with our Consolidated Financial Statements and the accompanying notes. Also, please refer to Part I, Item 1, Business, and Part I, Item 1A, Risk Factors, which include detailed discussions of various items impacting our business, results of operations and financial condition. We intend for this discussion to provide the reader with information that will assist in understanding our financial statements, the changes in certain key items in those financial statements from period to period and the primary factors that accounted for those changes. We also discuss certain performance metrics that management uses to assess the Company's performance. Our Annual Report for the year ended December 31, 2024 (the “2024 Annual Report”) includes a discussion and analysis of our total company financial condition and results of operations for 2024 compared to 2023 in Part II, Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations. Components of and Key Factors Influencing Our Results of Continuing Operations In assessing the performance of our business, we consider a variety of performance and financial measures. We believe the items discussed below provide insight into the factors that affect these key measures. Net sales Our net sales are derived from selling our Wound and Surgical products to a wide range of customers, including hospitals, wound care centers and private physician offices that have clinicians using our suite of products to aid in the management of patients with chronic or hard-to-heal wounds. These customers choose products like ours based upon a variety of factors, including clinical efficacy, customer engagement programs, availability, handling characteristics, reimbursement coverage and payer sources. Net sales are recognized based on the consideration we expect to receive from the sale at the point in time when control of the goods is transferred to the customer. For ship-and-bill sales, this occurs upon transfer of title to the customer. For consignment arrangements, this occurs upon implantation of the product on the end user . Net sales consists of the gross selling price of the product less any discounts, rebates and other customer incentives, fees paid to GPOs, and estimates for sales returns. 42

Cost of goods sold and gross profit Cost of goods sold includes product testing costs, quality assurance costs, personnel costs, manufacturing costs, raw materials and product costs, depreciation, amortization of certain purchased assets and facility costs associated with our manufacturing and warehouse facilities. Fluctuations in our cost of goods sold correspond with the fluctuations in these costs as well as sales volume. Gross profit is calculated as net sales less cost of goods sold. Gross margin is calculated as gross profit divided by net sales. Our gross margin is affected by product and geographic sales mix, realized pricing of our products, the efficiency of our manufacturing operations and the costs of materials used to make our products. Regulatory actions, including with respect to reimbursement for our products, may require costly expenditures or result in pricing pressure, and may decrease our gross profit and gross margin. Selling, general and administrative expense Selling, general and administrative expense consists of both selling and marketing (“S&M”) and general and administrative (“G&A”) expenses. S&M expense includes costs to execute our sales strategy, which includes personnel costs pertaining to our sales force and sales support functions, including salaries, commissions and other incentive compensation, commissions to sales agents, customer support, travel expenses, and bad debt expense. We expect our S&M expense to fluctuate based on revenue fluctuations, geographic changes, and any changes to the size of our headcount, particularly that of our sales and marketing forces. Certain of these costs scale with sales, but can fluctuate depending on sales mix. For example, we pay sales agents a greater commission than our internal sales force, meaning that we could incur greater commission expenses if a greater proportion of our sales are through sales agents. G&A expense reflects costs related to functions which support our business, such as legal, finance, human resources, and other such functions. This includes personnel costs associated with these functions, insurance, and certain professional fees. We expect our G&A expense to fluctuate based on headcount. Research and development expense Research and development expense relates to our investments to expand our product pipeline and platforms, including clinical trials as well as improvements to our manufacturing process and the enhancement of existing products. Our research and development costs also include expenses such as salaries and benefits related to our research departments, consulting costs, advisory costs, and regulatory costs. We expense research and development costs as incurred. Fluctuations in research and development expenses are driven by the timing and cadence of our clinical trials. Investigation, restatement and related (benefit) expense Investigation, restatement and related expense primarily related to legal fees that were advanced to certain former officers and directors of the Company under certain indemnification agreements and our liability from certain legal proceedings that were taken against us. These costs ended during the year ended December 31, 2024. Interest income (expense), net We incur interest expense primarily from stated interest on our outstanding term loan and revolving credit facilities, to the extent such borrowings are outstanding. Interest on these facilities is currently based on the applicable term Secured Overnight Financing Rate (“SOFR”), and fluctuations in SOFR may cause our interest expense to vary. We generate interest income from amounts held in various money market accounts. In addition, interest expense includes the amortization of deferred financing costs and original issue discounts associated with our credit facilities. This amount is presented net of interest income earned through our treasury management activities. Income tax provision We generate tax liability primarily in the United States and in various states in which we have nexus. The basis for our effective tax rate will generally approximate the United States’ federal statutory corporate tax rate (21%) plus a blended state rate, net of any federal benefit. Material deviations from this effective tax rate in each period is generally the result of the periodic effects 43 of certain permanent differences between the book and tax treatment of certain transactions, including windfall or shortfall on vestings of restricted stock awards and limitations on the deduction of executive compensation. Historically, our effective tax rate was, and in the future may be, materially impacted by changes in our valuation allowance recorded against our deferred tax assets.

Results of Continuing Operations for 2025 Compared to 2024

	Year Ended December 31, (in thousands)			
	2025	2024	$ Change	% Change
Net sales	$ 418,630	$ 348,879	$ 69,751	20.0 %
Cost of sales	73,013	60,073	12,940	21.5 %
Gross profit	345,617	288,806	56,811	19.7 %
Selling, general and administrative	266,194	225,087	41,107	18.3 %
Research and development	15,097	12,341	2,756	22.3 %
Investigation, restatement and related	—	(8,698)	8,698	(100.0)%
Amortization of intangible assets	439	765	(326)	(42.6)%
Impairment of intangible assets	—	446	(446)	(100.0)%
Interest income (expense), net	2,933	(1,006)	3,939	nm
Other expense, net	(558)	(565)	7	(1.2)%
Income tax provision expense	(17,684)	(15,296)	(2,388)	15.6 %
Net income from continuing operations	$ 48,578	$ 41,998	$ 6,580	15.7 %

Net Sales

We recorded net sales for the year ended December 31, 2025 of $418.6 million, an increase of $69.8 million, or 20.0%, over net sales for the year ended December 31, 2024 net sales of $348.9 million.

Our sales by product category were as follows (amounts in thousands):

	Year Ended December 31,		% of net sales		Change	
	2025	2024	2025	2024	$	%
Wound	$ 276,326	$ 231,004	66 %	66 %	$ 45,322	19.6 %
Surgical	142,304	117,875	34 %	34 %	24,429	20.7 %
Net sales	$ 418,630	$ 348,879	100 %	100 %	$ 69,751	20.0 %

Net sales in the Wound category were $276.3 million for the year ended December 31, 2025, a $45.3 million, or 19.6% increase, compared to $231.0 million for the year ended December 31, 2024. The increase was primarily driven by sales of the higher priced products EMERGE™, CELERA™, and EPIXPRESS®, partially offset by ongoing commercial challenges and regulatory pressures on pricing and reimbursement, which were consistent with those experienced in the prior year.

Net sales in the Surgical category grew by $24.4 million, or 20.7%, to $142.3 million for the year ended December 31, 2025, compared to $117.9 million for the year ended December 31, 2024. The increase was primarily driven by sales of AMNIOFIX®, AMNIOEFFECT®, and HELIOGEN® across a range of surgical procedures.

Gross Margin and Cost of Sales

Gross margin in 2025 was 82.6%, compared to 82.8% in 2024. The slight decline was driven by lower yield, and manufacturing inefficiencies. These pressures were partially offset by a more favorable product mix, reflecting a greater proportion of higher-price products in the sales portfolio.

Cost of sales for the year ended December 31, 2025 was $73.0 million, an increase of $12.9 million, or 21.5%, compared to $60.1 million for the year ended December 31, 2024. The increase was driven by higher sales volume, and increased manufacturing inefficiencies.

44

Selling, General and Administrative Expense

SG&A expense increased $41.1 million, or 18.3%, to $266.2 million for December 31, 2025, compared to $225.1 million for December 31, 2024. The following table shows the composition of this expense between S&M and general G&A components (amounts in thousands):

	Year Ended December 31,		Change	
	2025	2024	$	%
Selling and marketing	$ 209,681	$ 175,562	$ 34,119	19.4 %
General and administrative	56,513	49,525	6,988	14.1 %
Selling, general and administrative	$ 266,194	$ 225,087	$ 41,107	18.3 %

Sales and marketing expenses increased $34.1 million, or 19.4%, year over year, primarily due to higher commissions driven by increased sales and elevated effective commission rates, along with higher bad debt expense. General and administrative expense increased $7.0 million, or 14.1%, year-over-year, driven by ongoing legal and regulatory disputes, transaction-related costs, and severance costs.

Research and Development Expense

Our research and development ("***R&D***") expense was $15.1 million for the year ended December 31, 2025, compared to $12.3 million for the year ended December 31, 2024. The increase was driven by on-going clinical trials and research studies aimed at strengthening clinical and economic evidence.

Investigation, Restatement and Related Expense

Investigation, restatement, and related expenses for the year ended December 31, 2024 was a benefit of $8.7 million. The benefit resulted from various settlements related to former officers and other related matters during 2024. This was offset by the last material payment towards the resolution of matters stemming from the findings of our historical Audit Committee investigation. These expenses ceased in 2024.

Amortization of Intangible Assets

Amortization expense related to intangible assets for the year ended December 31, 2025 was $0.4 million, compared to $0.8 million for the year ended December 31, 2024.

Impairment of Intangible Assets

There was no impairment for the year ended December 31, 2025, compared to $0.4 million for the year ended December 31, 2024. The impairment of intangible assets in 2024 related to abandoned patents.

Interest Income (Expense), Net

Net interest income (expense) was $2.9 million for the year ended December 31, 2025, compared to $(1.0) million for the year ended December 31, 2024. The favorable increase was primarily driven by improved treasury management. a reduction in outstanding debt, and lower interest rates. Additionally, we recorded a $1.4 million loss on extinguishment of debt in the first quarter of 2024 due to the repayment and termination of a previous loan agreement.

Income Tax Provision

Our effective tax rates for 2025 and 2024 were 26.7% and 26.7%, respectively, on income from continuing operations before income tax provision of $66.3 million and $57.3 million for 2025 and 2024, respectively. The effective tax rate in each period was favorably impacted by vestings of restricted stock, offset by executive compensation deduction limitations.

The income tax provision for the year ended December 31, 2025 reflects the provisions of the One Big Beautiful Bill Act ("***OB3***"). OB3 resulted in a current tax benefit resulting from the utilization of deferred tax assets, primarily relating to the utilization of capitalized research and development expenses, and did not affect our effective tax rate in the year ended December 31, 2025.

45

Liquidity and Capital Resources We require capital for our operating activities, including costs associated with the sale of product through direct and indirect sales channels, research and development activities, compliance costs, costs to sell and market our products, regulatory fees, and legal and consulting fees in connection with ongoing litigation and other matters. We generally fund our operating capital requirements through our operating activities and cash reserves. We expect to use capital to invest in the broadening of our product portfolio, including through potential acquisitions, licensing agreements or other arrangements, the international expansion of our business and certain capital projects. As of December 31, 2025, we had $166.1 million of cash and cash equivalents. Our net working capital at December 31, 2025 was $213.2 million, an increase of $66.9 million from $146.3 million at December 31, 2024. Our current ratio was 4.3 to 1 and 4.2 to 1 as of as of December 31, 2025 and 2024, respectively. We had no borrowings outstanding and $75 million of availability under our Revolving Credit Facility (as defined below). We are currently paying our obligations in the ordinary course of business. We believe that our anticipated cash from operating activities, existing cash and cash equivalents, and available credit under the Citizens Credit Agreement, as defined below, will enable us to meet our operational liquidity needs for the twelve months following the filing date of this Annual Report. Contractual Obligations Contractual obligations associated with ongoing business activities are expected to result in cash payments in future periods. See Item 8, Note 14, Commitments and Contingencies, in the Consolidated Financial Statements for more information regarding our contractual commitments. Citizens Loan Facilities On January 19, 2024, we entered into a Credit Agreement (the “Citizens Credit Agreement”) with a syndicate of banks comprised of Citizens Bank, N.A. as administrative agent (the “Agent”), and Bank of America, N.A. The Citizens Credit Agreement provides for senior secured credit facilities in an aggregate principal amount of up to $95.0 million consisting of: (i) a $75.0 million senior secured revolving credit facility (the “Revolving Credit Facility”) with a $10.0 million letter of credit sublimit and a $10.0 million swingline loan sublimit, and (ii) a $20.0 million senior secured term loan facility (the “Term Loan Facility” and, together with the Revolving Credit Facility, the “Credit Facilities”). All obligations are required to be paid in full on January 19, 2029 (the “Maturity Date”). The Citizens Credit Agreement requires that we comply with certain financial covenants, including a maximum total net leverage ratio and a minimum consolidated fixed charge coverage ratio, as well as other customary restrictive covenants. As of December 31, 2025, we have $18.0 million of principal outstanding on the Term Loan Facility that bears interest at 6.1% and no borrowings outstanding under the Revolving Credit Facility. Share Repurchase Plan In February 2026, the Board authorized us to periodically repurchase up to $100.0 million of our outstanding common stock (the “Share Repurchase Plan”) through February 2028. The timing and amount of repurchases, if any, will depend on a number of factors, including capital requirements for inorganic business development, market conditions, our financial condition, operating results, and other business considerations. Notwithstanding the Share Repurchase Plan, management’s focus remains on executing on our strategic initiatives, including inorganic growth investments. The share repurchase program does not obligate us to repurchase any shares. In connection with the Share Repurchase Plan, we executed an amendment to the Citizens Credit Agreement (“Amendment No. 1”) which allows us to repurchase shares during its term. Amendment No. 1 did not contemplate any other changes to the Citizens Credit Facility. See Item 8, Note 9, Long Term Debt, Net, in the Consolidated Financial Statements for further discussion of our Credit Facilities. Discussion of Cash Flows for 2025 Compared to 2024 Operating Activities from Continuing Operations 46

During the year ended December 31, 2025, net cash provided by operating activities of continuing operations increased $6.9 million to $74.0 million compared to cash provided of $67.1 million for the year ended December 31, 2024. The increase in cash provided by operating activities was primarily as a result of year-over-year increases in net sales, which drove increases in collections from customers. Investing Activities During the year ended December 31, 2025, net cash used in investing activities was $6.9 million, a decrease of $2.7 million compared to $9.6 million for the year ended December 31, 2024. The decline was primarily driven by lower product acquisition costs and reduced capital expenditures in 2025. Financing Activities During the year ended December 31, 2025, net cash used in financing activities was $5.4 million, a decrease of $28.8 million compared to $34.2 million for the year ended December 31, 2024. Cash used in 2025 was primarily driven by stock repurchases to satisfy tax withholding obligations upon vesting of employee equity awards, scheduled principal payments under the Citizens Credit Agreement, and profit-share payments to TELA Bio, Inc. related to HELIOGEN® sales performance. In 2024, cash usage was largely attributable to a $30.0 million repayment under the Revolving Credit Facility, which represented the majority of the financing activities for the year. Critical Accounting Estimates This Management’s Discussion and Analysis of Financial Condition and Results of Operations discusses our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The preparation of these financial statements requires that we make judgments and estimates which may affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. We derive these judgments and estimates on historical experience and other relevant factors which we believe to be reasonable. Actual results may differ from these estimates. Share-Based Compensation Description We measure the fair value of stock options and other stock-based awards granted to employees on the grant date and recognize the assessed fair value as share-based compensation expense over the requisite service period based on the award’s vesting conditions. For awards that contain performance conditions, expense is recognized if, and to the extent that, achievement is considered “probable” of occurring. Judgments and Uncertainties Share-based payment arrangements are measured at fair value on the grant date. The fair value of restricted stock units and performance stock units are generally measured using the last trading price on the grant date. Options are measured using an appropriate option pricing model using inputs applicable as of the grant date. In each case, the grant date fair value is adjusted for the presence of any market conditions. Subsequent to the determination of fair value, we recognize expense to the extent we evaluate that performance conditions associated with share-based payment arrangements are probable of occurring. We determine probable performance based on actual performance to date, internally-developed budgets and forecasts for periods covered by the relevant performance condition, and other evidence deemed relevant to this determination. We re-evaluate our probability assessments at least quarterly, with any revisions reflected as a cumulative adjustment to expense. Because of the cumulative nature of adjustments, they could significantly impact our results of operations. Sensitivity of Estimate to Change As of December 31, 2025, all outstanding performance stock unit awards vest on the basis of stipulated revenue targets in addition to continued employment. Cumulative expense recognized for unvested performance stock unit awards was $7.6 million as of December 31, 2025. This was based on the grant-date fair value of each award, the portion of the relevant vesting period that has elapsed and our assessment of the extent to which the vesting conditions are considered probable for each award. 47

If it is subsequently determined that the performance conditions associated with the performance stock unit awards are no longer probable of being met, or performance conditions which were determined to be probable of occurring do not actually occur, we could reflect a benefit of up to this amount in the period such determination is made. Furthermore, if probable levels of achievement are later determined to be greater, or actual achievement exceeds the level of achievement assessed as probable, we could record increases to expense to reflect this level of achievement. As of December 31, 2025, a revision of expense to reflect the maximum hypothetical attainment of all unvested performance stock units would result in a $17.1 million increase to expense. The amount of any incremental expense recognition or reversal will depend on the magnitude and timing of such change in estimate. Net Sales Description We record estimates for returns and allowances as a reduction to net sales based on our expectation for such returns. Judgments and Uncertainties We sell our products to individual customers and independent distributors (collectively referred to as “customers”). Customers obtain and use products either through ship and bill sales or consignment arrangements. We recognize revenue as performance obligations are fulfilled, which generally occurs upon the shipment of product to customers for ship and bill sales or upon implantation for consignment sales. We recognize revenue based on net consideration we expect to receive from the sale. This consists of the gross selling price of the product, less any discounts, rebates, fees paid to GPOs, and an expectation for sales returns. We maintain a return policy that allows our customers to return product for any reason within 30 days of sale, and to return product that is damaged or non-conforming, ordered in error, or due to recall at any time. We derive an expectation for product returns based on historical return patterns and other discrete factors which influence return activity, such as changes in our regulatory environment, product recalls, changes in reimbursement rates, changes in reimbursement eligibility and rules, and other factors. Determinations involving other factors are based on our estimates for product at customer sites that are eligible for return. Additions or reversals to our return allowance, as determined necessary, are accounted for prospectively and recorded as a decrease or increase to net sales, respectively. Actual returns are recorded against the recorded accrual. Sensitivity of Estimate to Change We have accrued $2.4 million for sales returns as of December 31, 2025. Changes in return patterns or unforeseen changes in reimbursement policy, regulations or product recalls could cause returns significantly in excess of this estimate. Income Taxes Description We have $19.9 million of net deferred tax assets to defray future tax liability. We record a valuation allowance to offset our gross deferred tax asset to the extent that realization of these assets is not “more likely than not.” Judgments and Uncertainties Deferred income taxes arise from temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements. Transactions which result in lower taxable income in the future give rise to deferred tax assets. GAAP requires that the net balance of deferred tax assets reflect the extent of utilization which is ‘more likely than not’. This is accomplished through a valuation allowance recorded against gross deferred tax assets. We evaluate our ability to recover deferred tax assets based on projected future taxable income, scheduled reversals of deferred tax liabilities, tax planning strategies, and our recent operating results. Judgment is required to determine whether the totality of this evidence suggests that we can recover our deferred tax assets in the future. Any changes to the valuation allowance are reflected in the period identified as a component of income tax provision expense. Sensitivity of Estimate to Change 48

As of December 31, 2025, we had $0.3 million in valuation allowance recorded against our gross deferred tax assets balance of $19.9 million. The amount and extent of the valuation allowance may change due to changes in tax law, a revision to our expectation regarding taxable income in the future, taxable income generated in a period in which we had not previously anticipated taxable income, a change in scheduled reversals of deferred tax liabilities, and other changes. Recently Adopted Accounting Pronouncements See Item 8, Note 2, Significant Accounting Policies, in the Consolidated Financial Statements for recently adopted accounting pronouncements. Item 7A. Quantitative and Qualitative Disclosures About Market Risk The Company is primarily exposed to fluctuations in U.S. interest rates and their impact on the Company’s money market accounts and Term Loan Facility. Increases in interest rates will negatively affect the fair value of the Company’s money market accounts and increase the interest expense on the Company’s Term Loan Facility. We do not hedge against interest rate risk. As part of our treasury management strategy, we hold non-operating cash in money market accounts to generate interest income. The interest on these accounts fluctuates with the general market for interest rates. The interest rate on our Term Loan Facility is currently determined quarterly based on the applicable Term SOFR. The following table sets forth annualized impacts on the Company’s interest income or expense that a 100 basis point change in the relevant interest rate would have on each of the Company’s material interest-bearing financial instruments as of December 31, 2025 (in thousands): Financial Instrument Prevailing Rate Hypothetical Rate Change Impact of Rate Change Money market accounts Market interest rates 100 basis points decrease $ (1,507) Term Loan Facility Term SOFR 100 basis points increase (180) 49

Item 8. Financial Statements and Supplementary Data Index to Financial Statements Report of Deloitte & Touche LLP, Independent Registered Public Accounting Firm (PCAOB ID: 34) F- 2 Consolidated Balance Sheets – As of December 31, 2025 and 2024 F- 4 Consolidated Statements of Operations – For the years ended December 31, 2025, 2024 and 2023 F- 5 Consolidated Statements of Cash Flows – For the years ended December 31, 2025, 2024 and 2023 F- 6 Consolidated Statements of Stockholders’ Equity – For the years ended December 31, 2025, 2024 and 2023 F- 7 Notes to Consolidated Financial Statements F- 8 F- 1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM To the shareholders and the Board of Directors of MiMedx Group, Inc. Opinion on the Financial Statements We have audited the accompanying consolidated balance sheets of MiMedx Group, Inc. and subsidiaries (the "Company") as of December 31, 2025 and 2024, the related consolidated statements of operations, stockholders' equity (deficit), and cash flows, for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America. We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 25, 2026, expressed an unqualified opinion on the Company's internal control over financial reporting. Basis for Opinion These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion. Critical Audit Matter The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates. Net Sales - Revenue Recognition — Refer to Note 2 in the financial statements Critical Audit Matter Description The Company sells its products primarily to individual customers and independent distributors (collectively referred to as “customers”). Customers obtain and use products either through ship and bill sales or consignment arrangements. Under ship and bill arrangements, the Company retains possession of the product until the customer submits an order and the product ordered is shipped to the customer. Under consignment arrangements, the customer takes possession of the product, but the Company retains title until the implantation, or application of the Company’s product to the end user. The Company recognizes revenue as performance obligations are fulfilled, which generally occurs upon the shipment of product to the customers for ship and bill orders or upon implantation for consignment sales. We identified the timing of revenue recognition for ship and bill and consignment sales at or near year end as a critical audit matter because of the judgments involved in evaluating that the performance obligations are fulfilled. This required a higher degree of audit effort and auditor judgment when performing audit procedures and evaluating the results of these procedures. F-2

How the Critical Audit Matter Was Addressed in the Audit Our audit procedures related to the timing of revenue recognition transactions included the following, among others: • We tested the effectiveness of controls over the recognition of ship and bill and consignment sales at or near year end. • We created data visualizations using a detail of all revenue transactions and evaluated trends in the transactional revenue data with emphasis on activity at or near year end. • We evaluated and tested corollary relationships between revenue and related accounts. • We evaluated the appropriateness and consistency of the methods and assumptions utilized by management to estimate consignment revenue. • We tested a sample of consignment revenue transactions accrued as of year-end and evaluated whether the transactions were recorded in the correct period. • We tested a sample of ship and bill revenue transactions close to period end by agreeing the amounts recognized to source documents and evaluating whether the transaction was recorded in the correct period. • We tested a sample of sale refunds issued after year end by agreeing to documents supporting the authorization for the issuance of the refund and evaluating if the refund was recorded in the correct period. /s/ Deloitte & Touche LLP Atlanta, Georgia February 25, 2026 We have served as the Company's auditor since 2021. F-3

MIMEDX GROUP, INC. AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS (in thousands, except share data) December 31, 2025 2024 ASSETS Current assets: Cash and cash equivalents $ 166,121 $ 104,416 Accounts receivable, net 75,707 55,828 Inventory 25,340 23,807 Other current assets 10,303 7,835 Total current assets 277,471 191,886 Property and equipment, net 4,713 5,944 Deferred tax assets 19,596 28,306 Goodwill 19,441 19,441 Intangible assets, net 14,158 11,626 Other assets 7,274 6,712 Total assets $ 342,653 $ 263,915 LIABILITIES AND STOCKHOLDERS’ EQUITY Current liabilities: Current portion of long term debt $ 1,500 $ 1,000 Accounts payable 14,528 7,409 Accrued compensation 31,065 23,667 Accrued expenses 11,383 9,012 Other current liabilities 5,790 4,507 Total current liabilities 64,266 45,595 Long term debt, net 16,467 17,830 Other liabilities 5,372 7,383 Total liabilities $ 86,105 $ 70,808 Stockholders’ equity Common stock; $.001 par value; 250,000,000 shares authorized, 148,093,920 issued and outstanding at December 31, 2025 and 146,932,032 issued and outstanding at December 31, 2024 148 147 Additional paid-in capital 299,081 284,219 Accumulated deficit (42,681) (91,259) Total stockholders’ equity 256,548 193,107 Total liabilities and stockholders’ equity $ 342,653 $ 263,915 See notes to the consolidated financial statements. F-4

MIMEDX GROUP, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF OPERATIONS (in thousands, except share and per share data) Year Ended December 31, 2025 2024 2023 Net sales $ 418,630 $ 348,879 $ 321,477 Cost of sales 73,013 60,073 54,634 Gross profit 345,617 288,806 266,843 Operating expenses: Selling, general and administrative 266,194 225,087 211,124 Research and development 15,097 12,341 12,665 Investigation, restatement and related — (8,698) 5,176 Amortization of intangible assets 439 765 762 Impairment of intangible assets — 446 — Operating income 63,887 58,865 37,116 Other income (expense), net Interest income (expense), net 2,933 (1,006) (6,457) Other expense, net (558) (565) (26) Income from continuing operations before income tax 66,262 57,294 30,633 Income tax provision (expense) benefit from continuing operations (17,684) (15,296) 36,806 Net income from continuing operations 48,578 41,998 67,439 Income (loss) from discontinued operations, net of tax — 421 (9,211) Net income $ 48,578 $ 42,419 $ 58,228 Net income available to common stockholders from continuing operations $ 48,578 $ 41,998 $ 55,796 Basic net income (loss) per common share: Continuing operations $ 0.33 $ 0.29 $ 0.48 Discontinued operations — — (0.08) Basic net income per common share: $ 0.33 $ 0.29 $ 0.40 Diluted net income (loss) per common share: Continuing operations $ 0.32 $ 0.28 $ 0.43 Discontinued operations — — (0.06) Diluted net income (loss) per common share: $ 0.32 $ 0.28 $ 0.37 Weighted average common shares outstanding - basic 147,793,069 146,979,354 116,495,810 Weighted average common shares outstanding - diluted 149,724,507 149,049,197 145,962,462 See notes to the consolidated financial statements. F-5

MIMEDX GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (in thousands)

	Year Ended December 31,		
	2025	2024	2023
Cash flows from operating activities:			
Net income from continuing operations	$ 48,578	$ 41,998	$ 67,439
Adjustments to reconcile net income from continuing operations to net cash flows provided by operating activities from continuing operations:			
Share-based compensation	16,396	16,933	16,959
Depreciation and amortization	14,881	6,041	3,427
Deferred income taxes	8,710	12,472	(37,802)
Credit loss expense	6,515	595	1,449
Non-cash lease expenses	1,262	1,310	1,268
Shares received in settlement of litigation	—	(9,300)	—
Loss on extinguishment of debt	—	1,401	—
Other	641	1,112	613
Increase (decrease) in cash resulting from changes in:			
Accounts receivable	(26,394)	(2,552)	(12,237)
Inventory	(1,533)	(2,357)	(7,838)
Other assets	(8,818)	(352)	1,252
Accounts payable	2,119	(1,410)	783
Accrued compensation	8,986	2,896	1,829
Accrued expenses	2,371	(789)	(1,708)
Other liabilities	289	(870)	(497)
Net cash flows from operating activities of continuing operations	74,003	67,128	34,937
Net cash flows used in operating activities of discontinued operations	—	(930)	(8,162)
Net cash flows provided by operating activities	74,003	66,198	26,775
Cash flows from investing activities:			
Cash paid for acquisitions	(3,764)	(7,862)	—
Purchases of equipment	(1,033)	(1,683)	(1,987)
Other investments	(2,089)	(38)	(168)
Net cash flows used in investing activities	(6,886)	(9,583)	(2,155)
Cash flows from financing activities:			
Stock repurchased for tax withholdings on vesting of restricted stock	(3,118)	(2,641)	—
Cash paid for Profit Share Payment (Note 14)	(1,294)	(80)	—
Proceeds from Citizens Revolving Credit Facility	—	30,000	—
Proceeds from Citizens Term Loan	—	19,783	—
Prepayment premium on previous term loan	—	(500)	—
Deferred financing cost	—	(1,101)	—
Repayment of previous term loan	—	(50,000)	—
Repayment of Citizens Revolving Credit Facility	—	(30,000)	—
Principal payments on Citizens Term Loan Facility	(1,000)	(1,000)	—
Proceeds from exercise of stock options	—	1,397	997
Repurchase of Series B Preferred Shares	—	—	(9,515)
Other	—	(57)	(52)
Net cash flows used in financing activities	(5,412)	(34,199)	(8,570)
Net change in cash	61,705	22,416	16,050
Cash and cash equivalents, beginning of period	104,416	82,000	65,950
Cash and cash equivalents, end of period	$ 166,121	$ 104,416	$ 82,000

See notes to the consolidated financial statements.

F-6

MIMEDX GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

(in thousands, except share data)

	Common Stock		Additional Paid-in	Treasury Stock		Accumulated	
	Shares	Amount	Capital	Shares	Amount	Deficit	Total
Balance at December 31, 2022	113,705,447	$ 114	$ 173,804	—	$ —	$ (191,906)	$ (17,988)
Share-based compensation expense	—	—	17,178	—	—	—	17,178
Restricted stock shares canceled/forfeited	—	—	378	90,367	(378)	—	—
Exercise of stock options	130,129	—	885	(17,032)	112	—	997
Employee stock purchase plan	444,809	—	1,367	—	—	—	1,367
Issuance of restricted stock	2,185,604	2	(268)	(73,335)	266	—	—
Repurchase of Series B Preferred Stock	—	—	(4,935)	—	—	—	(4,935)
Conversion of Series B Preferred Stock	29,761,650	30	87,840	—	—	—	87,870
Net income	—	—	—	—	—	58,228	58,228
Balance at December 31, 2023	146,227,639	$ 146	$ 276,249	—	$ —	$ (133,678)	$ 142,717
Share-based compensation expense	—	—	16,933	—	—	—	16,933
Employee stock purchase plan	245,640	—	1,582	—	—	—	1,582
Exercise of stock options	207,686	—	1,397	—	—	—	1,397
Shares received in settlement of litigation	(1,200,000)	(1)	(9,299)	—	—	—	(9,300)
Issuance of restricted stock, net	1,451,067	2	(2,643)	—	—	—	(2,641)
Net income	—	—	—	—	—	42,419	42,419
Balance at December 31, 2024	146,932,032	$ 147	$ 284,219	—	$ —	$ (91,259)	$ 193,107
Issuance of restricted stock, net	882,093	1	(3,119)	—	—	—	(3,118)
Share-based compensation expense	—	—	16,396	—	—	—	16,396
Employee stock purchase plan	279,795	—	1,585	—	—	—	1,585
Net income	—	—	—	—	—	48,578	48,578
Balance at December 31, 2025	148,093,920	$ 148	$ 299,081	—	$ —	$ (42,681)	$ 256,548

See notes to the consolidated financial statements.

F-7

MIMEDX GROUP, INC. AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS 1. Nature of Business MiMedx Group, Inc. (together with its subsidiaries, except where the context otherwise requires, “MIMEDX,” or the “Company”) is a pioneer and leader focused on helping humans heal. With nearly two decades of experience helping clinicians manage chronic and other hard-to-heal wounds, MIMEDX provides a leading portfolio of products for applications in the wound care, burn, and surgical sectors of healthcare. The Company’s vision is to be the leading global provider of healing solutions through relentless innovation to restore quality of life. All of the Company’s products sold in the United States are regulated by the United States Food and Drug Administration (“FDA”). The Company’s product portfolio and product development focuses on Wound and Surgical markets. The Company’s business is focused primarily on the United States of America but the Company also has a growing commercial presence in several international locations, including Japan. 2. Significant Accounting Policies Principles of Consolidation The consolidated financial statements include the accounts of MiMedx Group, Inc. and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated upon consolidation. Reclassifications Certain prior period amounts in the consolidated financial statements and accompanying notes have been deemed immaterial and reclassified to conform to the current period’s presentation. Use of Estimates The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported consolidated statements of operations during the reporting period. Actual results could differ from those estimates. Significant estimates include estimated useful lives and potential impairment of property and equipment, estimates of impairment for goodwill and intangible assets, estimates of useful lives for intangible assets, estimates of loss for contingent liabilities, estimate of allowance for credit losses, estimates of fair value of share-based payment awards, estimates of the probable level of achievement of performance conditions associated with the vesting of share-based payment awards, estimates of returns and allowances, estimate of fair value of the remaining Profit Share Payments (as defined below), determination of fair value of hybrid instruments valued under the Fair Value Option, and valuation of deferred tax assets. Segment Reporting The application of GAAP requires the use of the “management approach” model for segment reporting. The management approach model is based on the way a company’s chief operating decision maker (“CODM”) organizes segments within the Company for which separate financial information is available regarding resource allocation and assessing performance. The Company has concluded that its Chief Executive Officer (“CEO”) is its CODM. The Company reassesses the existence of operating segments when facts and circumstances suggest that there may have been a change in the way that the Company is managed. The Company assessed that the CODM assesses performance and resources as one reportable segment. Refer to Note 16, Segment Information, for further discussion. Cash and Cash Equivalents Cash and cash equivalents include cash held at various banks. The Company considers all highly-liquid investments purchased with an original maturity of three months or less at the date of purchase and funds held in money market accounts to be cash equivalents. F-8

Market Concentrations and Credit Risk The Company places its cash and cash equivalents on deposit with U.S.-based financial institutions. The U.S. Federal Deposit Insurance Corporation (“FDIC”) provides insurance coverage for deposits up to $250,000 for substantially all depository accounts. As of December 31, 2025 and 2024, the Company had cash and cash equivalents of $165.9 million and $103.7 million, respectively, in excess of the insured amounts in three depository institutions. Accounts Receivable Accounts receivable represent amounts due from customers for which revenue has been recognized. Generally, the Company does not require collateral or any other security to support its receivables. Accounts receivable is presented net of the Company’s allowance for credit losses. The allowance for credit losses is calculated based on the Company’s current expectations for credit losses, which is generally informed by historical collection patterns. The Company’s policy to reserve for potential bad debts based on the age of the individual receivable and the character of the customer, as well as customer-specific qualitative factors, such as bankruptcy proceedings. The Company manages credit risk by routinely performing credit checks on customers prior to sales. Individual receivables are written off after all reasonable efforts to collect the funds have been made. Actual write-offs may differ from the amounts reserved. Inventory Inventory is valued at the lower of cost or net realizable value. Costs of inventory sold are recognized using the first–in, first- out (“FIFO”) method. Inventory manufactured by the Company is tracked through raw material, work-in-process, and finished goods stages as the product progresses through various production steps and stocking locations. Labor and overhead costs are absorbed through the various production processes up to when the work order closes. Inventory purchased from third-party manufacturers is included in finished goods inventory. Historical yields and normal capacities are utilized in the calculation of production overhead rates. Inventory is written down to the lower of cost or net realizable value to reflect slow-moving inventory as well as inventory no longer needed due to diminished demand or regulatory action. Property and Equipment Property and equipment are recorded at cost and depreciated on a straight-line method over their estimated useful lives, principally three to seven years. Leasehold improvements are depreciated on a straight-line method over the shorter of the estimated useful lives and the remaining lease term. Intangible Assets, Net Intangible assets are assets which lack physical substance and (a) grant the Company with a legal right or (b) are capable of being separated and sold. Intangible assets acquired outside of a business combination are capitalized based on the cost to acquire the assets, allocated pro rata based on the fair value of the individual assets acquired. Any contingent consideration issued in connection with an acquisition of assets is capitalized at the time at which all contingencies regarding its payment are resolved. The Company amortizes the capitalized cost of finite-lived intangible assets over a period generally reflective of the anticipated contributions to cash flow generation. Amortization of intangible assets is recorded as part of cost of sales or operating expenses in the consolidated statements of operations depending on the nature of the underlying intangible asset and the manner that it supports the Company’s operations. Impairment of Long-lived Assets The Company evaluates the recoverability of its long-lived assets (property, equipment, right of use, and intangible assets with finite lives) whenever adverse events or changes in business climate indicate that the expected undiscounted future cash flows from the related assets may be less than their carrying amounts. When a situation arises which results in a conclusion that it is more likely than not that an asset is not recoverable, the Company estimates cash flows expected to be derived from the continuing use and eventual disposition of the asset. If the sum of those undiscounted cash flows does not exceed the net book value of the asset, the Company estimates the fair value of the asset. Impairment loss is recorded to the extent that the net book value exceeds the fair value of the asset. F-9

Impairment reviews are based on an estimated future cash flow approach that requires significant judgment with respect to future revenue and expense growth rates, selection of appropriate discount rate (as applicable), asset groupings, and other assumptions and estimates. The Company uses estimates that are consistent with its business plans and a market participant view of the assets being evaluated. Actual results may differ from these estimates. Goodwill and Indefinite-lived Intangible Assets The Company assesses goodwill for impairment at least annually on October 1 and more frequently whenever events or substantive changes in circumstances indicate that it is more likely than not that goodwill is impaired. In performing the goodwill impairment test, the Company first assesses qualitative factors to determine the existence of impairment. If the qualitative factors indicate that the carrying value of a reporting unit exceeds its fair value, the Company proceeds to a quantitative test to measure the existence and amount, if any, of goodwill impairment. The Company may also choose to bypass the qualitative assessment and proceed directly to the quantitative test. In performing the quantitative test, impairment loss is recorded to the extent that the carrying value of the reporting unit exceeds its assessed fair value. The Company determines the fair value of reporting units using the income and market approaches, as applicable. Under the income approach, the fair value of a reporting unit is the present value of its future cash flows as viewed from the lens of a hypothetical market participant in an orderly transaction. These future cash flows are derived from expectations of revenue, expenses, tax deductions and credits, working capital flows, capital expenditures, and other projected sources and uses of cash, as applicable. Value indications are developed by discounting expected cash flows to their present value using a discount rate commensurate with the risks associated with the reporting unit subject to testing. Under the market approach, the Company uses market multiples derived from various comparable companies based on measures salient to investors in those companies. Impairment loss is recorded to the extent the carrying value of a reporting unit exceeds the fair value. No impairment loss is recognized if the fair value of the reporting unit exceeds the carrying value. Leases The Company determines if a contract is, or contains, a lease at inception. Leases provide the Company with the right to control an underlying asset for a contractual term, subject to certain renewal and other rights, in exchange for a series of stipulated cash flows. Right of use (“ROU”) assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. Lease assets and liabilities are recognized at the lease commencement date based on the estimated present value of lease payments over the lease term. The Company calculates the present value of lease payments by discounting the lease payments using the Company’s incremental borrowing rate for a collateralized or secured borrowing over a term equivalent to that of the lease. Lease payments that vary according to an index or rate are measured using the index or rate at lease inception. The lease term and applicable payments include options to extend or terminate the lease when it is reasonably certain that the Company will exercise such options. This determination is reassessed as new information arises and is accounted for prospectively. As an accounting policy election, the Company does not capitalize leases having initial terms of 12 months or fewer. The Company has made an accounting policy election not to separate lease components from non-lease components in the event that the agreement contains both. Modifications to existing leases are recognized on the modification date. In such cases, the lease liability is remeasured based on the estimated present value of lease payments from the modification date. The difference between the lease liability immediately before and immediately after lease modification is reflected as an equal and offsetting adjustment to the associated ROU asset. Operating lease right of use assets and the related liabilities are included in other assets, other current liabilities, and other liabilities, respectively, in the consolidated balance sheets. Lease expense associated with operating leases is recognized, straight-line, over the lease term. The Company does not recognize interest expense from operating lease liabilities. The Company did not have any finance lease assets or liabilities as of December 31, 2025 or 2024. Treasury Stock Except for shares retired by the Company upon repurchase, shares repurchased by the Company are recorded as treasury stock at the cost to acquire such shares. Subsequent issuances of shares held in treasury are assumed to be released on a FIFO basis. During 2025 and 2024, all shares repurchased were retired. F-10

Contingencies The Company is or has been subject to various patent challenges, product liability claims, government investigations, former employee matters, and other legal proceedings. See Note 14, Commitments and Contingencies, for discussion of material matters. Legal fees and other expenses related to litigation are expensed as incurred and included in selling, general and administrative expenses or, prior to 2025, investigation, restatement and related expenses in the consolidated statements of operations, depending on the nature of the matter. The Company records an accrual for settlement costs and other contingencies in the consolidated financial statements when the Company determines that a loss is both probable and reasonably estimable. Subsequent revisions to the Company’s accrual are made as new information emerges and are accounted for prospectively. The Company discloses all ongoing legal matters for which a loss is reasonably possible, regardless of whether an estimate can be reasonably determined. Due to the fact that legal proceedings and other contingencies are inherently unpredictable, the Company’s estimates of the probability and amount of any such liabilities involve significant judgment regarding future events. The actual costs of resolving a claim may be substantially different from the amount of reserve the Company recorded. The Company records a receivable from its insurance carriers only when the resolution of any dispute has been reached and realization of the amounts equal to the potential claim for recovery is considered probable. Any recovery of an amount in excess of the related recorded contingent loss will be recognized only when all contingencies relating to recovery have been resolved. Revenue Recognition The Company sells its products primarily to individual customers and independent distributors (collectively referred to as “customers”). Customers obtain and use products either through ship and bill sales or consignment arrangements. Under ship and bill arrangements, the Company retains possession of the product until the customer submits an order. Upon approval of the sales order, the Company ships product to the customer and invoices them for the product sold. Under consignment arrangements, the customer takes possession of the product, but the Company retains title until the implantation or application of the Company’s product to the end user. The Company recognizes revenue as performance obligations are fulfilled, which generally occurs upon the shipment of product to the customers for ship and bill orders or upon implantation for consignment sales. Revenue is recognized based on the consideration the Company expects to receive from the sale. This consists of the gross selling price of the product, less any discounts, rebates or other amounts paid to customers, fees paid to Group Purchasing Organizations (“GPOs”), and returns (collectively, “deductions” or “sales deductions”). Gross selling price is a standard set by the Company for all customers unless a contract governing the sale provides for a specified price. Sales deductions are specified in individual contracts with customers. The Company estimates the total sales deductions which a specific customer will achieve over the relevant term and applies the reduction to sales as they are made throughout the period. Sales deductions owed to customers and other parties are accrued and recorded in accrued expenses on the consolidated balance sheets. The Company acts as the principal in all of its customer arrangements and records revenue on a gross basis. Shipping is considered immaterial in the context of the overall customer arrangement, and damages or loss of goods in transit are rare. Therefore, shipping is not deemed a separately recognized performance obligation and the Company has elected to treat shipping costs as activities to fulfill the promise to transfer the product. The Company maintains a returns policy that allows its customers to return product that is damaged or non-conforming, ordered in error, or due to a recall. The estimate of the provision for returns is based upon historical return activity, including discrete events which could cause or have historically caused changes in return patterns. The Company’s payment terms for customers are typically 30 to 60 days from receipt of title of the goods. Cost of Sales Cost of sales includes all costs directly related to bringing the Company’s products to their final selling destination. Amounts include direct and indirect costs to manufacture products including raw materials, personnel costs and direct overhead expenses necessary to convert collected tissues into finished goods, costs to acquire product from third-party manufacturers, product testing costs, quality assurance costs, facility costs associated with the Company’s manufacturing and warehouse facilities, including depreciation, amortization of certain intangible assets, freight charges, costs to operate equipment and other shipping and handling costs for products shipped to customers. F-11

The Company obtains raw material in the form of human placenta donations from participating mothers who give birth via scheduled Caesarean section. Research and Development Costs Research and development costs consist of direct and indirect costs associated with the development of the Company’s technologies. These expenses generally represent costs associated with the Company’s clinical trials as well as costs associated with new product development and pilot production. These costs are expensed as incurred. Advertising Expense Advertising expense consists primarily of print media promotional materials. Advertising costs are expensed as incurred. Advertising expense for the year ended December 31, 2025, 2024, and 2023 was $0.5 million, $0.6 million, and $0.6 million respectively. Income Taxes Income tax provision, deferred tax assets and liabilities, and liabilities for unrecognized tax benefits reflect management’s best assessment of estimated current and future taxes to be paid. The Company is subject to income taxes in the United States and numerous states. Deferred income taxes arise from temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, which will result in taxable or deductible amounts in the future. The Company recognizes deferred tax assets to the extent that it believes these assets are more likely than not to be realized. The Company evaluates the realizability of its deferred tax assets quarterly. In evaluating the Company’s ability to recover its deferred tax assets within the jurisdiction from which they arise, management considers all available positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax-planning strategies, results of recent operations, and changes in tax laws. In projecting future taxable income, the Company begins with historical results and incorporates assumptions about the amount of future state and federal pretax operating income adjusted for items that do not have tax consequences. The assumptions about future taxable income require significant judgment and are consistent with the plans and estimates the Company uses to manage the underlying business. In evaluating the objective evidence that historical results provide, management considers three years of cumulative income exclusive of items that will not recur, such as discontinued operations. The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined on the basis of the differences between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in the tax provision expense (benefit) in the period that includes the enactment date. The calculation of income tax liabilities involves uncertainties in the application of complex tax laws and regulations both for U.S. federal income tax purposes and across numerous state jurisdictions. Accounting Standards Codification (“ASC”) Topic 740, Income Taxes, states that a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, on the basis of the technical merits. The Company records unrecognized tax benefits within other current liabilities on the consolidated balance sheets and adjusts these liabilities when management’s judgment changes as a result of the evaluation of new information not previously available. Because of the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from management’s current estimate of the unrecognized tax benefit liabilities. These differences will be reflected as increases or decreases to the deferred tax asset or income tax expense in the period in which new information is available. The Company records uncertain tax positions on the basis of a two-step process whereby (1) it determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position, and (2) for those tax positions that meet the more-likely-than-not recognition threshold, it recognizes the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company recognizes interest and penalties related to unrecognized tax benefits within the income tax expense line in the consolidated statements of operations. Accrued interest and penalties, if any, are included within the other liabilities line in the consolidated balance sheets and recorded as a component of income tax expense. F-12

Share-based Compensation The Company grants share-based awards to employees and members of the Company’s Board of Directors (the “Board”). Awards to employees and the Board are generally made annually. Grants are issued outside of the annual cadence for certain new hires, promotions, and other events. The Company has two share-based compensation plans which provide for the granting of equity awards, including qualified incentive and non-qualified stock options and restricted stock awards. The Company has three types of awards to employees and directors that are outstanding as of December 31, 2025: restricted stock units (“RSUs”), performance stock units (“PSUs”), and stock options. The amount of expense to be recognized is determined by the fair value of the award using inputs available as of the grant date. The basis of fair value for RSUs and PSUs is the closing stock price on the date of the grant. The fair value of stock options is determined based on an appropriate option pricing model using inputs available as of the grant date, generally using a Black- Scholes model. In each case, the fair value is adjusted for the presence of a market condition using an appropriate pricing model. For awards with service-based vesting conditions only, the Company recognizes the grant date fair value as share-based compensation expense on a straight-line basis through the vesting date of the last tranche of the award. For awards which are subject to a condition other than a service condition, the Company recognizes stock-based compensation expense using the graded-vesting method, treating each tranche as if it were a separately-granted award and recognizing expense through the vesting date of each individual tranche. In each case, the Company recognizes share-based compensation expense to the extent that vesting is “probable.” The Company recognizes the cumulative effect of changes in the probable outcome of an award in the period in which the changes occur. The resolution of a market condition is not subsequently considered in expense recognition. Consequently, the Company could recognize expense for awards that do not ultimately vest. Basic and Diluted Net Income per Common Share Basic net income per common share is calculated as net income from continuing operations available to common stockholders divided by weighted average common shares outstanding for the applicable period. Net income from continuing operations available to common stockholders is calculated by adjusting net income for dividends on the Company’s historical Series B Convertible Preferred Stock (“Series B Preferred Stock”), which fully converted during 2023. This amount is divided by the weighted average common shares outstanding during the period. Weighted average common shares outstanding is calculated as shares of the Company outstanding adjusted for the portion of the period for which they are outstanding. Unvested non-option share awards are excluded from the calculation of weighted average common shares outstanding until they have vested. Unexercised stock options are excluded from the calculation of weighted average common shares outstanding until they are exercised. Diluted net income per common share adjusts basic net income per common share for convertible securities, options, equity incentive awards, and other share-based payment awards which have yet to vest and vest only upon the satisfaction of a service condition. Equity incentive awards and options that are subject to a performance or market condition are included only if the performance or market condition would be satisfied if the end of the applicable period were the end of the performance period. In any case, these adjustments are reflected in the calculation of diluted net income per common share to the extent that they reduce basic net income from continuing operations per common share. Basic and diluted net income (loss) per common share from discontinued operations is evaluated using the same denominator as basic and diluted net income per common share from continuing operations even if the dilutive adjustments are antidilutive to the calculation of the former. The Company used the if-converted method to calculate the dilutive effect of the historical Series B Preferred Stock. The if- converted method assumes that convertible securities are converted at the later of the issuance date and the beginning of the period. If the hypothetical conversion of convertible securities, and the consequential avoidance of any accumulated preferred dividends, would decrease basic net income from continuing operations per common share, these effects are incorporated in the calculation of diluted net income from continuing operations per common share, adjusted for the portion of the period the securities were outstanding. The Company uses the treasury stock method to calculate the dilutive effect of options, non-option share awards, and certain other share-based payments. The treasury stock method assumes that the proceeds from exercise are used to repurchase F-13 common shares at the weighted average market price during the period, increasing the denominator for the net effect of shares issued upon exercise less hypothetical shares repurchased. Fair Value of Financial Instruments and Fair Value Measurements The respective carrying value of certain on-balance sheet financial instruments approximated their fair values due to the short- term nature and type of these instruments. These financial instruments include cash and cash equivalents, accounts receivable, notes receivable, and certain other financial assets and liabilities. The Company measures certain non-financial assets at fair value on a non-recurring basis. These non-recurring valuations include evaluating assets such as long-lived assets, and non-amortizing intangible assets for impairment, allocating value to assets in an acquired asset group, and accounting for business combinations. The Company uses the fair value measurement framework to value these assets and reports these fair values in the periods in which they are recorded or written down. Financial instruments measured at fair value are recorded in accordance with the fair value measurement framework. The fair value measurement framework includes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair values in their broad levels. These levels from highest to lowest priority are as follows: • Level 1: Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities; • Level 2: Quoted prices in active markets for similar assets or liabilities or observable prices that are based on inputs not quoted on active markets, but corroborated by market data; • Level 3: Unobservable inputs or valuation techniques that are used when little or no market data is available. The determination of fair value and the assessment of a measurement’s placement within the hierarchy require judgment. Level 3 valuations often involve a higher degree of judgment and complexity. Level 3 valuations may require the use of various valuation methodologies which incorporate unobservable inputs, management estimates, and assumptions. Management’s assumptions could vary depending on the asset or liability valued and the valuation method used. Such assumptions could include: estimates of prices, earnings, costs, actions of market participants, market factors, or the weighting of various valuation methods. The Company may also engage external advisors to assist it in determining fair value, as appropriate. Although the Company believes that the recorded fair value of its financial instruments is appropriate, these fair values may not be indicative of net realizable value or reflective of future fair values. Recently Adopted Accounting Pronouncements Accounting Standards Update 2023-09 - Income Taxes In December 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2023-09, “Improvement to Income Tax Disclosures (Topic 740)”, which requires additional disclosures for income tax rate reconciliations, income taxes paid, and certain other tax disclosures. ASU 2023-09 is intended to enhance the transparency and decision usefulness of income tax disclosures. The amendments in ASU 2023-09 address investor requests for enhanced income tax information primarily through changes to the rate reconciliation and income taxes paid information. Adoption is required for annual periods beginning after December 15, 2024. The Company adopted this standard prospectively during the year ended December 31, 2025. Refer to Note 12, Income Taxes. Recently Issued Accounting Pronouncements Not Yet Adopted Accounting Standards Update 2024-04 - Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures In November 2024, the FASB issued ASU 2024-03, “Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40),” which requires disaggregated disclosure of certain income statement expenses within the footnotes to the financial statements. ASU 2024-03 is intended to address requests from investors for more detailed information about the types of expenses in commonly presented expense captions such as cost of sales, selling, general and administrative expenses, and research and development. Adoption is required for annual periods beginning after December 15, 2026 and interim periods within annual periods beginning after December 15, 2027. The Company is currently evaluating the impact of this standard on its consolidated financial statements. F-14

All other ASUs issued and not yet effective as of December 31, 2025, and through the date of this report, were assessed and determined to be either not applicable or are expected to have minimal impact on the Company’s current and future financial position and results of operations. 3. Accounts Receivable, Net Accounts receivable, net, consists of the following (in thousands): December 31, 2025 2024 Accounts receivable, gross $ 84,410 $ 58,960 Allowance for credit losses (8,703) (3,132) Accounts receivable, net $ 75,707 $ 55,828 Activity related to the Company’s allowance for credit losses for the year ended December 31, 2025 and 2024 was as follows (in thousands): Allowance for credit losses Balance at December 31, 2023 $ 3,144 Credit loss expense 595 Write-offs (607) Balance at December 31, 2024 3,132 Credit loss expense 6,515 Write-offs (944) Balance at December 31, 2025 $ 8,703 Credit loss expense for the year ended December 31, 2025 reflects credit quality concerns resulting from changes in Medicare reimbursement for skin substitutes, which went into effect on January 1, 2026. 4. Inventory Inventory consists of the following (in thousands): December 31, 2025 2024 Raw materials $ 1,221 $ 1,010 Work in process 8,666 8,580 Finished goods 15,453 14,217 Inventory $ 25,340 $ 23,807 F-15

5. Property and Equipment, Net Property and equipment, net, consists of the following (in thousands): December 31, 2025 2024 Lab and clean room equipment $ 15,739 $ 15,549 Furniture and office equipment 2,008 1,951 Leasehold improvements 8,977 8,213 Construction in progress 612 686 Asset retirement cost 875 867 Property and equipment, gross 28,211 27,266 Less: accumulated depreciation (23,498) (21,322) Property and equipment, net of accumulated depreciation $ 4,713 $ 5,944 Depreciation expense for each of the years ended December 31, 2025, 2024, and 2023 was recorded in certain captions of the consolidated statements of operations for those periods in the amounts shown in the table below (in thousands): Year Ended December 31, 2025 2024 2023 Cost of sales $ 1,297 $ 1,408 $ 1,569 Selling, general, and administrative expense 570 544 795 Research and development expense 397 327 301 Total $ 2,264 $ 2,279 $ 2,665 6. Leases The Company has leases for corporate offices and manufacturing facilities. None of the Company’s leases require any contingent rental payments, impose any financial restrictions, or contain any residual value guarantees. Supplemental balance sheet information related to the Company’s leases, including the financial statement caption in which the amounts are presented, is as follows (amounts in thousands, except lease term and discount rate): Operating Leases December 31, 2025 2024 Assets Other assets $ 4,344 $ 5,606 Liabilities Other current liabilities $ 1,320 $ 1,307 Other liabilities 3,245 4,705 Total liabilities $ 4,565 $ 6,012 Weighted-average remaining lease term (years) 3.4 4.3 Weighted-average discount rate 6.9% 6.9% The Company had no finance lease obligations or associated right of use assets outstanding as of December 31, 2025. Information related to lease costs are as follows (amounts in thousands): F-16

	Year Ended December 31,		
	2025	2024	2023
Operating lease cost	$ 1,625	$ 1,478	$ 1,532
Amortization of finance lease ROU assets	—	51	47
Interest expense on finance lease liabilities	—	2	7

Maturities of lease liabilities are as follows (amounts in thousands):

Year Ending December 31,	Operating Leases
2026	$ 1,585
2027	1,355
2028	1,346
2029	794
Thereafter	—
Total lease payments	5,080
Less: imputed interest	(515)
Lease liability	$ 4,565

Asset Retirement Obligations

Certain lease agreements require the Company to return designated areas of leased space to its original condition upon termination of the lease agreement, for which the Company records an asset retirement obligation and a corresponding capital asset in an amount equal to the estimated fair value of the obligation. In subsequent periods, the asset retirement obligation is accreted for the change in its present value and the capitalized asset is depreciated, both over the term of the associated lease agreement. Asset retirement obligations of $1.3 million and $1.2 million are included in other liabilities in the consolidated balance sheets as of both December 31, 2025 and 2024, respectively.

7. Intangible Assets, Net

Intangible assets, net, are summarized as follows (in thousands):

	December 31, 2025			December 31, 2024		
	Gross Carrying Amount	Accumulated amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated amortization	Net Carrying Amount
Amortized intangible assets						
Patents and know-how	$ 10,666	$ (8,843)	$ 1,823	$ 10,320	$ (8,488)	$ 1,832
Supplier relationships	12,660	(2,678)	9,982	7,659	(1,147)	6,512
Tradenames and trademarks	12,497	(12,497)	—	2,937	(1,850)	1,087
Licenses	1,500	(188)	1,312	1,000	(104)	896
Total amortized intangible assets	$ 37,323	$ (24,206)	$ 13,117	$ 21,916	$ (11,589)	$ 10,327
Unamortized intangible assets						
Tradenames and trademarks	$ 1,008		$ 1,008	$ 1,008		$ 1,008
Patents in process	33		33	291		291
Total intangible assets	$ 38,364		$ 14,158	$ 23,215		$ 11,626

Amortization expense and impairment expense for the years ended December 31, 2025, 2024, and 2023, is summarized in the table below (amounts in thousands):

F-17

	Year ended December 31,		
	2025	2024	2023
Amortization of intangible assets			
Cost of sales	$ 12,178	$ 2,997	$ —
Operating expense	439	765	762
Total amortization of intangible assets	$ 12,617	$ 3,762	$ 762

There was no impairment of intangible assets during the years ended December 31, 2025 and 2023. The impairment of intangible assets in the amount of $0.4 million in 2024 related to patents which were abandoned.

Expected future amortization of intangible assets as of December 31, 2025, is as follows (in thousands):

Year Ending December 31,	Estimated Amortization Expense
2026	$ 3,695
2027	2,848
2028	2,846
2029	1,690
2030	1,265
Thereafter	773
Total amortization expense	$ 13,117

8. Accrued Expenses

Accrued expenses consist of the following (in thousands):

	December 31,	
	2025	2024
External commissions	$ 5,390	$ 3,843
Estimated returns	2,435	1,990
Accrued rebates	1,130	1,223
Legal costs	978	459
Other	1,450	1,497
Total	$ 11,383	$ 9,012

9. Long Term Debt, Net

Citizens Credit Agreement

On January 19, 2024 (the "***Closing Date***"), the Company entered into a Credit Agreement (the "***Citizens Credit Agreement***") with certain lenders party thereto, and Citizens Bank, N.A. as administrative agent (the "***Agent***"). The Citizens Credit Agreement provides for senior secured credit facilities in an aggregate principal amount of up to $95.0 million consisting of: (i) a $75.0 million senior secured revolving credit facility (the "***Revolving Credit Facility***") with a $10.0 million letter of credit sublimit and a $10.0 million swingline loan sublimit, and (ii) a $20.0 million senior secured term loan facility (the "***Term Loan Facility***" and, together with the Revolving Credit Facility, the "***Credit Facilities***"). All obligations are required to be paid in full on January 19, 2029 (the "***Maturity Date***").

F-18

At the Company's option, borrowings under the Citizens Credit Agreement (other than any swingline loan) will bear interest at a rate per annum equal to (i) the Alternate Base Rate, as defined therein, or (ii) a Term Secured Overnight Financing Rates ("***SOFR***"), as defined therein, in each case plus an applicable margin ranging from 1.25% and 2.50% with respect to Alternate Base Rate borrowings and 2.25% and 3.50% for Term SOFR borrowings, plus a fallback provision of 0.1%. Swingline loans will bear interest at a rate per annum equal to one-month Term SOFR plus the applicable margin. The Term Loan Facility carried an interest rate of 6.1% as of December 31, 2025. The applicable margin is determined based on the Company's consolidated total net leverage ratio.

The Company is required to pay a quarterly commitment fee on any unused portion of the Revolving Credit Facility, letter of credit fees, and other customary fees to the Agent and the Lenders. The Company must make mandatory prepayments in connection with certain asset dispositions and casualty events, subject in each case to customary reinvestment rights. The Company may prepay borrowings under the Credit Facilities at any time, without premium or penalty, and may, at its option, reduce the aggregate unused commitments under the Revolving Credit Facility in whole or in part, in each case subject to the terms of the Credit Agreement. The Company must also comply with certain financial covenants, including a maximum total net leverage ratio and a minimum consolidated fixed charge coverage ratio, as well as other customary restrictive covenants. As of December 31, 2025, the Company is in compliance with all financial covenants under the Citizens Credit Agreement.

The balance of the Term Loan Facility as of December 31, 2025 and 2024 was as follows (amounts in thousands):

	December 31, 2025		December 31, 2024	
	Current portion of long term debt	Long term debt, net	Current portion of long term debt	Long term debt, net
Outstanding principal	$ 1,500	$ 16,500	$ 1,000	$ 18,000
Deferred financing costs	—	(6)	—	(33)
Original issue discount	—	(27)	—	(137)
Total	$ 1,500	$ 16,467	$ 1,000	$ 17,830

Interest expense related to the Term Loan Facility was $1.6 million and $1.9 million for the years ended December 31, 2025 and 2024, respectively. The Company previously maintained a separate term loan facility, which was terminated in January 2024 in connection with the Debt Refinancing Transactions and the execution of the Citizens Credit Agreement. Interest expense related to the prior term loan facility was $6.6 million for the year ended December 31, 2023. All such amounts are reflected within interest income (expense), net on the consolidated statements of operations. Interest income (expense), net for the year ended December 31, 2023 reflects the impact of the prior term loan facility.

Interest expense related to the Revolving Credit Facility included in interest income (expense), net in the consolidated statements of operations. Interest Expense related to the Revolving Credit Facility was $0.4 million and $0.4 million for the year ended December 31, 2025 and 2024, respectively.

Scheduled principal payments due on the Term Loan Facility, by year, as of December 31, 2025 through maturity are as follows (in thousands):

Year ending December 31,	Principal
2026	$ 1,500
2027	1,500
2028	2,000
2029	13,000
Long term debt	$ 18,000

As of December 31, 2025, the fair value of the Term Loan Facility was $17.1 million. This valuation was calculated based on a series of Level 2 and Level 3 inputs, including a discount rate based on the credit risk spread of debt instruments of similar risk character in reference to U.S. Treasury instruments with similar maturities, with an incremental risk premium for risk factors specific to the Company. Fair value was calculated by discounting the remaining cash flows associated with the Term Loan Facility to December 31, 2025 using this discount rate.

F-19

10. Net Income Per Common Share Net income per common share is calculated using two methods: basic and diluted. Basic Net Income Per Common Share The following table provides a reconciliation of net income from continuing operations and calculation of basic net income per common share for each of the years ended December 31, 2025, 2024, and 2023 (in thousands, except share and per share amounts): Year ended December 31, 2025 2024 2023 Net income from continuing operations $ 48,578 $ 41,998 $ 67,439 Income (loss) from discontinued operations, net of tax — 421 (9,211) Net income 48,578 42,419 58,228 Adjustments to reconcile to net income available to common stockholders: Accumulated dividend on previously converted Series B Preferred Stock — — 6,753 Preferred share repurchase in excess of book value — — 4,890 Total adjustments — — 11,643 Net income available to common stockholders from continuing operations $ 48,578 $ 41,998 $ 55,796 Weighted average common shares outstanding 147,793,069 146,979,354 116,495,810 Basic net income (loss) per common share: Continuing operations $ 0.33 $ 0.29 $ 0.48 Discontinued operations — — (0.08) Basic net income per common share $ 0.33 $ 0.29 $ 0.40 Diluted Net Income Per Common Share The following table sets forth the computation of diluted net income per common share (in thousands, except share and per- share amounts): F-20

	Year ended December 31,		
	2025	2024	2023
Net income available to common stockholders from continuing operations	$ 48,578	$ 41,998	$ 55,796
Adjustments:			
Dividends on previously converted Series B Preferred Stock	—	—	6,466
Preferred share repurchase in excess of book value	—	—	5,177
Less: antidilutive adjustments	—	—	(5,177)
Total adjustments	—	—	6,466
Numerator			
Net income available to common stockholders from continuing operations	48,578	41,998	62,262
Income (loss) from discontinued operations, net of tax	—	421	(9,211)
Weighted average common shares outstanding	147,793,069	146,979,354	116,495,810
Adjustments:			
Potential common shares (a)			
Previously converted Series B Preferred Stock	—	—	27,457,905
Restricted stock unit awards	1,252,226	1,447,217	1,452,153
Outstanding stock options	526,105	473,015	396,779
Performance stock unit awards	153,107	149,611	137,425
Restricted stock awards	—	—	22,136
Employee stock purchase plan	—	—	254
Total adjustments	1,931,438	2,069,843	29,466,652
Weighted average common shares outstanding adjusted for potential common shares	149,724,507	149,049,197	145,962,462
Diluted net income (loss) per common share:			
Continuing operations	$ 0.32	$ 0.28	$ 0.43
Discontinued operations	0.00	0.00	(0.06)
Diluted net income per common share	$ 0.32	$ 0.28	$ 0.37

(a) Weighted average common shares outstanding for the calculation of diluted net loss per common share does not include the following adjustments for potential common shares below because their effects were determined to be anti-dilutive for the periods presented:

	Year Ended December 31,		
	2025	2024	2023
Repurchase of Series B Preferred Stock	—	—	1,219,348

11. Equity

Stock-Based Compensation Awards

The Company has two share-based compensation plans which provide for the granting of equity awards, including qualified incentive and non-qualified stock options and restricted stock awards: the MiMedx Group, Inc. 2016 Equity and Cash Incentive Plan Amended and Restated through March 2, 2023 (the "***2016 Plan***"), which was approved by shareholders on May 18, 2016, and the MiMedx Group, Inc. Assumed 2006 Stock Incentive Plan (the "***Prior Incentive Plan***"). During the years ended December 31, 2025, 2024, and 2023 the Company used only the 2016 Plan to make grants.

The 2016 Plan permits the grant of equity awards to the Company's employees, directors, consultants and advisors for up to 21,350,000 shares of the Company's common stock plus (i) the number of shares of the Company's common stock that remain available for issuance under the Prior Incentive Plan, and (ii) the number of shares that are represented by outstanding awards that later become available because of the expiration or forfeiture of the award without the issuance of the underlying shares. Awards granted under the 2016 Plan are subject to a vesting schedule as set forth in each individual agreement.

F-21

A summary of share-based compensation expense recognized for each of the years ended December 31, 2025, 2024, and 2023 is as follows (in thousands):

	Year Ended December 31,		
	2025	2024	2023
Cost of sales	$ 2,071	$ 1,546	$ 1,533
Selling, general and administrative	13,602	14,646	14,776
Research and development	723	741	650
Total share-based compensation	16,396	16,933	16,959
Income tax benefit, before consideration of valuation allowance	(4,099)	(4,233)	(4,240)
Total share-based compensation, net of tax benefit	$ 12,297	$ 12,700	$ 12,719

Stock Options

The Company grants stock options to certain of its employees. Each stock option granted reflects the right to purchase one share of stock for a stipulated price. Except for the CEO Performance Option (as defined and explained below), all of the Company's stock options outstanding as of December 31, 2025 vest exclusively based on continued service to the Company through each relevant vesting date. All stock options outstanding vest in four equal annual tranches.

A summary of stock option activity for the year ended December 31, 2025 is presented below:

	Number of Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Outstanding at January 1, 2025	4,055,526	$ 4.21		
Granted	371,249	8.30		
Exercised	—	—		
Unvested options forfeited	(35,336)	8.50		
Vested options expired	(24,478)	9.63		
Outstanding at December 31, 2025	4,366,961	4.49	4.34	11,083
Exercisable at December 31, 2025	726,031	$ 4.41	4.23	$ 1,858

With the exception of the CEO Performance Option (as defined and explained below), all options granted during the years ended December 31, 2025, 2024 and 2023 were valued using a Black-Scholes model. The below table reflects the material inputs used to value the options granted during those periods (exclusive of the CEO Performance Option).

	Year ended December 31,		
	2025	2024	2023
Stock price on grant date	$ 8.30	$ 8.63	$ 6.44
Exercise price	$ 8.30	$ 8.63	$ 6.44
Expected term (years)	4.75	4.75	4.75
Risk-free interest rate	4.0 %	4.2 %	4.3 %
Expected volatility (annualized)	64 %	66 %	77 %
Dividend yield	— %	— %	— %
Weighted average grant date fair value	$ 4.62	$ 4.93	$ 4.10

There were no options exercised during the year ended December 31, 2025. The intrinsic values of the options exercised during the years ended December 31, 2024 and 2023 were $0.2 million and $0.2 million, respectively. Cash received from option exercise under all share-based payment arrangements for the years ended December 31, 2024 and 2023 was $1.4 million and $1.0 million, respectively. The actual tax benefit for the tax deductions from option exercise of the share-based payment

F-22

arrangements totaled $0.1 million and $0.2 million, respectively, for the years ended December 31, 2024 and 2023. The Company has a policy of using its available repurchased treasury stock, if any, to satisfy option exercises prior to the issuance of new shares of common stock. There was $2.9 million unrecognized compensation expense related to unvested stock options at December 31, 2025, which is expected to be recognized over 2.41 years.

Restricted Stock Units

The Company grants RSUs to certain employees and to its Board of Directors. RSUs reflect contracts reflecting the right to receive one share of Common Stock on a specified date, provided the recipient continues to provide service to the Company through that date. RSUs generally vest over a one- to three-year period. Prior to 2024, the Company's RSUs granted to its employees granted in three equal tranches on the first three anniversary dates of the date of grant. Beginning in 2024, RSUs granted to employees generally vest in a single tranche on the third anniversary date of the date of grant. Awards granted to the Company's Board of Directors vest in a single tranche generally on the first anniversary date of the date of grant.

Historically, the Company also granted Restricted Stock Awards ("***RSAs***") to employees. RSAs conferred one share of common stock to the recipient which was returnable if the associated vesting conditions were not satisfied. The RSAs had similar vesting conditions to RSUs. The last of the Company's RSAs vested during the year ended December 31, 2023. The Company did not grant any RSAs during the year ended December 31, 2025, nor does it have any unvested RSAs outstanding as of December 31, 2025.

A summary of RSU activity for the year ended December 31, 2025 is presented below:

	Number of Shares	Weighted-Average Grant Date Fair Value
Unvested at January 1, 2025	3,511,823	$ 6.46
Granted	1,960,771	7.86
Vested	(1,201,374)	5.32
Forfeited	(260,657)	7.14
Unvested at December 31, 2025	4,010,563	$ 7.45

The total fair value of RSUs and RSAs vested during the years ended December 31, 2025, 2024 and 2023, was $6.4 million $10.9 million, and $10.3 million, respectively.

As of December 31, 2025, there was $16.7 million of unrecognized stock-based compensation expense related to RSUs which is expected to be recognized over 1.85 years.

Performance Stock Units

The Company grants PSUs to certain employees, primarily its Executive Leadership Team. Like RSUs, PSUs reflect the right to receive one share of Common Stock. However, in addition to providing continued service to the Company, PSUs contain additional vesting conditions which are based on the achievement of specified performance. As of December 31, 2025, all performance conditions associated with PSUs are specified net sales targets of varying levels. In each case, the PSU agreements allow for vesting in excess of the number of shares granted. In all cases, except for the CEO Performance PSUs (as defined and explained below), achievement of performance conditions alone can expand the award by up to 150%. Certain of these PSUs are subject to Total Shareholder Return provisions which can limit or expand the number of shares conferred upon the recipient.

PSUs also require the recipient to provide continuous service through a specified date or event.

F-23

A summary of PSU activity for the year ended December 31, 2025 is presented below: PSU Number of Shares Weighted- Average Grant Date Fair Value Unvested at January 1, 2025 4,177,804 $ 4.44 Granted 667,619 8.92 Achievement Adjustment 16,986 4.62 Vested (76,510) 4.62 Forfeited (83,504) 7.15 Unvested at December 31, 2025 4,702,395 $ 5.03 The total fair value of PSUs vested during the year ended December 31, 2025 was $0.6 million. No PSUs vested during the years ended December 31, 2024 and 2023. As of December 31, 2025, there was $2.7 million of unrecognized stock-based compensation expense related to unvested PSUs, which is expected to be recognized over 1.17 years. These amounts reflect the level of vesting determined to be “probable” for all unvested PSU awards as of December 31, 2025. Any subsequent adjustments to expense would be reflected as a cumulative catch-up adjustment in the period of the re- evaluation. If all unvested PSUs were determined to be probable of vesting to their maximum extent, it would result in a cumulative catch-up adjustment of $17.1 million as of December 31, 2025. Conversely, the determination that none of the unvested PSUs are probable of vesting would result in a benefit of $7.6 million. CEO Performance Grant On January 27, 2023, the Board of Directors appointed Joseph H. Capper to serve as the Company’s Chief Executive Officer. The Company entered into a Letter Agreement with Mr. Capper that included, among other things, a grant of 3,300,000 PSUs (the “CEO Performance PSUs”) and a non-qualified stock option (the “CEO Performance Option”, collectively with the CEO Performance PSUs, the “CEO Performance Grant”) for 3,600,000 shares of the Company’s common stock. In addition to continued employment with the Company, the occurrence and extent of vesting of each component of the CEO Performance Grant is dependent upon the Company’s operating and share price performance: the CEO Performance PSUs vest on the basis of achieved revenue growth, while the CEO Performance Option vests on the basis of share price appreciation. CEO Performance PSUs The CEO Performance PSUs vest in a single tranche on the earlier of the filing date of the Company’s 2026 Annual Report on Form 10-K and March 15, 2027. The occurrence and extent of vesting depends on the Company’s compound annual growth rate (“CAGR”) achieved with respect to its revenue growth between the year ended December 31, 2022 and the year ending December 31, 2026. The PSUs may vest with respect to 50% to 200% of the granted number of PSUs, depending on the extent of CAGR achievement. Failure to achieve the CAGR associated with 50% of achievement would result in no vesting. Management determined the probable level of vesting using internally-developed forecasts for the relevant period representing the Company’s best estimate for revenue, with a factor applied to calculate the highest level of CAGR evaluated to be probable of occurring based on that estimate. The Company recognized $1.0 million of expense related to the CEO Performance PSUs during year ended December 31, 2025. The cumulative expense recognized related to the CEO Performance PSUs was $5.2 million as of December 31, 2025. CEO Performance Option The CEO Performance Option grants Mr. Capper the right to purchase up to 3,600,000 shares of common stock for $3.70 per share. The CEO Performance Option vests based on the satisfaction of service and market conditions. Mr. Capper may vest in 25% of the CEO Performance Option on each of the first four anniversary dates of the date of grant provided that he remains employed by the Company and provided that specified share price goals are achieved at any point between the date of grant and January 31, 2027. There are three separate share price goals associated with the CEO Performance Option. If specified share price goals are met at one level, one-third of the option may vest, at a second level, a further one-third may vest, and at a third F-24 level, the full amount of the option may vest. Satisfaction of the share price goals is based on the average of the closing price of the Company's common stock during any 20 consecutive trading days through January 31, 2027 exceeding the stipulated share price goal. The CEO Performance Option expires on February 1, 2030.

The Company estimated the fair value of the awards using a Monte Carlo simulation using the following assumptions:

		Assumption
Stock price on grant date	$	3.70
Exercise price	$	3.70
Risk-free interest rate		3.6 %
Expected volatility (annualized)		75 %
Dividend yield		— %
Weighted average grant date fair value	$	1.93

The risk-free interest rate was derived based on the U.S. Treasury Yield curve in effect at the date of grant for maturities of similar periods to the contractual term. The expected volatility was estimated principally based on the Company's historical daily stock price movements for a term similar in length to the contractual term. The dividend yield was based on the Company's history of dividends on its common stock. The fair value was determined using an expected term which reflects the anticipated holding and post-vesting behavior pattern, calculated for each individual simulation.

The total grant date fair value of the CEO Performance Option was $7.0 million. The fair value associated with each tranche of the award will be recognized, straight-line, over the associated requisite service period for that tranche, subject to acceleration if the market condition is met prior to the end of the derived service period. Failure to meet the market condition for an award does not result in reversal of previously-recognized expense, so long as the service is provided for the duration of the required service period. The Company recognized $1.2 million of expense related to the CEO Performance Option during year ended December 31, 2025.

Employee Stock Purchase Plan

The Company's ESPP qualifies as an "employee stock purchase plan" under Section 423 of the Internal Revenue Code. All regular full-time employees of the Company (including officers) and all other employees who meet the eligibility requirements of the plan may participate in the ESPP.

For the years ended December 31, 2025, 2024 and 2023, the Company recorded $0.6 million, $0.6 million, and $0.5 million, respectively, in stock-based compensation expense related to the ESPP. As of December 31, 2025 and 2024, the Company had cumulative payroll deferrals under the ESPP for future share purchases of $0.1 million and $0.6 million, respectively. This amount is included in accrued compensation in the consolidated balance sheet.

Unrecognized stock compensation as of December 31, 2025 is $0.1 million to be recognized over a weighted average period of 0.08 years.

Share Withholding for Employee Taxes

Repurchases of shares of Common Stock in connection with the satisfaction of employee tax withholding obligations upon vesting of restricted stock and exercise of stock options for the years ended December 31, 2025, 2024, and 2023 were 396,323, 354,263, and 0, respectively, for an aggregate purchase price of $3.1 million, $2.6 million, and $0.0 million, respectively.

Series B Preferred Stock

Repurchase

In October 2023, the Company repurchased 5,000 shares of the Company's Series B Preferred Stock for $9.5 million (the "***Repurchase***") pursuant to a Securities Purchase Agreement with certain entities managed by or affiliated with Hayfin Capital Management LLP (the "***Hayfin Shareholders***"). In connection with the Repurchase, the Hayfin Shareholders entered into customary lock-up provisions requiring them to retain the balance of their equity positions for a period of at least one year. Management assessed whether the consideration paid could have reflected a non pro-rata distribution and reached the conclusion that it was not.

Mandatory Conversion

F-25

In December 2023, the remaining 95,000 outstanding shares of the Company’s Series B Preferred Stock, together with accrued dividends, were mandatorily converted into shares of the Company’s Common Stock in accordance with the Series B Preferred Stock terms set forth in the Company’s Articles of Incorporation. As a result of this conversion, the Company issued 29,761,650 shares of Common Stock to the holders of the Series B Preferred Stock. The conversion of the shares ended the dividend accrual associated with the Series B Preferred Stock. As a result of their conversion in December 2023, there were no shares of Series B Preferred Stock outstanding at any point during the years ended December 31, 2025 and 2024. 12. Income Taxes Income Tax Provision Expense (Benefit) Current and deferred income tax expense (benefit) is as follows (in thousands): Year Ended December 31, 2025 2024 2023 Current: Federal $ 6,417 $ 703 $ 576 State 2,534 2,121 422 Foreign 23 — — Total current 8,974 2,824 998 Deferred: Federal 8,165 11,626 (31,633) State 545 846 (9,144) Total deferred 8,710 12,472 (40,777) Income tax provision expense (benefit) $ 17,684 $ 15,296 $ (39,779) Summary of Deferred Tax Assets and Liabilities Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities are as follows (in thousands): F-26

December 31, 2025 2024 Deferred Tax Assets: Accrued expenses $ 4,364 $ 3,038 Share-based compensation 4,356 3,933 Intangible assets 3,226 580 Net operating loss 2,572 3,713 Credit Loss Expense 2,149 778 Capitalized research and development expenditures 2,100 9,970 Lease liabilities 1,128 1,456 Research and development and other tax credits 998 6,752 Sales return and allowances 601 494 Property and equipment 460 295 Other assets 815 155 Deferred Tax Liabilities: Prepaid expenses (1,638) (949) Right of use asset (1,073) (1,392) Other liabilities (158) (12) Net Deferred Tax Assets 19,900 28,811 Less: Valuation allowance (304) (505) Net Deferred Tax Assets after Valuation Allowance $ 19,596 $ 28,306 Certain income and expense items are not reported in tax returns and financial statements in the same year. The tax effects of such temporary differences are reported as deferred income tax assets and liabilities. The measurement of deferred tax assets is reduced, if necessary, by the amount of any tax benefit that, based on available evidence, is not expected to be realized. The Company establishes a valuation allowance for deferred tax assets for which realization is not more likely than not. As of each reporting date, management considers new evidence, both positive and negative, that could affect its view of the future realization of deferred tax assets. A valuation allowance of $0.3 million and $0.5 million was recorded against the deferred tax asset balance as of December 31, 2025 and 2024, respectively. In the event that the weight of the evidence changes in the future, any increase or decrease in the valuation allowance would result in a income tax expense or benefit, respectively. The Company has no federal income tax net operating loss (“NOL”) carryforward at December 31, 2025. At December 31, 2025, the Company had income tax net operating loss carryforwards for state purposes of $42.0 million.. At December 31, 2024, the Company had NOL carryforwards for federal and state purposes of $0.7 million and $64.2 million, respectively. A portion of the Company’s NOLs and tax credits are subject to annual limitations due to ownership change limitations provided by Internal Revenue Code Section 382. If not utilized, the state tax NOL carryforwards will expire between 2028 and 2038. As of December 31, 2025, the Company recorded a deferred tax asset for state NOL carryforwards of $2.6 million. There was no deferred tax asset for federal NOL carryforwards as of December 31, 2025. As of December 31, 2024, the Company recorded a deferred tax asset for federal and state NOL carryforwards of $0.1 million and $3.6 million, respectively. F-27

Effective Tax Rate Reconciliation The following table provides a tabular rate reconciliation of the federal statutory income tax rate of 21% to the Company’s effective income tax rate for the year ended December 31, 2025, pursuant to the disclosure requirements of ASU 2023-09 (amounts in thousands, except percentages): Year Ended December 31, 2025 Federal statutory rate $ 13,916 21.0 % Domestic federal Tax credits Research and development tax credits (422) (0.6) % Nontaxable or nondeductible items Nondeductible compensation 2,213 3.3 % Equity compensation (577) (0.9) % Other 68 0.1 % Domestic state income taxes, net of federal effect 2,432 3.7 % Foreign tax effects 23 — % Changes in unrecognized tax benefits 31 0.1 % Effective Tax Rate $ 17,684 26.7 % California, Minnesota, Illinois, Florida and Texas comprise the majority of the Company’s state tax income tax expense. The reconciliation of the federal statutory income tax rate of 21% to the effective rate is as follows: 2024 2023 Federal statutory rate 21.0% 21.0 % State taxes, net of federal benefit 4.1% (21.8) % Deferred tax adjustments 0.9% 1.3 % Nondeductible compensation 1.1% 1.8 % Meals and entertainment 0.6% 1.2 % Uncertain tax positions — % 0.4 % Valuation allowance — % (123.5) % Share-based compensation (1.0) % 2.8 % Tax credits (0.7) % (3.2) % Other 0.7% (0.2) % Effective tax rate 26.7% (120.2) % The effective tax rate for the year ended December 31, 2023 was favorably impacted by the reversal of a valuation allowance. During that period, the Company concluded that it was no longer in a cumulative three-year loss on a continuing operations basis, after excluding the effects of permanent book-tax differences. The absence of such negative evidence, combined with the Company’s expectation for future taxable income generation, led to a change in the Company’s assessment of the realizability of its deferred tax assets. Income Taxes Paid The following table summarizes income taxes paid net of tax refunds for the year ended December 31, 2025, pursuant to the requirements prescribed by ASU 2023-09 (amounts in thousands): F-28

Year Ended December 31, 2025 Federal $ 5,940 State 2,511 Foreign 57 Total $ 8,508 In 2025, the individual jurisdictions with cash taxes paid that equaled or exceeded 5% of total income taxes paid were California and Minnesota. Unrecognized Tax Benefits The following is a tabular reconciliation of the total amounts of unrecognized tax benefits (in thousands) included in the consolidated balance sheets: 2025 2024 2023 Unrecognized tax benefits - January 1 $ 831 $ 807 $ 645 Increases - tax positions in current period 48 53 124 Increases - tax positions in prior period — — 38 Decreases in prior year positions (17) (29) — Unrecognized tax benefits - December 31 $ 862 $ 831 $ 807 Included in the balance of unrecognized tax benefits are tax benefits of $0.9 million and $0.8 million as of December 31, 2025 and 2024, respectively, that, if recognized, would affect the effective tax rate. Of these amounts, $0.9 million and $0.2 million, respectively, are recorded as other liabilities in the consolidated balance sheets as of those dates. The remaining balance, if any, is reflected as a reduction to the related deferred tax asset. The Company recognizes accrued interest related to unrecognized tax benefits and penalties as income tax expense. Related to the unrecognized tax benefits noted above, the Company accrued no interest during the years ended December 31, 2025 or 2024. The Company is subject to taxation in the U.S. and various state jurisdictions. As of December 31, 2025, the Company’s tax returns for 2022 through 2024 generally remain open for exam by taxing jurisdictions. Additional prior years may be open to the extent attributes are being carried forward to an open tax year. One Big Beautiful Bill Act On July 4, 2025, the “One Big Beautiful Bill Act” (the “Tax Act”) was enacted into law. The Tax Act includes changes to U.S. tax law that will be applicable to the Company beginning in tax year 2025. These changes include modifications to capitalization of research and development expenses, limitations on deductions for interest expense and accelerated fixed asset depreciation. The impact of these provisions resulted in a current tax benefit resulting from the utilization of deferred tax assets, and did not affect the Company’s effective tax rate in the year ended December 31, 2025. This impact is expected to be temporary. F-29

13. Supplemental Disclosure of Cash Flow and Non-cash Investing and Financing Activities

Selected cash payments, receipts, and non-cash activities are as follows (in thousands):

	Year Ended December 31,		
	2025	2024	2023
Cash paid for interest	$ 1,246	$ 2,698	$ 6,034
Income taxes paid (refunded)	8,508	3,247	(548)
Cash paid for operating leases	1,671	1,618	1,635
Non-cash activities:			
Conversion of Series B Preferred Stock	—	—	87,870
Fair value of shares received in settlement of litigation	—	9,300	—
Regen Lab consideration payable (Note 17)	5,000	—	—
Minimum Profit Share Payments pursuant to TELA APA	—	2,731	—
Issuance of shares pursuant to employee stock purchase plan	1,585	1,582	1,367
Purchases of equipment included in accounts payable	—	—	228
Financing costs incurred but not paid for Citizens Financing Transaction	—	—	138
Legal fees associated with the Repurchase of Series B Preferred Stock	—	—	45
Lease right of use asset and liability	—	5,333	—
Contingent consideration payable	—	441	—

14. Commitments and Contingencies

Profit Share Payments

On March 15, 2024, the Company entered into an Asset Purchase Agreement (the "***TELA APA***") with TELA Bio, Inc. ("***TELA***") to obtain exclusive rights to sell and market a 510(k)-cleared collagen particulate xenograft product in the United States. Pursuant to the TELA APA, the Company is required to make payments (the "***Profit Share Payments***") of between a minimum of $3.0 million and a maximum of $7.0 million based on MIMEDX's net sales of the product over the two years following its commercialization of the product, which occurred during the second quarter of 2024. The Company has paid a total of $1.3 million and $0.1 million in Profit Share Payments to TELA during the years ended December 31, 2025 and 2024, respectively. The accretion expense for the year ended December 31, 2025 was $0.2 million. The final Profit Share Payment will be made during the third quarter of 2026.

As of December 31, 2025, the fair value for the minimum amount of Profit Share Payments was $1.6 million. This amount reflects the anticipated timing of such Profit Share Payments, discounted to present value at a discount rate approximating the Company's borrowing rate plus a risk premium, all of which reflect Level 3 inputs. This amount is reflected as part of other current liabilities in the consolidated balance sheet as of that date.

Litigation and Regulatory Matters

In the ordinary course of business, the Company and its subsidiaries may be a party to pending and threatened legal, regulatory, and governmental actions and proceedings (including those described below). In view of the inherent difficulty of predicting the outcome of such matters, particularly where the plaintiffs or claimants seek very large or indeterminate damages or where the matters present novel legal theories or involve a large number of parties, the Company generally cannot predict what the eventual outcome of the pending matters will be, what the timing of the ultimate resolution of these matters will be, or what the eventual recovery, loss, fines or penalties related to each pending matter may be.

In accordance with applicable accounting guidance, the Company accrues a liability when legal matters present loss contingencies that are both probable and estimable. The Company's financial statements at December 31, 2025 reflect the Company's current best estimate of probable losses associated with pending matters, including costs to comply with various settlement agreements, where applicable. The Company had zero accrued as of December 31, 2025 and December 31, 2024 related to expected settlement costs related to legal matters. The actual costs of resolving pending litigation matters may be in excess of the amounts accrued.

F-30

The Company made no payments toward the resolution of legal matters involving the Company during the year ended December 31, 2025 and paid $0.6 million and $0.2 million during the years ended December 31, 2024 and 2023, respectively.

During the second quarter 2024, the Company received 1.2 million shares of its own common stock in the settlement of certain legal matters. The Company accounted for the repayment of shares as a loss recovery, as the repayment related to the recoupment of legal fees previously incurred, but not in excess of the amount originally recorded. The Company recorded $9.3 million, reflecting the fair value of the returned shares on the date of the prevailing agreement, as a reduction to investigation, restatement and related expense on the consolidated statements of operations, where the legal fees to which this recovery originally related were recorded as they were incurred, for the year ended December 31, 2024.

The Company is a party to a variety of legal matters that arise in the ordinary course of the Company's business, none of which are deemed to be individually material at this time. Due to the inherent uncertainty of litigation, there can be no assurance that the resolution of any particular claim or proceeding would not have a material adverse effect on the Company's business, results of operations, financial position or liquidity.

AXIOFILL

The Company received a Warning Letter from the FDA on December 21, 2023, relating to the inspections and classification of AXIOFILL. The Company received a determination letter in March 2024 reaffirming the FDA's position that AXIOFILL does not meet the regulatory classification requirements of a Human Cell, Tissue or Cellular or Tissue-based Product under Section 361 of the Public Health Service Act. The Company strongly disagrees with this determination. On March 25, 2024, MIMEDX filed suit in the U.S. District Court for the Northern District of Georgia alleging violations of the Administrative Procedure Act and asking the Court to vacate FDA's designation, declare FDA's designation as arbitrary, capricious, an abuse of discretion, and contrary to law, and declare that AXIOFILL meets the criteria to be regulated under Section 361 of the Public Health Services Act. The parties each filed motions for summary judgment in the case. On September 25, 2025, the court denied both summary judgment motions without prejudice and requested additional briefing. On December 26, 2025, both MiMedx and the FDA filed renewed summary judgment motions.

15. Revenue

Net Sales By Product Category

MIMEDX has two product categories: (1) Wound, which reflects products typically used in Advanced Wound Care settings, including the treatment of chronic, non-healing wounds, and (2) Surgical, which reflects products principally used in surgical settings, including the closure of acute wounds or to protect and reinforce tissues and/or regions of interest. The Company manages its product portfolio and pipeline based upon opportunities in each of these settings.

Below is a summary of net sales by product line (in thousands):

	Year Ended December 31,		
	2025	2024	2023
Wound	$ 276,326	$ 231,004	$ 205,660
Surgical	142,304	117,875	115,817
Total	$ 418,630	$ 348,879	$ 321,477

The Company did not have significant foreign operations or a single external customer from which 10% or more of net sales were derived during the years ended December 31, 2025, 2024, or 2023.

Reimbursement Changes

In response to market dynamics that have resulted in increasing Medicare spend on skin substitutes in the physician office and associated care settings over the past several years, Medicare implemented changes related to the reimbursement of skin substitutes, effective with the implementation of the 2026 Physician Fee Schedule and 2026 Hospital Outpatient Prospective Payment System on January 1, 2026. These changes include: 1) reimbursing skin substitute products uniformly across the hospital outpatient department and physician office and associated care settings and 2) capping the reimbursement rate for skin substitutes at $127.14 per square centimeter in these care settings, subject to geographic adjustments.

These adjustments could adversely affect revenue derived from the Company's Wound category beginning in 2026.

F-31

Sales Returns Allowance

Activity related to the Company's sales returns allowance during the year ended December 31, 2025 was as follows (in thousands):

		Sales Returns Allowance
Balance at December 31, 2023	$	1,096
Additions		4,314
Deductions and write-offs		(3,420)
Balance at December 31, 2024		1,990
Additions		8,357
Deductions and write-offs		(7,912)
Balance at December 31, 2025	$	2,435

16. Segment Information

The Company determines its operating segments based on how the Chief Operating Decision Maker ("***CODM***") reviews the business and makes resource allocation decisions. The Company concluded that Joseph Capper, the Company's Chief Executive Officer, is the CODM.

The Company has a single operating segment, which has not been aggregated with other operating segments.

The CODM uses several measures of profit or loss to assess Company performance and allocate resources. Of these measures, net income is the measure that most aligns to GAAP. Other measures used by the CODM include adjusted earnings before interest, taxes, depreciation and amortization. The CODM assesses actual results against budgets and forecasts, and uses this information to inform various strategic investments into the Company's operations, including headcount and compensation.

Each financial statement caption included on the consolidated statements of operations reflects a significant segment expense evaluated by the CODM. In addition to this, the CODM also evaluates selling and marketing expense and general and administrative expense, both of which are components of selling, general, and administrative expense on the consolidated statements of operations.

The below table presents selling and marketing and general administrative expense for each of the years ended December 31, 2025, 2024, and 2023 (amounts in thousands):

	Year Ended December 31,					
	2025		2024		2023	
Selling and marketing	$	209,681	$	175,562	$	161,833
General and administrative		56,513		49,525		49,291
Selling, general and administrative	$	266,194	$	225,087	$	211,124

Below is a breakout of interest expense and interest income for each of the years ended December 31, 2025, 2024, and 2023 (amounts in thousands):

	Year Ended December 31,					
	2025		2024		2023	
Interest income	$	4,716	$	2,932	$	118
Interest expense		(1,783)		(3,938)		(6,575)
Interest income (expense), net	$	2,933	$	(1,006)	$	(6,457)

F-32

Information relating to depreciation expense, amortization expense, income tax expense and significant non-cash items for this segment can be found in Note 5, Property and Equipment, Net, Note 7, Intangible Assets, Net, Note 12, Income Taxes and Note 13, Supplemental Disclosure of Cash Flow and Non-Cash Investing and Financing Activities, respectively. The CODM is not provided and does not review segment assets at a different asset level or category than the presentation on the consolidated balance sheet. 17. Acquisitions and Investments During2025 and 2024, the Company entered into various agreements which conveyed various rights to certain products in an effort to inorganically expand its product offering. In each case, these transactions were accounted for as acquisitions of assets and the Company did not assume any liabilities associated with these activities. Total consideration for these transactions during 2025 was $10.1 million. Additional payments may be required in future periods in connection with these transactions. Regen Lab In December 2025, MiMedx entered into a Distributorship Agreement (the “Regen Agreement”) with Regen Lab USA LLC (“Regen Lab”), which provides the Company with the exclusive right to distribute their RegenKit®-Wound Gel in the United States. The Regen Agreement was accounted for as an acquisition of assets. All costs of acquisition were allocated to the distributorship agreement. In satisfaction of the obligation created by the Regen Agreement, the Company paid Regen Lab an up-front payment of $5.0 million during January 2026. This amount is reflected as part of accounts payable in the consolidated balance sheet as of December 31, 2025. In addition, the Company may pay up to an additional $5.0 million in contingent consideration upon achievement of cumulative revenue milestones specified in the Regen Agreement. Vaporox Agreement Late in the second quarter of 2025, the Company entered into a Convertible Note Purchase Agreement (the “Vaporox Note”) with Vaporox, Inc.(“Vaporox”) for $2.0 million. The note matures in the second quarter of 2028, and contains certain contingent conversion features upon the occurrence of specified events. The Vaporox Note was funded early in the third quarter of 2025. The Company elected to account for the Vaporox Note pursuant to the Fair Value Option guidance prescribed by Accounting Standards Codification (“ASC”) Topic 825. This requires the Company to measure the Fair Value of the Vaporox Note, in its entirety, at each reporting date. As a result of electing the fair value option, direct costs and fees related to the Vaporox Note are expensed as incurred. As of December 31, 2025, the fair value of the note was $2.1 million. The fair value of the note was estimated using a relevant valuation techniques and a series of Level 3 inputs. The Vaporox Note funding is recorded as part of other current assets in the consolidated balance sheets as of December 31, 2025. Celera and Emerge During 2024 and the year ended December 31, 2025, the Company entered into various agreements which conveyed trademarks associated with CELERA and EMERGE to MiMedx. The agreements required MiMedx to make payments at the time of the acquisition and additional payments over time when and if product is manufactured. The Company accounted for these transactions as acquisitions of assets. Accordingly, the Company capitalized payments made to acquire assets as payments were made or as the contingencies surrounding such payment were resolved as part of the acquired assets. Any future payments associated with a contingency may also be capitalized as part of the acquired asset, to the extent that such payments are considered to be costs to acquire the associated asset. TELA and Regenity Agreements On March 15, 2024, the Company entered into the TELA APA with TELA Bio, Inc. (“TELA”) to obtain exclusive rights to sell and market a 510(k)-cleared collagen particulate xenograft product in the United States. TELA held these rights pursuant to a Manufacturing and Supply Agreement (the “TELA-Regenity Supply Agreement”) between TELA and Regenity Biosciences, F-33

Inc. ("***Regenity***"), which retains all intellectual property rights and regulatory clearances related to the product. Pursuant to the TELA APA, the Company paid $5.0 million of initial consideration to TELA; additionally, the Company paid $0.4 million to acquire TELA's remaining product inventory, and will be required to make Profit Share Payments of between a minimum of $3.0 million and a maximum of $7.0 million based on MIMEDX's net sales of the product over the two years following its commercialization of the product, which occurred during the second quarter of 2024.

In connection with the execution of the TELA APA, the Company was able to renegotiate the terms of the TELA-Regenity Supply Agreement, ultimately replacing it with a new Manufacturing and Supply Agreement (the "***Supply Agreement***") with Regenity. The Supply Agreement maintains MIMEDX's exclusive right to sell and market the product in the United States.

The transaction was accounted for as an acquisition of assets, as substantially all the fair value of the acquired assets was concentrated in the acquired exclusive distribution rights. The cost to acquire the assets on the transaction date was $8.1 million, reflecting the $5.0 million of initial consideration, $0.4 million to acquire inventory, and $2.7 million, reflecting the fair value of the minimum amount of the Profit Share Payments. This amount reflected the anticipated timing of such Profit Share Payments, discounted to present value at a discount rate approximating the Company's borrowing rate plus a risk premium, all of which reflect Level 3 inputs as of the acquisition date. These costs were allocated amongst the assets acquired. The Company assigned $7.6 million to the distribution rights acquired and $0.5 million to acquired inventory. The amount ascribed to the distribution rights will be amortized over five years, generally reflective of the period of time over which the distribution rights are anticipated to contribute to cash flow generation.

Any Profit Share Payments exceeding the $3.0 million minimum will be capitalized in the period incurred as a part of the acquired assets and amortized over the remaining life of such assets.

18. 401(k) Plan

The Company has a 401(k) plan (the "***401(k) Plan***") covering all employees who have completed one month of service. Under the 401(k) Plan, participants could defer up to 90% of their eligible wages to a maximum of $23,500 per year (annual limit for 2025). Employees age 50 or over in 2025 could make additional pre-tax contributions of up to $7,500. In 2025, 2024 and 2023, the Company matched 50% of employee contributions up to 8% of the employee's eligible compensation. The matching contribution for the years ended December 31, 2025, 2024, and 2023 was $2.6 million, $2.6 million, and $2.7 million, respectively.

19. Discontinued Operations

Disbanding of Regenerative Medicine Business Unit

In the second quarter of 2023, the Company announced the disbanding of its Regenerative Medicine reportable segment and the suspension of its Knee Osteoarthritis clinical trial program. The announcement reflected the abandonment of the Company's efforts to pursue a Biological License Application for its micronized dehydrated amnion chorion membrane product and a major definitive strategic shift in the Company's focus toward its continuing commercial pipeline as its primary source of value creation.

The Company completed the regulatory obligations associated with the clinical trial during the fourth quarter of 2023, at which time material run-off operations had ceased and Regenerative Medicine met the criteria for presentation as a discontinued operation.

Expenses associated with the disbanding of Regenerative Medicine ceased in the third quarter of 2024.

Financial Statement Impact of Discontinued Operations

The income and expenses of the discontinued operation have been classified as income (loss) from discontinued operations in the consolidated statements of operations as of December 31, 2024 and 2023 as follows (in thousands):

	Year Ended December 31,	
	2024	2023
Selling, general and administrative expense	$ (221)	$ —
Research and development expense	(200)	8,017
Restructuring expense	—	4,168
Income tax provision benefit	—	(2,974)
Income (loss) from discontinued operations	$ 421	$ (9,211)

F-34

Goodwill As a result of the announcement of the disbanding of Regenerative Medicine business unit, the Company evaluated goodwill associated with the Regenerative Medicine reporting unit for potential impairment. The Company estimated fair value for the reporting unit using the income approach; specifically, a discounted cash flow method. As a result of this assessment, management concluded that the carrying value of the reporting unit exceeded its fair value by an amount that exceeded its goodwill balance. Accordingly, the Company recognized an impairment loss for the full amount of the goodwill ascribed to the Regenerative Medicine reporting unit. The goodwill impairment loss is included as a component of discontinued operations in the audited consolidated statement of operations for the year ended December 31, 2023. Impairment of goodwill of $0.5 million was recorded as part of loss from discontinued operations for the year ended December 31, 2023. 20. Subsequent Events Share Repurchase Plan In February 2026, the Board authorized the Company to periodically repurchase up to $100.0 million of its outstanding common stock (the “Share Repurchase Plan”) through February 2028. The share repurchase program does not obligate the Company to repurchase any shares. In connection with the Share Repurchase Plan, the Company executed an amendment to the Citizens Credit Agreement (“Amendment No. 1”) which allows the Company to repurchase shares during its term. Amendment No. 1 does not make any other changes to the Citizens Credit Facility. F-35

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure None. Item 9A. Controls and Procedures REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM To the Stockholders and the Board of Directors of MiMedx Group, Inc. Opinion on Internal Control over Financial Reporting We have audited the internal control over financial reporting of MiMedx Group, Inc. and subsidiaries (the "Company") as of December 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO. We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2025, of the Company and our report dated February 25, 2026, expressed an unqualified opinion on those financial statements. Basis for Opinion The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion. Definition and Limitations of Internal Control over Financial Reporting A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. /s/ Deloitte & Touche LLP Atlanta, Georgia February 25, 2026 86

Evaluation of Disclosure Controls and Procedures Management maintains a set of disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), designed to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to management, including our CEO and CFO, to allow for timely decisions regarding required disclosure. An evaluation of the effectiveness of the design and operation of our disclosure controls and procedures was performed under the supervision and with the participation of our management, including our CEO and CFO. As a result of this evaluation, our CEO and CFO concluded that our disclosure controls and procedures were effective as of December 31, 2025. Management's Report on Internal Control Over Financial Reporting Management, including our CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act and based upon the criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO framework"). The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of our financial statements for external purposes in accordance with GAAP. An effective internal control system, no matter how well designed, has inherent limitations, including the possibility of human error or overriding of controls, and therefore can provide only reasonable assurance with respect to reliable financial reporting. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may demonstrate. Under the supervision and with the participation of our management, including our CEO and CFO, we have conducted an evaluation of the effectiveness of our internal control over financial reporting based on the COSO framework. Based on evaluation under these criteria, management determined that we did maintain effective internal control over financial reporting as of December 31, 2023. Our independent registered public accounting firm, Deloitte & Touche LLP, has audited the effectiveness of our internal control over financial reporting as of December 31, 2025, as stated in their report which appears on page 86 of this Form 10-K. Changes in Internal Control Over Financial Reporting There were no changes during the quarter ended December 31, 2025 in our internal control over financial reporting (as such term is defined in the Exchange Act) that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Item 9B. Other Information Item 1.01 Entry into a Material Definitive Agreement Amendment to Citizens Credit Agreement On February 23, 2026, the Company entered into Amendment No. 1. Refer to Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources, and Item 8, Financial Statements, Note 20, Subsequent Events, for details. Item 8.01 Other Events Share Repurchase Plan On February 23, 2026, the Company’s Board authorized the Company to periodically repurchase up to $100.0 million of the Company’s common stock through February 2028. Refer to Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources, and Item 8, Financial Statements, Note 20, Subsequent Events, for details. 10b5-1 Trading Arrangements 87

During the three months ended December 31, 2025, no director or officer of the Company adopted or terminated a “Rule 10b5-1 trading arrangement” or “non-Rule 10b5-1 trading arrangement,” as each term is defined in Item 408(a) of Regulation S-K. Item 9C. Disclosures Regarding Foreign Jurisdictions that Prevent Inspections Not applicable. PART III Item 10. Directors, Executive Officers and Corporate Governance The information required by this Item is incorporated herein by reference to the Company’s definitive proxy statement to be filed no later than 120 days after December 31, 2025. Item 11. Executive Compensation Information required by this Item will be contained in our definitive proxy statement relating to our 2026 Annual Meeting of Shareholders under the caption “Executive Compensation Discussion and Analysis,” “Summary Compensation Table (2025, 2024 and 2023,” “Grants of Plan Based Awards for 2025,” “Outstanding Equity Awards on December 31, 2025,” “2025 Options Exercised and Stock Vested Table,” “2025 Potential Payments Upon Termination or Change in Control,” “2025 Director Compensation,” “Compensation Committee Report” and “Compensation Committee Interlocks and Insider Participation” or similar captions which are incorporated herein by reference. Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters Information required by this Item will be contained in our definitive proxy statement relating to our 2026 Annual Meeting of Shareholders under the captions “Security Ownership of Certain Beneficial Owners and Management,” and “Equity Compensation Plan Information,” or similar captions which are incorporated herein by reference. Item 13. Certain Relationships and Related Transactions, and Director Independence Information required by this Item will be contained in our definitive proxy statement relating to our 2026 Annual Meeting of Shareholders under the captions “Policies and Procedures for Approval of Related Party Transactions,” “Related Party Transactions,” and "Director Independence" or similar captions which are incorporated herein by reference. Item 14. Principal Accounting Fees and Services Information required by this Item will be contained in our definitive proxy statement relating to our 2026 Annual Meeting of Shareholders under the captions “Audit Matters,” or a similar caption which is incorporated herein by reference. 88

PART IV Item 15. Exhibits, Financial Statement Schedules (a) Documents filed as part of this report: (i) Financial Statements (ii) Financial Statement Schedule: (iii) Exhibits See Item 15(b) below. Each management contract or compensation plan has been identified with an asterisk. (b) Exhibits Notes * Indicates a management contract or compensatory plan or arrangement # Filed herewith ## Certain exhibits and schedules have been omitted pursuant to Item 601(b)(10) of Regulation S-K, but a copy will be furnished supplementally to the Securities and Exchange Commission upon request. 3.1 Restated Articles of Incorporation, adopted March 4, 2021, effective March 5, 2021 (incorporated by reference to Exhibit 3.1 to the Registrant’s Annual Report on Form 10-K filed on March 8, 2021). 3.2 Articles of Amendment to Restated Articles of Incorporation, effective June 3, 2021 (incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K filed on June 10, 2021). 3.3 Articles of Amendment to Restated Articles of Incorporation, effective June 3, 2021 (incorporated by reference to Exhibit 3.2 to the Registrant’s Current Report on Form 8-K filed on June 10, 2021). 3.4 Articles of Amendment to Restated Articles of Incorporation, effective June 13, 2023 (incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K filed on June 14, 2023) 3.5 Amended and Restated Bylaws of MiMedx Group, Inc., as amended and restated as of February 16, 2023 (incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K filed on February 23, 2023). 4.1 The description of the Registrant’s Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934 (incorporated by reference to the Registrant’s Registration Statement on Form 8-A filed on November 2, 2020). 10.1 Lease effective May 1, 2013 between Hub Properties of GA, LLC and MiMedx Group, Inc. (incorporated by reference to Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q filed on May 10, 2013). 10.1A First Amendment to Lease dated March 7, 2017 between CPVF II West Oak LLC (as successor in interest to HUB Properties of GA, LLC) and MiMedx Group, Inc. (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed on March 13, 2017). 10.1B Second Amendment to Lease for real property and improvements located at 1775 West Oak Commons Court,Marietta, Georgia between RE Fields, LLC, successor in interest to HUB Properties GA, LLC, and CPVF II West Oak LLC, (“Landlord”), and MiMedx Group, Inc., (‘Tenant”) dated January 25, 2013, as amended March 7, 2017 (the “Lease”). (incorporated by reference to Exhibit 10.2B to the Registrant’s Annual Report on Form 10-K filed on February 28, 2024). 10.1C Third Amendment to Lease made as of November 30, 2021 for real property and improvements located at 1775 West Oak Commons Court, Marietta, Georgia between RE Fields, LLC, successor in interest to HUB Properties GA, LLC, and CPVF II West Oak LLC, and MiMedx Group, Inc., dated January 25, 2013, as amended March 7, 2017 (incorporated by reference to Exhibit 10.6 to the Registrant’s Annual Report on Form 10-K filed on February 28, 2022). 10.1D Fourth Amendment to Lease made as of January 26, 2024 between Georgia RE Fields, LLC, successor in interest to HUB Properties GA, LLC, and CPVF II West Oak LLC, and MiMedx Group, Inc., dated January 26, 2024 (incorporated by reference to Exhibit 10.2D to the Registrant’s Annual Report on Form 10-K filed on February 28, 2024). Exhibit Number Description 89

10.1E Fourth Amendment to Lease dated December 11, 2024 (incorporated by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K filed on December 16, 2024). 10.2## Securities Purchase Agreement, dated as of June 30, 2020, by and between MiMedx Group, Inc., Falcon Fund 2 Holding Company, L.P. and certain other investors (incorporated by reference to Exhibit 10.38 to the Registrant’s Annual Report on Form 10-K filed July 6, 2020). 10.3 Registration Rights Agreement dated as of July 2, 2020, by and between MiMedx Group, Inc. and Falcon Fund 2 Holding Company, L.P. (incorporated by reference to Exhibit 10.39 to the Registrant’s Annual Report on Form 10-K filed on July 6, 2020). 10.4 MiMedx Group, Inc. Assumed 2006 Stock Incentive Plan, as amended and restated effective February 25, 2014 (incorporated by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K filed on March 3, 2014). 10.5* Form of Incentive Stock Option Agreement under the MiMedx Group, Inc. Assumed 2006 Stock Incentive Plan (incorporated by reference to Exhibit 10.4 to the Registrant’s Annual Report on Form 10-K filed on March 4, 2014). 10.6* Form of Nonqualified Stock Option Agreement under the MiMedx Group, Inc. Assumed 2006 Stock Incentive Plan (incorporated by reference to Exhibit 10.5 to the Registrant’s Annual Report on Form 10-K filed on March 4, 2014). 10.7* Form of Restricted Stock Agreement for Non-Employee Directors under the MiMedx Group, Inc. 2006 Assumed Stock Incentive Plan (incorporated by reference to Exhibit 10.66 to the Registrant’s Quarterly Report on Form 10-Q filed on August 8, 2013). 10.8* Form of Restricted Stock Agreement under the MiMedx Group, Inc. 2006 Assumed Stock Incentive Plan (incorporated by reference to Exhibit 10.3 to the Registrant’s Annual Report on Form 10-K filed on March 4, 2014). 10.9* 2016 Equity and Cash Incentive Plan, as amended and restated through May 2, 2023 (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed on June 14, 2023). 10.10* Form of Incentive Stock Option Agreement under the MiMedx Group, Inc. 2016 Equity and Cash Incentive Plan (incorporated by reference to Exhibit 10.2 to the Registrant’s Quarterly Report on Form 10-Q filed on August 2, 2016). 10.11* Form of Restricted Stock Agreement under the MiMedx Group, Inc. 2016 Equity and Cash Incentive Plan (for shares not registered under the Securities Act of 1933) (incorporated by reference to Exhibit 10.9 to the Registrant’s Current Report on Form 8-K filed on May 30, 2019). 10.12* Form of Restricted Stock Agreement under the MiMedx Group, Inc. 2016 Equity and Cash Incentive Plan (incorporated by reference to Exhibit 10.3 to the Registrant’s Quarterly Report on Form 10-Q filed on August 2, 2016). 10.13* Form of Restricted Stock Agreement for Non-Employee Directors under the MiMedx Group, Inc. 2016 Equity and Cash Incentive Plan (incorporated by reference to Exhibit 10.11 to the Registrant’s Current Report on Form 8-K filed on May 30, 2019). 10.14* Form of Nonqualified Stock Option Agreement under the MiMedx Group, Inc. 2016 Equity and Cash Incentive Plan (incorporated by reference to Exhibit 10.4 to the Registrant’s Quarterly Report on Form 10-Q filed on August 2, 2016). 10.15* Form of Director Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 10.16 to the Registrant’s Annual Report on Form 10-K filed on March 17, 2020). 10.16 Form of Employee (Time-Vested) Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 10.33 to the Registrant’s Annual Report on Form 10-K filed on July 6, 2020). 10.17* Form of Employee (Performance-Vested, uncertain number of shares) Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 10.34 to the Registrant’s Annual Report on Form 10-K filed on July 6, 2020). 10.18* Form of Employee (Performance-Vested, certain number of shares) Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 10.35 to the Registrant’s Annual Report on Form 10-K filed on July 6, 2020). 10.19* Form of Non-Employee Restricted Stock Award Agreement (vest into retirement) (incorporated by reference to Exhibit 10.4 to the Registrant’s Quarterly Report on Form 10-Q filed on August 4, 2020). 10.20* Form of Employee (Time-Vested) Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 10.25 to the Registrant’s Annual Report on Form 10-K filed on March 8, 2021). 10.21* Employment Offer Letter between MiMedx Group, Inc. and William F. Hulse IV dated November 4, 2019, (incorporated by reference to Exhibit 10.30 to the Registrant’s Annual Report on Form 10-K filed on July 6, 2020). 10.22* Form of Key Employee Retention and Restrictive Covenant Agreement (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed on December 21, 2020). Exhibit Number Description 90

10.23* Form of Indemnification Agreement (incorporated by reference to Exhibit 10.65 to the Registrant’s Current Report on Form 8-K filed on July 15, 2008). 10.24* Form of Director Restricted Stock Unit Award Agreement (Type I - Initial Grant, Full Amount) (incorporated by reference to Exhibit 10.2 to the Registrant’s Quarterly Report on Form 10-Q filed on August 3, 2021). 10.25* Form of Director Restricted Stock Unit Award Agreement (Type II - Initial Grant, Pro Rata Amount) (incorporated by reference to Exhibit 10.3 to the Registrant’s Quarterly Report on Form 10-Q filed on August 3, 2021). 10.26* Form of Director Restricted Stock Unit Award Agreement (Type III - Annual Grant) (incorporated by reference to Exhibit 10.4 to the Registrant’s Quarterly Report on Form 10-Q filed on August 3, 2021). 10.27 Technology License Agreement dated January 29, 2007 between MiMedx, Inc., Shriner's Hospitals for Children and University of South Florida Research Foundation (incorporated by reference to Exhibit 10.32 to the Registrant’s Current Report on Form 8-K filed on February 8, 2008). 10.28 Cooperation Agreement dated as of May 29, 2019 among MiMedx Group, Inc., M. Kathleen Behrens Wilsey, K. Todd Newton, Richard J. Barry, Prescience Partners, LP, Prescience Point Special Opportunity LP, Prescience Capital LLC, Prescience Investment Group, LLC d/b/a Prescience Point Capital Management LLC and Eiad Asbahi (incorporated by reference to Exhibit 10.32 to the Registrant’s Current Report on Form 8-K filed on May 30, 2019). 10.29* Employment Offer Letter between MiMedx Group, Inc. and Ricci S. Whitlow dated December 27, 2022 (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed on January 3, 2023). 10.30* Letter Agreement between MiMedx Group, Inc. and Joseph H. Capper dated January 27, 2023 (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed on January 27, 2023). 10.31* Performance Stock Unit Agreement between MiMedx Group, Inc. and Joseph H. Capper dated January 27, 2023 (incorporated by reference to Exhibit 10.3 to the Registrant’s Current Report on Form 8-K filed on January 27, 2023). 10.32* Nonqualified Stock Option Agreement between MiMedx Group, Inc. and Joseph H. Capper dated January 27, 2023 (incorporated by reference to Exhibit 10.4 to the Registrant’s Current Report on Form 8-K filed on January 27, 2023). 10.33 Platform Intellectual Property License Agreement by and between MiMedx Group, Inc. and Global Health Solutions, Inc. (d.b.a. Turn Therapeutics) (incorporated by reference to Exhibit 10.44 to the Registrant’s Annual Report on Form 10-K filed on February 28, 2023). 10.34* Offer Letter dated June 30, 2023, between the Company and Doug Rice (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed on July 5, 2023). 10.35* Key Employee Retention and Restrictive Covenant Agreement dated July 5, 2023, between the Company and Doug Rice (incorporated by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K filed on July 5, 2023). 10.36* Inducement Performance Stock Unit Agreement dated June 30, 2023, between the Company and Doug Rice (incorporated by reference to Exhibit 10.3 to the Registrant’s Current Report on Form 8-K filed on July 5, 2023). 10.37* Inducement Restricted Stock Unit Agreement dated June 30, 2023, between the Company and Doug Rice (incorporated by reference to Exhibit 10.4 to the Registrant’s Current Report on Form 8-K filed on July 5, 2023). 10.38* Inducement Stock Option Agreement dated June 30, 2023, between the Company and Doug Rice (incorporated by reference to Exhibit 10.5 to the Registrant’s Current Report on Form 8-K filed on July 5, 2023). 10.39 Management Incentive Plan, as amended and restated effective June 6, 2023 (incorporated by reference to Exhibit 10.46 to the Registrant’s Annual Report on Form 10-K filed on February 28, 2023). 10.40 Form of Indemnification Agreement (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed on December 16, 2024). 10.41 Form of Restricted Stock Unit Agreement under the MiMedx Group, Inc. 2016 Equity and Cash Incentive Plan (incorporated by reference to Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q filed on April 30, 2024). 10.42 Form of Performance Stock Unit Agreement under the MiMedx Group, Inc. 2016 Equity and Cash Incentive Plan (incorporated by reference to Exhibit 10.2 to the Registrant’s Quarterly Report on Form 10-Q filed on April 30, 2024). 10.43 Form of Nonqualified Stock Option Agreement under the MiMedx Group, Inc. 2016 Equity and Cash Incentive Plan (incorporated by reference to Exhibit 10.3 to the Registrant’s Quarterly Report on Form 10-Q filed on April 30, 2024). Exhibit Number Description 91

10.44 Credit Agreement, dated January 19, 2024 among MIMEDX GROUP, INC., a Florida corporation, as the Borrower, MIMEDX TISSUE SERVICES LLC, as a Guarantor, MIMEDX PROCESSING SERVICES, LLC, as a Guarantor, MIMEDX SUPPLY LLC, as a Guarantor, BANK OF AMERICA, NATIONAL ASSOCIATION, as a Lender and CITIZENS BANK, N.A., as Administrative Agent, the L/C Issuer, the Swingline Lender, and as a Lender (incorporated by reference to Exhibit 10.4 to the Registrant’s Quarterly Report on Form 10-Q filed on April 30, 2024). 10.45* Offer Letter dated June 24, 2024 from MiMedx Group, Inc. to Kim Moller (incorporated by reference to Exhibit 10.45 of the Registrant’s Annual Report on Form 10-K filed on February 26, 2025). 10.46* Restated Key Employee Retention and Restrictive Covenant Agreement dated June 7, 2023, between the Company and Kimberly Moller (incorporated by reference to Exhibit 10.46 of the Registrant’s Annual Report on Form 10-K filed on February 26, 2025). 10.47# Amendment No. 1 to Credit Agreement, dated February 24, 2026, which amends that certain Credit Agreement dated as of January 19, 2024 among MIMEDX GROUP, INC., a Florida corporation, as the Borrower, MIMEDX TISSUE SERVICES LLC, as a Guarantor, MIMEDX PROCESSING SERVICES, LLC, as a Guarantor, MIMEDX SUPPLY LLC, as a Guarantor, BANK OF AMERICA, NATIONAL ASSOCIATION, as a Lender and CITIZENS BANK, N.A., as Administrative Agent, the L/C Issuer, the Swingline Lender, and as a Lender. 19.1 Insider Trading Policy dated January 6, 2025 (incorporated by reference to Exhibit 19.1 of the Registrant’s Annual Report on Form 10-K filed on February 26, 2025). 21.1# Subsidiaries of MiMedx Group, Inc. 23.1# Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm. 24.1# Power of Attorney (included on the signature page to this Report). 31.1# Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 31.2# Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 32.1# Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 32.2# Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 97.1 MiMedx Compensation Recoupment Policy, as amended and restated effective November 29, 2023. (incorporated by reference to Exhibit 97.1 to the Registrant’s Annual Report on Form 10-K filed on February 28, 2024). 101.INS# XBRL Instance Document 101.SCH# XBRL Taxonomy Extension Schema Document 101.CAL# XBRL Taxonomy Extension Calculation Linkbase Document 101.DEF# XBRL Taxonomy Extension Definition Linkbase Document 101.LAB# XBRL Taxonomy Extension Label Linkbase Document 101.PRE# XBRL Taxonomy Extension Presentation Linkbase Document Exhibit Number Description Item 16. Form 10-K Summary Not applicable. 92

SIGNATURES Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. MIMEDX GROUP, INC. February 25, 2026 By: /s/ Doug Rice Doug Rice Chief Financial Officer POWER OF ATTORNEY KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints William F. Hulse IV and Kendall Lioon and each of them acting individually, as his or her true and lawful attorneys- in-fact and agents, each with full power of substitution and resubstitution, for him or her in any and all capacities, to sign any and all amendments to this Annual Report for the year ended December 31, 2025, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorney to any and all amendments to said Annual Report. Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated. 93

Signature / Name Title Date /s/ Joseph H. Capper Chief Executive Officer and Director February 25, 2026 Joseph H. Capper Principal Executive Officer /s/ Doug Rice Chief Financial Officer February 25, 2026 Doug Rice Principal Financial Officer and Principal Accounting Officer /s/ M. Kathleen Behrens Chair of the Board (Director) February 25, 2026 M. Kathleen Behrens /s/ James L. Bierman Director February 25, 2026 James L. Bierman /s/ William A. Hawkins III Director February 25, 2026 William A. Hawkins III /s/ Cato T. Laurencin Director February 25, 2026 Cato T. Laurencin /s/ K. Todd Newton Director February 25, 2026 K. Todd Newton /s/ Tiffany Olson Director February 25, 2026 Tiffany Olson /s/ Dorothy Puhy Director February 25, 2026 Dorothy Puhy /s/ Martin P. Sutter Director February 25, 2026 Martin P. Sutter 94